UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

3 August 2009

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-153723) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

The results of Barclays PLC and Barclays Bank PLC as of, and for the six months ended, 30th June 2009.

Barclays PLC – 2009 Interim Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: August 3, 2009	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 3, 2009	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

Barclays PLC – 2009 Interim Results

BARCLAYS PLC AND BARCLAYS BANK PLC

This document includes portions from the previously published results announcement of Barclays PLC and Barclays Bank PLC as of, and for the six months ended, June 30, 2009, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (the “SEC”), and also includes the reconciliation to certain financial information prepared in accordance with international financial reporting standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K Item 10 (e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures, as of, and for the six months ended, June 30, 2009. This document does not update or otherwise supplement the information contained in the previously published results announcement.

An audit opinion has not been rendered in respect of this announcement.

Barclays PLC – 2009 Interim Results

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC – 2009 Interim Results	i

Unless otherwise stated, the income statement analyses compare the six months to 30th June 2009 to the corresponding six months of 2008. Balance sheet comparisons, unless otherwise stated, relate to the corresponding position at 31st December 2008.

In accordance with Barclays policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group for the period, the information provided in this report goes beyond the minimum levels required by accounting standards and listing rules for interim reporting. In the specific context of facilitating an understanding of the recent market turmoil Barclays has considered best practice recommendations relating to disclosure and feedback from investors, regulators and other stakeholders on the disclosures that investors would find most useful.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the integration of the Lehman Brothers North American businesses into the Group’s business and the quantification of the benefits resulting from such acquisition, the proposed disposal of Barclays Global Investors and the impact on the Group, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority FSA, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Barclays PLC – 2009 Interim Results	ii

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Barclays PLC – 2009 Interim Results	iii

Group Performance

Barclays delivered profit before tax of £2,745m in the first half of 2009, an increase of 21% on 2008. This was after absorbing a further £4,677m of gross losses on credit market exposures (including impairment of £1,170m) and other Group impairment of £3,386m, and £1,192m of gains on debt buy-backs and extinguishment which more than offset a charge of £893m relating to the tightening of own credit spreads.

Income grew 41% to £15,318m. Growth was particularly strong in Barclays Capital, Barclaycard and a number of the international businesses within Global Retail and Commercial Banking (GRCB). Within GRCB however, the momentum of income growth is slowing as the impact of margin compression on deposit income resulting from very low absolute levels of interest rates takes effect and as we have slowed the rate of growth in distribution points across the business. Within Barclays Capital reported income is up 79% compared to the first half of 2008 reflecting the impact of the successful integration of the acquired Lehman Brothers North American businesses and as buoyant market conditions observed across most financial markets in the first quarter of 2009 continued through the second quarter. Barclays Capital also experienced losses of £3,507m relating to credit market exposures held in its trading books, with a marked deterioration in valuations in monolines and commercial real estate in the US and Europe having a notable impact. In addition a charge of £893m relating to own credit on issued structured notes was recognised as credit spreads tightened.

Impairment charges of £4,556m increased 86% on the first half of 2008. These charges included £1,170m against credit market exposures within Barclays Capital. Wholesale impairment charges increased significantly in the corporate loan books of both Barclays Commercial Bank and in Barclays Capital as corporate credit conditions worsened sharply. In UK Retail Banking impairment increased mainly in Consumer Lending as unemployment continued to rise. UK mortgage impairment charges remained relatively low. Loan loss rates continued to rise at Barclaycard, up to 6.8% across our UK books and 9.8% across our US books for the first half on an annualised basis. Significant impairment growth in our Global Retail and Commercial Banking businesses in Western Europe, Absa and Emerging Markets impacted the retail segments in these markets in particular and also our commercial property and SME portfolios in Spain. The loan loss rate for the period was 144 basis points when measured against constant year-end loans and advances balances and impairment at average 2008 foreign exchange rates.

Operating expenses increased 29% to £8,051m. Much of this increase related to prior year growth across our distribution network in GRCB and the Lehman Brothers North American businesses expansion at Barclays Capital. Overall costs across GRCB increased 13%. Adjusting for the non-recurrence of gains from the sale of property, costs across GRCB increased 10% reflecting higher pension costs, growth in the distribution network and new operations in Western Europe and Emerging Markets including entry into Russia, Pakistan and Indonesia. The number of full-time employees across the GRCB businesses decreased 5% over the period. The Group’s staff numbers fell 5% to 145,200 (31st December 2008: 152,800).

Outlook

We expect the remainder of 2009 to be challenging, with continuing recessions in many of the economies in which we are represented. In the first half of 2009 our profits were reduced by the impacts of substantial gross credit market losses and impairment. For the remainder of 2009, we expect credit market losses to be lower than in the first half but impairment trends to be consistent with those experienced over the first half.

Official interest rates in the UK and elsewhere have reduced significantly in response to the continuing recession. This has had and will continue to have the impact of substantially reducing the spread generated on our retail and commercial banking liabilities, particularly in the UK. We expect this to continue while interest rates are low. The impact on Barclays will be reduced to an extent by our interest rate hedges, which we expect to mitigate around 50% of the second half impact of low interest rates on our liabilities margin. As well as interest rate reductions, governments in the UK and elsewhere have taken significant measures to assist borrowers and lenders. We expect the combined impact of these measures and the lower interest rate environment to be positive for the economy in time.

Barclays PLC – 2009 Interim Results	1

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Barclays PLC – 2009 Interim Results	2

Results by Business

UK Retail Banking

Income Statement Information	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Net interest income	1,315	1,543	1,453

Net fee and commission income	613	660	639

Net premiums from insurance contracts	107	102	103

Other income	7	17	-
Total income	2,042	2,322	2,195

Net claims and benefits incurred under insurance contracts	(35)	(16)	(19)
Total income net of insurance claims	2,007	2,306	2,176

Impairment charges and other credit provisions	(469)	(314)	(288)
Net income	1,538	1,992	1,888

Operating expenses excluding amortisation of intangible assets	(1,253)	(1,304)	(1,195)

Amortisation of intangible assets	(19)	(13)	(7)
Operating expenses	(1,272)	(1,317)	(1,202)

Share of post-tax results of associates and joint ventures	2	4	4
Profit before tax	268	679	690

Balance Sheet Information
Loans and advances to customers at amortised cost	£96.1bn	£94.4bn	£89.1bn

Customer accounts	£91.5bn	£89.6bn	£88.4bn

Total assets	£102.6bn	£101.4bn	£96.3bn

Performance Ratios

Cost:income ratio[1]	63%	57%	55%

Other Financial Measures

Risk weighted assets	£31.7bn	£30.5bn	£31.7bn

1	Defined on page 94.

Barclays PLC – 2009 Interim Results	3

Results by Business

UK Retail Banking

In a challenging economic environment UK Retail Banking profit before tax decreased 61% (£422m) to £268m (2008: £690m), impacted by the current low interest rates resulting in margin compression on the deposit book, increased impairment charges, the non-recurrence of gains from the sale of property and higher pension costs.

The number of savings accounts increased 8% to 13.0m (31st December 2008: 12.0m), mortgage accounts increased 8,000 to 824,000 (31st December 2008: 816,000). Local Business customer numbers increased 12,000 to 672,000 (31st December 2008: 660,000) and there was gross new lending of £561m. Total loans and advances to customers increased £1.7bn to £96.1bn (31st December 2008: £94.4bn).

Income decreased 8% (£169m) to £2,007m (2008: £2,176m) reflecting the impact of margin compression, which more than offset excellent growth in Home Finance and good growth in Consumer Lending.

Net interest income decreased 9% (£138m) to £1,315m (2008: £1,453m) driven by margin compression of £381m on liabilities after taking into account gains on product hedges implemented to protect income on current accounts and managed rate deposits. This was partially offset by increases in asset driven net interest income. Total average customer deposit balances increased 3% to £88.5bn (2008: £85.7bn), reflecting solid growth in Personal Customer Current Account and Savings balances.

Average mortgage balances grew 13%, reflecting positive net lending. Mortgage balances were £84.4bn at the end of the period (31st December 2008: £82.3bn), a market share of 7% (2008: 7%). Gross advances reduced to £6.0bn (2008: £12.7bn) reflecting a continued conservative approach to lending, with redemptions of £3.8bn (2008: £5.6bn). Net new mortgage lending was £2.2bn (2008: £7.1bn), in a market of £1.1bn (2008: £26.3bn). The average loan to value ratio of the mortgage book (including buy-to-let) on a current valuation basis was 44% (2008: 40%). The average loan to value ratio of new mortgage lending was 46% (2008: 47%).

Net fee and commission income decreased 4% (£26m) to £613m (2008: £639m) reflecting reduced income from mortgage application and redemption fees.

Impairment charges increased 63% (£181m) to £469m (2008: £288m), reflecting lower expectations for recoveries in line with the current economic environment and growth in customer assets of 8%. Impairment charges within Consumer Lending increased 54% to £284m (2008: £185m) and mortgage impairment charges remained relatively low at £35m (2008: £1m). Total impairment charges represented 0.98% (2008: 0.65%) of total loans and advances to customers.

Operating expenses increased 6% (£70m) to £1,272m (2008: £1,202m) reflecting the non-recurrence of gains from the sale of property of £65m and increased costs relating to pensions.

Total assets increased 1% to £102.6bn (31st December 2008: £101.4bn) driven by net new mortgage lending of £2.2bn. Risk weighted assets increased 4% (£1.2bn) to £31.7bn (31st December 2008: £30.5bn) reflecting growth in asset balances and impact of the current economic environment.

Barclays PLC – 2009 Interim Results	4

Results by Business

Barclays Commercial Bank

Income Statement Information	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Net interest income	857	883	874

Net fee and commission income	475	464	397

Net trading (loss)/income	-	(1)	4

Net investment (loss)/income	(26)	11	8

Principal transactions	(26)	10	12

Other income	107	39	66

Total income	1,413	1,396	1,349

Impairment charges and other credit provisions	(467)	(266)	(148)

Net income	946	1,130	1,201

Operating expenses excluding amortisation of intangible assets	(533)	(554)	(494)

Amortisation of intangible assets	(9)	(11)	(4)

Operating expenses	(542)	(565)	(498)

Share of post-tax results of associates and joint ventures	-	(1)	(1)
Profit before tax	404	564	702

Balance Sheet Information

Loans and advances to customers at amortised cost	£62.5bn	£67.5bn	£67.5bn

Customer accounts	£56.8bn	£60.6bn	£61.3bn

Total assets	£77.6bn	£84.0bn	£81.0bn

Performance Ratios

Cost:income ratio[1]	38%	40%	37%

Other Financial Measures

Risk weighted assets	£61.5bn	£63.1bn	£58.6bn

1	Defined on page 94.

Barclays PLC – 2009 Interim Results	5

Results by Business

Barclays Commercial Bank

Barclays Commercial Bank profit before tax decreased 42% (£298m) to £404m (2008: £702m) in a challenging economic environment. Income benefited from continued momentum from net fees and commissions and a gain of £83m from the repurchase of securitised debt issued. 2008 included a £42m gain from restructuring of Barclays interest in a third party finance operation. This was more than offset by a significant increase in impairment resulting from the impact of the UK recession with rising default rates and falling asset values.

Income grew 5% (£64m) to £1,413m (2008: £1,349m).

Net interest income fell 2% (£17m) to £857m (2008: £874m). Although there was good growth in average lending of 10% (£5.8bn) to £64.9bn (2008: £59.0bn) reflecting the continued commitment to lend to viable businesses, income from deposits was affected by margin compression of £83m resulting from the fall in base rate.

Non-interest income increased to 39% of total income (2008: 35%) partly reflecting continued focus on cross sales, impacts of new initiatives and efficient balance sheet utilisation. Net fee and commission income increased 20% (£78m) to £475m (2008: £397m), driven by strong debt fees and an increase in customer demand for risk management solutions in particular derivative sales and foreign exchange income.

Principal transactions income decreased £38m to a loss of £26m (2008: profit of £12m), impacted by investment writedowns and fewer opportunities for equity realisations in the current market.

Other income of £107m (2008: £66m) included income from the repurchase of securitised debt issued of £83m (2008: £7m) and rental income from operating leases of £18m (2008: £11m). Prior year income included a £42m gain from restructuring of Barclays interest in a third party finance operation.

Impairment charges rose to £467m (2008: £148m), primarily reflecting the impact of the economic recession across Larger and Medium businesses with pressures on corporate liquidity, falling asset values and rising default rates. Impairment as a percentage of period-end loans and advances to customers and banks increased to 1.43% (2008: 0.42%).

Operating expenses were tightly controlled and increased 9% (£44m) to £542m (2008: £498m) as a result of increased pension costs and the non-recurrence of gains on the sale of property.

Total assets fell 8% to £77.6bn (31st December 2008: £84.0bn) driven by reduced customer overdraft borrowings and lower volumes in Barclays Asset and Sales Finance (BASF). New term lending extended to customers was £7.4bn. Risk weighted assets fell 3% (£1.6bn) to £61.5bn (31st December 2008: £63.1bn) largely reflecting the reduction in assets and currency movements.

Barclays PLC – 2009 Interim Results	6

Results by Business

Barclaycard

Income Statement Information	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Net interest income	1,357	999	787

Net fee and commission income	620	715	584

Net trading income	1	1	1

Net investment income	20	64	16
Principal transactions	21	65	17

Net premiums from insurance contracts	21	26	18

Other income	1	1	18
Total income	2,020	1,806	1,424

Net claims and benefits incurred under insurance contracts	(11)	(5)	(6)
Total income net of insurance claims	2,009	1,801	1,418

Impairment charges and other credit provisions	(915)	(620)	(477)
Net income	1,094	1,181	941

Operating expenses excluding amortisation of intangible assets	(671)	(747)	(614)

Amortisation of intangible assets	(37)	(34)	(27)
Operating expenses	(708)	(781)	(641)

Share of post-tax results of associates and joint ventures	2	(2)	(1)

Profit on disposal of subsidiaries, associates and joint ventures	3	-	-

Gain on acquisition	-	3	89
Profit before tax	391	401	388

Balance Sheet Information
Loans and advances to customers at amortised cost	£26.0bn	£27.4bn	£22.1bn

Total assets	£29.5bn	£30.9bn	£24.3bn

Performance Ratios

Cost:income ratio[1]	35%	43%	45%

Other Financial Measures

Risk weighted assets	£26.9bn	£27.3bn	£22.8bn

1	Defined on page 94.

Barclays PLC – 2009 Interim Results	7

Results by Business

Barclaycard

Barclaycard profit before tax increased 1% (£3m) to £391m (2008: £388m) reflecting a resilient performance in challenging market conditions. Strong income growth across the portfolio, driven by increased lending, improved margins and foreign exchange gains, was offset by higher impairment charges, driven by the deterioration in the global economy and increased operating expenses, due to acquisitions in 2008. 2008 results include a gain on acquisition net of restructuring expenses relating to the purchase of Goldfish, and a gain on a portfolio sale in the US.

Income growth of 42% (£591m) to £2,009m (2008: £1,418m) reflected strong growth across the portfolios through acquisitions, lower funding rates, and the appreciation of the average values of the US dollar and the Euro against Sterling.

Net interest income increased 72% (£570m) to £1,357m (2008: £787m) driven by strong growth in international average extended credit card balances, up 93% to £8.1bn (2008: £4.2bn), and lower funding rates as margins improved.

Net fee and commission income increased 6% (£36m) to £620m (2008: £584m) with growth in Barclaycard International offset by lower volumes in FirstPlus.

Principal transactions of £21m (2008: £17m) included a £20m gain from the sale of MasterCard shares (2008: £16m).

Other income in 2008 included a £18m gain on the sale of a portfolio in the US.

Impairment charges increased £438m (92%) to £915m (2008: £477m) reflecting higher charges in Barclaycard International portfolios, particularly Barclaycard US which was driven by loan growth and higher delinquency due to deteriorating economic conditions. Impairment in the international markets was adversely affected by the appreciation of the average values of the US Dollar and the Euro gaining against Sterling. UK portfolio charges were higher as a result of rising delinquency and the inclusion of Goldfish in UK Cards.

Operating expenses increased 10% (£67m) to £708m (2008: £641m), due to growth in the portfolios including the acquisitions made in the UK, US and South Africa in 2008, and the depreciation of the average value of Sterling against the US Dollar and the Euro. Costs in 2008 include £54m of restructuring relating to the Goldfish acquisition.

The purchase of Goldfish resulted in a gain on acquisition of £89m in 2008.

Barclaycard International profit before tax decreased 41% to £59m (2008: £100m). Strong income growth driven by higher average extended credit balances was more than offset by impairment growth and increased operating expenses. International customers grew by 3.7m (46%) to 11.8m, primarily in the second half of 2008, including a 36% increase in the US, as scale continued to be built across the portfolios.

Total assets decreased 5% to £29.5bn (31st December 2008: £30.9bn) reflecting the appreciation of Sterling against the US Dollar and Euro, the decision to stop writing new business in FirstPlus and tighter lending criteria. Risk weighted assets decreased 1% (£0.4bn) to £26.9bn (31st December 2008: £27.3bn) reflecting the appreciation of Sterling and lower secured lending balances in FirstPlus.

Barclays PLC – 2009 Interim Results	8

Results by Business

Global Retail and Commercial Banking - Western Europe

Income Statement Information	Half Year Ended 30.06.09 £m	Half Year[2] Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Net interest income	621	497	378

Net fee and commission income	210	199	190

Net trading (loss)/income	(6)	(18)	11

Net investment income	64	109	52
Principal transactions	58	91	63

Net premiums from insurance contracts	289	169	183

Other income	8	34	16
Total income	1,186	990	830

Net claims and benefits incurred under insurance contracts	(300)	(176)	(189)
Total income net of insurance claims	886	814	641

Impairment charges and other credit provisions	(301)	(194)	(103)
Net income	585	620	538

Operating expenses excluding amortisation of intangible assets	(535)	(524)	(417)

Amortisation of intangible assets	(19)	(13)	(6)
Operating expenses	(554)	(537)	(423)

Gain on acquisition	-	52	-
Profit before tax	31	135	115

Balance Sheet Information
Loans and advances to customers at amortised cost	£49.0bn	£53.9bn	£41.1bn

Customer accounts	£16.5bn	£15.6bn	£11.4bn

Total assets	£59.9bn	£65.5bn	£51.5bn

Performance Ratios

Cost:income ratio[1]	63%	66%	66%

Other Financial Measures

Risk weighted assets	£30.1bn	£37.0bn	£29.1bn

1	Defined on page 94.
2	H2 2008 figures have been restated to include Barclays Russia.

Barclays PLC – 2009 Interim Results	9

Results by Business

Global Retail and Commercial Banking - Western Europe

Global Retail and Commercial Banking – Western Europe profit before tax fell by 73% (£84m) to £31m (2008: £115m). The results include an operating loss before tax of £35m related to Barclays Russia and restructuring charges of £24m largely concentrated in Spain. All businesses traded profitably except for Barclays Russia which experienced a sharp increase in Rouble funding costs in the first quarter. Profit before tax was favourably impacted by the 15% appreciation in the average value of the Euro against Sterling.

Income increased across all countries improving 38% (£245m) to £886m (2008: £641m) as a result of the significant expansion in the distribution network in 2007 and 2008. The number of distribution points increased 40 to 1,221 (31st December 2008: 1,181).

Net interest income increased 64% (£243m) to £621m (2008: £378m). The increase was principally driven by strong growth in average customer assets of 32% to £51.1bn (2008: £38.7bn) and higher average margins on assets of 1.29% (2008: 1.13%). Average customer liabilities saw strong growth of 55% to £14.9bn (2008: £9.6bn).

Net fee and commission income, predominantly generated from asset management and insurance product lines, increased 11% (£20m) to £210m (2008: £190m), benefiting from the recent recovery in global equity markets.

Principal transactions fell 8% (£5m) to £58m (2008: £63m), in part due to the non-recurrence of the gain on the sale of shares in MasterCard (2008: £17m).

Impairment charges increased £198m to £301m (2008: £103m), principally due to higher impairment in Spain on the commercial property, construction and SME portfolios and the Spanish cards business.

Operating expenses increased 31% (£131m) to £554m (2008: £423m) due to the continued expansion of the Italian and Portuguese networks, the addition of Barclays Russia, restructuring charges of £24m and lower gains from the sale of property of £8m (2008: £37m). The cost:income ratio improved three percentage points to 63% (2008: 66%).

Total assets decreased 9% to £59.9bn (31 December 2008: £65.5bn) principally due to the depreciation in the Euro against Sterling. Risk weighted assets decreased 19% (£6.9bn) to £30.1bn (31st December 2008: £37.0bn) driven by active management, the migration of key retail mortgage portfolios onto the advanced credit risk approach and the depreciation of the Euro against Sterling.

On 25th June 2009, Barclays and CNP Assurances SA (CNP) agreed to establish a long-term life insurance joint venture in Spain, Portugal and Italy. Barclays will sell a 50 per cent stake in Barclays Vida y Pensiones Compania de Seguros, Barclays Iberian life insurance and pensions subsidiary, to CNP. CNP will pay Barclays an upfront cash consideration of approximately €140m (£120m) on completion and an additional consideration up to a maximum of €450m (£385m) over a period of 12 years, dependent on the achievement of certain targets. The transaction is expected to complete in the second half of 2009, subject to regulatory approval.

Barclays PLC – 2009 Interim Results	10

Results by Business

Global Retail and Commercial Banking - Emerging Markets

Income Statement Information	Half Year Ended 30.06.09 £m	Half Year[2] Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Net interest income	383	346	251

Net fee and commission income	113	121	96

Net trading income	31	46	42

Net investment income	1	74	17

Principal transactions	32	120	59

Other income	1	(3)	4

Total income	529	584	410

Impairment charges and other credit provisions	(213)	(99)	(66)

Net income	316	485	344

Operating expenses excluding amortisation of intangible assets	(417)	(395)	(290)

Amortisation of intangible assets	(2)	(1)	(2)

Operating expenses	(419)	(396)	(292)

Profit on disposal of subsidiaries, associates and joint ventures	17	-	-

(Loss)/profit before tax	(86)	89	52

Balance Sheet Information

Loans and advances to customers at amortised cost	£7.4bn	£9.7bn	£6.7bn

Customer accounts	£7.7bn	£9.3bn	£7.1bn

Total assets	£11.2bn	£13.9bn	£11.0bn

Performance Ratios

Cost:income ratio[1]	79%	68%	71%

Other Financial Measures

Risk weighted assets	£11.3bn	£14.6bn	£12.1bn

1	Defined on page 94.
2	H2 2008 figures have been restated to exclude Barclays Russia.

Barclays PLC – 2009 Interim Results	11

Results by Business

Global Retail and Commercial Banking - Emerging Markets

Global Retail and Commercial Banking - Emerging Markets made a loss before tax of £86m (2008: £52m profit). Strong income growth across all regions was offset by significantly increased retail impairment in India and UAE and the cost of investment in the new markets of Pakistan and Indonesia. Despite economic challenges, profit before tax in the established markets in Africa and the Indian Ocean increased £21m to £94m (2008: £73m).

Income increased 29% (£119m) to £529m (2008: £410m) as a result of business growth across most markets.

Net interest income increased 53% (£132m) to £383m (2008: £251m), driven by retail and commercial balance sheet growth in the second half of 2008 with average customer assets up 61% to £9.0bn (2008: £5.6bn) and customer deposits up 27% to £8.4bn (2008: £6.6bn).

Net fee and commission income increased 18% (£17m) to £113m (2008: £96m) primarily driven by growth in retail and commercial fee income.

Principal transactions decreased 46% (£27m) to £32m (2008: £59m) due to the non-recurrence of a gain from the sale of shares in Mastercard (2008: £14m) and lower foreign exchange income.

Impairment charges increased £147m to £213m (2008: £66m) mainly reflecting weakening delinquency trends, primarily across India and UAE due to the deteriorating credit environments and portfolio maturation especially across the retail sector.

Operating expenses increased 43% (£127m) to £419m (2008: £292m) reflecting continued investment in Pakistan and Indonesia and investment in infrastructure, people and the rollout of global platforms in existing markets.

Profit on disposal of subsidiaries, associates and joint ventures was £17m representing the sale of a 5% stake in the GRCB – Emerging Markets Botswana business.

Total assets decreased 19% (£2.7bn) to £11.2bn (31st December 2008: £13.9bn) driven by a realignment of lending strategy in light of the economic downturn. Risk weighted assets decreased 23% (£3.3bn) to £11.3bn (31st December 2008: £14.6bn) as the business managed down corporate and retail exposure in select markets in response to tighter global credit conditions, and the movements of Sterling against other currencies.

Barclays PLC – 2009 Interim Results	12

Results by Business

Global Retail and Commercial Banking - Absa

Income Statement Information	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Net interest income	616	605	499

Net fee and commission income	434	414	348

Net trading (loss)/income	(12)	(71)	77

Net investment income	66	56	49

Principal transactions	54	(15)	126

Net premiums from insurance contracts	138	123	111

Other income	40	90	23

Total income	1,282	1,217	1,107

Net claims and benefits incurred under insurance contracts	(75)	(66)	(60)

Total income net of insurance claims	1,207	1,151	1,047

Impairment charges and other credit provisions	(295)	(222)	(125)

Net income	912	929	922

Operating expenses excluding amortisation of intangible assets	(639)	(652)	(603)

Amortisation of intangible assets	(26)	(26)	(24)

Operating expenses	(665)	(678)	(627)

Share of post-tax results of associates and joint ventures	-	2	3

Profit on disposal of subsidiaries, associates and joint ventures	1	1	-

Profit before tax	248	254	298

Balance Sheet Information

Loans and advances to customers at amortised cost	£34.1bn	£32.7bn	£28.5bn

Customer accounts	£18.0bn	£17.0bn	£13.1bn

Total assets	£42.6bn	£40.4bn	£34.2bn

Performance Ratios

Cost:income ratio[1]	55%	59%	60%

Other Financial Measures

Risk weighted assets	£20.2bn	£18.8bn	£15.8bn

1	Defined on page 94.

Barclays PLC – 2009 Interim Results	13

Results by Business

Global Retail and Commercial Banking - Absa

Global Retail and Commercial Banking - Absa profit before tax decreased 17% (£50m) to £248m (2008: £298m) owing to challenging market conditions despite the 11% appreciation in the average value of the Rand against Sterling. Modest Rand income growth was offset by increased impairment.

Income increased 15% (£160m) to £1,207m (2008: £1,047m) predominantly reflecting the impact of exchange rate movements.

Net interest income improved 23% (£117m) to £616m (2008: £499m) reflecting the appreciation in the average value of the Rand against Sterling and solid balance sheet growth. Average customer assets increased 21% to £31.8bn (2008: £26.3bn) primarily driven by retail and commercial mortgages, instalment finance and commercial cheque accounts. Average customer liabilities increased 32% to £16.5bn (2008: £12.5bn), primarily driven by retail savings.

Net fee and commission income increased 25% (£86m) to £434m (2008: £348m), reflecting pricing increases and the impact of exchange rate movements.

Principal transactions decreased £72m to £54m (2008: £126m) reflecting gains of £17m from the sale of shares in MasterCard offset by the non-recurrence in 2009 of gains on economic hedges and the Visa IPO (2008: £46m).

Net premiums from insurance contracts increased 24% (£27m) to £138m (2008: £111m) reflecting strong volumes in short-term insurance and the impact of exchange rate movements.

Other income increased £17m to £40m (2008: £23m) reflecting higher property rental income, and fair value gains on investment properties.

Impairment charges increased £170m to £295m (2008: £125m) as a result of rising delinquency levels in the retail portfolios as a result of high consumer indebtedness, despite the decline in interest and inflation rates during the first half of the year.

Operating expenses increased 6% (£38m) to £665m (2008: £627m). The cost:income ratio improved five percentage points to 55% (2008: 60%).

Total assets increased 5% (£2.2bn) to £42.6bn (31st December 2008: £40.4bn) and risk weighted assets increased 7% (£1.4bn) to £20.2bn (31st December 2008: £18.8bn), reflecting the impact of exchange rate movements, partially offset by the disclosure of Absa’s Wealth business within Barclays Wealth.

Barclays PLC – 2009 Interim Results	14

Results by Business

Barclays Capital

Income Statement Information	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Net interest income	828	1,022	702

Net fee and commission income	1,547	863	566

Net trading income/(loss)	3,980	(330)	1,836

Net investment (loss)/income	(265)	255	304

Principal transactions	3,715	(75)	2,140

Other (loss)/income	(1)	10	3

Total income	6,089	1,820	3,411

Impairment charges and other credit provisions	(1,874)	(1,197)	(1,226)

Net income	4,215	623	2,185

Operating expenses excluding amortisation of intangible assets	(3,073)	(2,018)	(1,664)

Amortisation of intangible assets	(103)	(77)	(15)

Operating expenses	(3,176)	(2,095)	(1,679)

Share of post-tax results of associates and joint ventures	8	(12)	18

Gain on acquisition	-	2,262	-

Profit before tax	1,047	778	524

Balance Sheet Information

Corporate lending portfolio	£58.3bn	£76.6bn	£62.1bn

Loans and advances to banks and customers at amortised cost	£173.5bn	£206.8bn	£178.2bn

Total assets	£1,133.7bn	£1,629.1bn	£966.1bn

Performance Ratios

Cost:income ratio[1]	52%	115%	49%

Other Financial Measures

Risk weighted assets	£209.8bn	£227.4bn	£168.1bn

Average DVaR (95%)	£87.4m	£62.6m	£43.8m

1	Defined further on page 94.

Barclays PLC – 2009 Interim Results	15

Results by Business

Barclays Capital

Barclays Capital profit before tax increased 100% to £1,047m (2008: £524m). The substantial increase in income and profit reflected very strong performances in the UK, Europe and Asia and a transformation in the scale and service offering in the US through the integration of the acquired Lehman businesses. Profit before tax also reflected credit market writedowns of £4,677m (2008: £3,333m), including £1,170m of impairment, and a loss on own credit of £893m (2008: £852m gain).

Analysis of Total Income	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Fixed Income, Currency and Commodities	7,888	3,735	3,618

Equities and Prime Services	1,625	631	522

Investment Banking	1,086	580	473

Principal Investments	(110)	128	171
Top-line income	10,489	5,074	4,784

Credit market losses in income	(3,507)	(4,065)	(2,225)

Own credit	(893)	811	852
Total Income	6,089	1,820	3,411

Income of £6,089m was up 79% (2008: £3,411m), reflecting strength across the client franchise. Fixed Income, Currency and Commodities produced excellent results which drove a strong increase in trading and interest income. In particular Barclays Capital benefited from increased client flows and wider spreads in fixed income rates and credit. This was supported by significant growth in emerging markets and commodities and increased volumes in currencies. The contribution from Equities and Prime Services increased significantly following the Lehman Brothers North American businesses acquisition with a strong performance in equity cash and derivative products, and in prime services from the expanded client base and increased margins.

Investment Banking, which comprises advisory businesses and equity and debt underwriting, delivered significant net revenues driven by origination and advisory activity. Together with the cash equity business, this drove a significant rise in fee and commission income.

Net investment loss of £265m (2008: income of £304m) was driven by realised losses in a commercial real estate equity investment and losses in our principal investments business.

Impairment of £1,874m (2008: £1,226m) included non credit market related impairment of £704m (2008: £118m) which principally related to charges in the portfolio management, global loans and principal investment businesses.

Operating expenses increased 89% to £3,176m (2008: £1,679m), reflecting the inclusion of the acquired Lehman business and higher performance related costs.

Total headcount decreased from 23,100 at 31st December 2008 to 21,900 as a result of reductions across the business, which more than offset recruitment.

The corporate lending portfolio declined 24% to £58.3bn (31st December 2008: £76.6bn), primarily due to reductions in lending to non UK clients, the repayment of leveraged finance exposure and the appreciation of Sterling against other currencies.

Total assets reduced 30% to £1,133.7bn (31st December 2008: £1,629.1bn) primarily as a result of reductions in derivative balances. Risk weighted assets reduced 8% to £209.8bn (31st December 2008: £227.4bn) driven by the reduction in the balance sheet offset by the impact of credit downgrades.

Average DVaR at 95% of £87.4m was broadly in line with the total DVaR as at 31st December 2008. Total DVaR at 30th June 2009 was £71.1m.

Barclays PLC – 2009 Interim Results	16

Results by Business

Barclays Global Investors

Barclays Global Investors profit before tax increased 4% (£11m) to £276m (2008: £265m). Profit was impacted by recovery on liquidity support charges, deal costs of £106m and a 32% appreciation in the average value of the US Dollar against Sterling. Income declined 2% (£24m) to £963m (2008: £987m).

On 16th June 2009 the Board of Barclays PLC announced that it had accepted BlackRock’s offer to purchase the Barclays Global Investors business and has resolved to recommend it to shareholders for approval at a general meeting on 6th August 2009.

The continuing operations of BGI represent certain cash fund assets, their associated valuation charges and liquidity support charges. Further information on the disposal is set out in note 33 on page 91.

Income Statement	Half Year Ended 30.06.09 Continuing £m	Half Year Ended 30.06.09 Discontinued £m	Half Year Ended 31.12.08 Continuing £m	Half Year Ended 31.12.08 Discontinued £m	Half Year Ended 30.06.08 Continuing £m	Half Year Ended 30.06.08 Discontinued £m

Total income	28	935	(58)	915	(14)	1,001

Operating expenses excl amortisation and deal costs	9	(590)	(76)	(451)	(198)	(524)

Deal costs	-	(106)	-	-	-	-

Operating expenses	9	(696)	(76)	(451)	(198)	(524)

Profit/(loss) before tax	37	239	(134)	464	(212)	477

Balance Sheet Assets

Financial assets designated at fair value: held in respect of linked liabilities under investment contracts	-	64,158	-	67,142	-	75,124

Available for sale financial investments	899	83	673	119	241	111

Other assets	551	2,151	1,201	2,205	2,032	1,522

	1,450	66,392	1,874	69,466	2,273	76,757

Liabilities

Liabilities under investment contracts	-	64,158	-	67,142	-	75,124

Other liabilities	613	454	57	1,173	411	919

	613	64,612	57	68,315	411	76,043

Barclays PLC – 2009 Interim Results	17

Results by Business

Barclays Wealth

Income Statement Information	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Net interest income	246	261	225

Net fee and commission income	369	371	349

Net trading income/(loss)	12	(12)	1

Net investment (loss)	(1)	(163)	(170)

Principal transactions	11	(175)	(169)

Net premiums from insurance contracts	-	54	82

Other income	1	18	8

Total income	627	529	495

Net claims and benefits incurred under insurance contracts	-	127	173

Total income net of insurance claims	627	656	668

Impairment charges and other credit provisions	(21)	(32)	(12)

Net income	606	624	656

Operating expenses excluding amortisation of intangible assets	(518)	(450)	(469)

Amortisation of intangible assets	(14)	(11)	(5)

Operating expenses	(532)	(461)	(474)

Profit on disposal of subsidiaries, associates and joint ventures	1	326	-

Profit before tax	75	489	182

Balance Sheet Information

Loans and advances to customers at amortised cost	£12.0bn	£11.4bn	£9.4bn

Customer accounts	£38.2bn	£42.4bn	£36.7bn

Total assets	£14.3bn	£13.3bn	£17.7bn

Performance Ratios

Cost:income ratio[1]	85%	70%	71%

Other Financial Measures

Risk weighted assets	£10.9bn	£10.3bn	£9.0bn

1	Defined on page 94.

Barclays PLC – 2009 Interim Results	18

Results by Business

Barclays Wealth

Barclays Wealth profit before tax reduced 59% to £75m as a result of the sale of the closed life assurance business on 31st October 2008 (profit before tax of £89m in the first half of 2008) and the integration of the Lehman Brothers North American businesses (Barclays Wealth Americas) which made a loss of £15m as business operations continued to be re-established.

Income reduced 6% (£41m) to £627m (2008: £668m) driven by the sale of the closed life business partly offset by the addition of Barclays Wealth Americas.

Net interest income increased 9% (£21m) to £246m (2008: £225m) reflecting growth in customer deposits and lending and pricing changes as the assets margin increased 11 basis points to 1.13% (2008: 1.02%). Average lending grew 30% to £12.1bn (2008: £9.3bn). Average deposits grew 6% to £38.2bn (2008: £36.0bn).

Net fee and commission income increased 6% (£20m) to £369m (2008: £349m) driven by Barclays Wealth Americas.

The decreases in principal transactions and net premiums from insurance contracts were due to the sale of the closed life assurance business.

Impairment charges increased £9m to £21m (2008: £12m). This growth reflected both the increase in the loan book over the last three years and the impact of the current economic environment on client liquidity and collateral values.

Operating expenses increased 12% (£58m) to £532m (2008: £474m) principally reflecting the impact of the acquisition of Barclays Wealth Americas.

Total client assets, comprising customer deposits and client investments, were £134.1bn (31st December 2008 £145.1bn). The reduction principally reflects exchange rate movement and a small net outflow in Barclays Wealth Americas.

Barclays PLC – 2009 Interim Results	19

Results by Business

Head Office Functions and Other Operations

Income Statement Information	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Net interest (expense)/income	(511)	161	21

Net fee and commission (expense)	(226)	(244)	(242)

Net trading profit/(loss)	80	(62)	(183)

Net investment (loss)/income	(2)	(18)	45

Principal transactions	78	(80)	(138)

Net premiums from insurance contracts	47	48	71

Other income	1,135	2	24

Total income	523	(113)	(264)

Impairment charges and other credit provisions	(1)	(27)	(3)

Net income/(loss)	522	(140)	(267)

Operating expenses excluding amortisation of intangible assets	(193)	(256)	(195)

Amortisation of intangible assets	1		-

Operating expenses	(192)	(256)	(195)

Profit/(loss) before tax	330	(396)	(462)

Balance Sheet Information

Total assets	£6.1bn	£3.1bn	£4.5bn

Other Financial Measures

Risk weighted assets	£0.1bn	£0.4bn	£1.1bn

Barclays PLC – 2009 Interim Results	20

Results by Business

Head Office Functions and Other Operations

Head Office Functions and Other Operations profit before tax increased £792m to £330m (2008: loss of £462m).

Total income increased £787m to £523m (2008: loss of £264m).

During 2009, certain upper Tier 2 perpetual debt was exchanged for new issuances of lower Tier 2 dated loan stock resulting in net gains of £1,109m. Gains of £1,127m have been included within other income and fees paid of £18m included within net fee and commission income.

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm’s length basis. Adjustments necessary to eliminate inter-segment transactions are included in Head Office Functions and Other Operations. The impact of such inter-segment adjustments decreased £5m to £135m (2008: £140m). These adjustments included internal fees for structured capital market activities of £147m (2008: £98m) and fees paid to Barclays Capital for debt and equity raising and risk management advice of £22m (2008: £67m), both of which reduce net fee and commission income. In addition a consolidation adjustment is required to match the booking of certain derivative hedging transactions between different segments in the Group. This resulted in a £131m decrease in net interest income with an offsetting increase in principal transactions.

Net interest income decreased £532m to a loss of £511m (2008: profit of £21m) primarily due to an increase in costs in central funding activity due to the money market dislocation, in particular LIBOR resets, and a decrease of £131m in the consolidation adjustment on hedging derivatives.

Principal transactions increased £216m to a profit of £78m (2008: loss of £138m) reflecting a £131m increase in consolidation reclassification adjustment on hedging derivatives.

Other income increased £1,111m to £1,135m (2008: £24m). This reflects the gain made on debt extinguishment.

Operating expenses decreased £3m to £192m (2008: £195m). This reflects a reduction of £26m in the costs relating to an internal review of Barclays compliance with US economic sanctions (2008: £52m) and reduced staff costs, partially offset by a charge of £37m for the Group’s share of levies that will be raised by the UK Financial Services Compensation Scheme (2008: nil) and lower proceeds on property sales.

Total assets increased 97% to £6.1bn (31st December 2008: £3.1bn).

Barclays PLC – 2009 Interim Results	21

Intentionally left blank

Barclays PLC – 2009 Interim Results	22

Risk Management

Principal Risks and Uncertainties

As a consequence of adverse economic conditions in most of the parts of the world in which Barclays operates, the overall market and risk environment has been challenging for all of Barclays businesses in the first half of 2009.

Barclays continues to actively manage its businesses to mitigate this risk and address these challenges. Since the year end there have been no material changes to the risk management processes as described in the Risk Management section of our Annual Report and Accounts for the year ended 31st December 2008.

Pages 23 to 49 of this Interim Results Announcement provide further details with respect to Barclays risk exposures:

—

Pages 23 to 46 provide an analysis of the key credit risks faced by Barclays across a number of asset classes and businesses, referencing significant portfolios and including summary measures of asset quality. Additional information referenced in this section is to be found in the notes to the financial statements. Further information on the detail within this section is as follows:

–

Detailed disclosures and analysis of Barclays Capital’s credit market exposures by asset class, covering current exposures, losses in the year, sales and paydowns, foreign exchange movements and, where appropriate, details of collateral held, geographic spread, vintage and credit quality (pages 24 to 33)

–	Quality of loans and advances to banks and customers with further information being provided on:

>	Loans and advances at amortised cost, impairment charges and segmental analyses (pages 34 to 36)

>	Wholesale Credit Risk (pages 37 to 41)

>	Retail Credit Risk (pages 42 to 44)

>	Potential Credit Risk Loans and Coverage Ratios (pages 44 to 45)

–	Analysis of the credit quality of debt and similar securities, other than loans held within Barclays (page 46)

—	Pages 47 to 48 provide an analysis of market risk and, in particular, Barclays Capital’s DVaR

—

Pages 48 to 49 set out the key measures of liquidity risk, including Barclays surplus liquidity, GRCB and Barclays Wealth surplus liquidity and funding, Barclays Capital funding and commentary on unsecured and secured funding

Barclays is also affected by legal risk and regulatory compliance risk through the extensive range of legal obligations, regulations and codes in force in the territories in which Barclays operates. The principal uncertainties regarding these risks are further discussed on pages 80 to 82.

Barclays PLC – 2009 Interim Results	23

Risk Management

Barclays Capital Credit Market Exposures

Barclays Capital’s credit market exposures primarily relate to US residential mortgages, commercial mortgages and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include both significant positions subject to fair value movements in the profit and loss account and positions that are classified as loans and advances and as available for sale.

The exposures and gross writedowns to 30th June 2009 are set out by asset class below:

						Half Year Ended 30.06.09
US Residential Mortgages	Notes	As at 30.06.09 $m1	As at 31.12.08 $m1	As at 30.06.09 £m1	As at 31.12.08 £m1	Fair Value Losses £m	Impair- ment Charge £m	Gross Losses £m
ABS CDO Super Senior	A1	3,709	4,526	2,255	3,104	-	437	437

Other US sub-prime	A2	2,873	5,017	1,747	3,441	506	148	654

Alt-A	A3	3,745	6,252	2,277	4,288	51	347	398

Monoline wrapped US RMBS	A4	2,092	2,389	1,272	1,639	256	-	256

Commercial Mortgages
Commercial real estate	B1	14,354	16,882	8,728	11,578	1,443	-	1,443

Commercial mortgage-backed securities	B1	954	1,072	580	735	17	-	17

Monoline wrapped CMBS	B2	2,577	2,703	1,567	1,854	549	-	549

Other Credit Market
Leveraged Finance	C1	11,394	15,152	6,928	10,391	-	204	204

SIVs and SIV -Lites	C2	962	1,404	585	963	97	34	131

CDPCs	C3	138	218	84	150	(5)	-	(5)

Monoline wrapped CLO and other	C4	7,396	7,202	4,497	4,939	593	-	593

Total gross writedowns						3,507	1,170	4,677

During the period ended 30th June 2009, these exposures have been reduced by net sales and paydowns of £6,252m, including a £3,056m sale of leveraged finance exposure which was repaid at par, £1,448m of Alt-A and £865m of sub-prime exposure. Exposure reductions were impacted as the US Dollar and the Euro both depreciated 11% relative to Sterling.

In the period to 30th June, there were gross writedowns of £4,677m (2008: £3,333m), before related income and hedges of £346m (2008: £502m) and own credit losses of £893m (2008: gain £852m).

The gross writedowns, which included £1,170m (2008: £1,108m) in impairment charges, comprised: £1,745m (2008: £2,832m) against US residential mortgage exposures; £2,009m (2008: £271m) against commercial mortgage exposures; and £923m (2008: £230m) against other credit market exposures.

1	As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.

Barclays PLC – 2009 Interim Results	24

Risk Management

A.	US Residential Mortgages

A1.	ABS CDO Super Senior

	As at 30.06.09 Total £m	As at 31.12.08 Total £m	As at 30.06.09 Marks[1] %	As at 31.12.08 Marks[1] %

2005 and earlier	1,052	1,226	81%	90%

2006	418	471	16%	37%

2007 and 2008	22	25	48%	69%

Sub-prime	1,492	1,722	62%	75%

2005 and earlier	768	891	51%	77%

2006	245	269	62%	75%

2007 and 2008	55	62	23%	37%

Alt-A	1,068	1,222	52%	74%

Prime	445	520	100%	100%

RMBS CDO	351	402	0%	0%

Sub-prime second lien	108	127	0%	0%

Total US RMBS	3,464	3,993	56%	68%

CMBS	37	44	100%	100%

Non-RMBS CDO	397	453	56%	56%

CLOs	31	35	100%	100%

Other ABS	36	51	100%	100%

Total Other ABS	501	583	65%	66%

Total Notional Collateral	3,965	4,576	57%	68%

Subordination	(400)	(459)

Gross exposure pre-impairment	3,565	4,117

Impairment allowances	(1,310)	(1,013)

Net exposure	2,255	3,104

ABS CDO Super Senior exposure at 30th June 2009 comprised five high grade liquidity facilities which were fully drawn and classified within loans and receivables.

During the period, ABS CDO Super Senior exposures reduced by £849m to £2,255m (31st December 2008: £3,104m). Net exposures are stated after writedowns and charges of £437m incurred in 2009 (2008: £875m). There was a decline of £321m resulting from stronger Sterling and amortisation of £91m in the period.

The impairment assessment of these exposures is based on cash flow methodology using standard market assumptions such as default curves and remittance data to calculate the net present value of the future losses for the collateral pool over time. As a result, future potential impairment charges depend on changes in these assumptions.

1	Marks above reflect the gross exposure after impairment and subordination.

Barclays PLC – 2009 Interim Results	25

Risk Management

A2.	Other US Sub-Prime

	As at 30.06.09 £m	As at 31.12.08 £m	Marks at 30.06.09%	Marks at 31.12.08%

Whole loans - performing	537	1,290	55%	80%

Whole loans - more than 60 days past due	177	275	35%	48%

Total whole loans	714	1,565	48%	72%

AAA securities	101	111	24%	40%

Other securities	389	818	12%	23%

Total securities (net of hedges)	490	929	14%	25%

Other exposures with underlying sub-prime collateral:

– Derivatives	370	643	95%	87%

– Loans	123	195	55%	70%

– Real Estate	50	109	32%	46%

Total other direct and indirect exposure	1,033	1,876

Total	1,747	3,441

The majority of Other US sub-prime exposures are measured at fair value through profit and loss. Exposure reduced by £1,694m to £1,747m (31st December 2008: £3,441m), driven by net sales, paydowns and other movements of £792m and gross losses of £654m. Stronger Sterling resulted in a decrease in exposure of £248m.

At 30th June 2009, 75% of the whole loan exposure remaining was performing. Whole loans were largely originated by EquiFirst. On 17th February 2009, the operations of EquiFirst were discontinued. No sub-prime loans were originated in 2009.

Counterparty derivative exposures to vehicles which hold sub-prime collateral was £370m (31st December 2008: £643m). The majority of this exposure was the most senior obligation of the vehicles.

A3.	Alt-A

	As at 30.06.09 £m	As at 31.12.08 £m	Marks at 30.06.09%	Marks at 31.12.08%

Whole Loans	495	776	55%	67%

AAA securities	753	1,847	38%	43%

Other Alt-A securities	769	1,265	8%	9%

Residuals	-	2	-	6%

Derivative exposure with underlying Alt-A collateral	260	398	99%	100%

Total	2,277	4,288

The majority of Alt-A exposures are measured at fair value through profit and loss. Net exposure to the Alt-A market reduced by £2,011m to £2,277m (31st December 2008: £4,288m), driven by net sales, paydowns and other movements of £1,312m and gross losses of £398m in the period. Stronger Sterling resulted in a decrease in exposure of £301m.

At 30th June 2009, 83% of the Alt-A whole loan exposure was performing.

Counterparty derivative exposure to vehicles which hold Alt-A collateral was £260m (31st December 2008: £398m). The majority of this exposure was the most senior obligation of the vehicles.

Barclays PLC – 2009 Interim Results	26

Risk Management

A4.	US Residential Mortgage Backed Securities Exposure Wrapped by Monoline Insurers

The deterioration in the US residential mortgage market has resulted in exposure to monoline insurers and other financial guarantors that provide credit protection.

The table below shows RMBS assets where Barclays Capital held protection from monoline insurers at 30th June 2009. These are measured at fair value through profit and loss.

By Rating of the Monoline As at 30.06.09	Notional £m	Fair Value of Underlying Asset £m	Fair Value Exposure £m	Credit Valuation Adjustment £m	Net Exposure £m

A/BBB	-	-	-	-	-

Non-investment grade	2,281	348	1,933	(661)	1,272

Total	2,281	348	1,933	(661)	1,272

As at 31.12.08

A/BBB	2,567	492	2,075	(473)	1,602

Non-investment grade	74	8	66	(29)	37

Total	2,641	500	2,141	(502)	1,639

Net exposure reduced by £367m to £1,272m (31st December 2008: £1,639m). This reflected an increase in the credit valuation adjustment and stronger Sterling which was partially offset by an increase in fair value exposure in local currency.

Claims become due in the event of default of the underlying assets. There is uncertainty as to whether all of the monoline insurers will be able to meet liabilities if such claims were to arise. Certain monoline insurers have been subject to downgrades in 2009. A fair value loss of £256m was recognised in 2009 (2008: £94m). There have been no claims due under these contracts as none of the underlying assets defaulted in the period.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cashflow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cashflow shortfall projections are stressed to ensure that the valuation considers the potential for further market deterioration and resultant additional cashflow shortfall in underlying collateral. In addition, depending on the monoline and the underlying asset, it considers current market valuations. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, the valuation reflects the potential for further deterioration of monolines by using stressed PDs. LGDs range from 45% to 100% depending on the monoline.

The notional value of the assets split by the rating of the underlying asset is shown below.

	As at 30.06.09			As at 31.12.08
	A/BBB £m	Non- Investment Grade £m	Total £m	AAA/AA £m	A/BBB £m	Non- Investment Grade £m	Total £m

2005 and earlier	-	117	117	143	-	-	143

2006	-	1,086	1,086	-	-	1,240	1,240

2007 and 2008	-	452	452	-	-	510	510

High Grade	-	1,655	1,655	143	-	1,750	1,893

Mezzanine - 2005 and earlier	301	284	585	31	330	338	699

CDO[2] - 2005 and earlier	-	41	41	-	-	49	49

US RMBS	301	1,980	2,281	174	330	2,137	2,641

Barclays PLC – 2009 Interim Results	27

Risk Management

B.	Commercial Mortgages

B1.	Commercial Real Estate and Mortgage-Backed Securities

Commercial mortgages held at fair value include commercial real estate loan exposure of £8,728m (31st December 2008: £11,578m) and commercial mortgage-backed securities of £580m (31st December 2008: £735m). In the period there were gross losses of £1,460m, of which £856m relates to the US and £561m relates to Europe; Sterling movement decreased exposure by £1,275m. There were gross sales and paydowns of £418m in the US and £202m in the UK and Continental Europe.

The commercial real estate loan exposure comprised 54% US, 42% UK and Europe and 4% Asia.

Two large transactions comprised 44% of the total US exposure. The remaining 56% of the US exposure comprised 71 transactions. The remaining weighted average number of years to initial maturity of the US portfolio is 1.2 years (31st December 2008: 1.4 years).

The UK and Europe portfolio is well diversified with 63 transactions as at 30th June 2009. In Europe protection is provided by loan covenants and periodic LTV retests, which cover 84% of the portfolio. 48% of the German exposure relates to one transaction secured on residential assets.

Commercial Real Estate Loan Exposure by Region	As at 30.06.09 £m	As at 31.12.08 £m	Marks at 30.06.09%	Marks at 31.12.08%

US	4,703	6,329	77%	88%

Germany	2,004	2,467	84%	95%

France	216	270	84%	94%

Sweden	210	265	89%	96%

Switzerland	140	176	89%	97%

Spain	73	106	71%	92%

Other Continental Europe	425	677	63%	90%

UK	597	831	69%	89%

Asia	360	457	91%	97%

Total	8,728	11,578

	As at 30.06.09						As at 31.12.08
Commercial Real Estate Loan Exposure by Industry	US £m	Germany £m	Other Europe £m	UK £m	Asia £m	Total £m	Total £m

Office	1,589	354	624	141	110	2,818	3,656

Residential	1,455	1,063	-	173	112	2,803	3,582

Retail	57	432	78	73	94	734	957

Hotels	798	-	240	9	1	1,048	1,633

Leisure	-	-	-	168	-	168	233

Land	135	-	-	-	-	135	232

Industrial	473	107	103	33	10	726	887

Mixed/Others	198	48	19	-	33	298	375

Hedges	(2)	-	-	-	-	(2)	23

Total	4,703	2,004	1,064	597	360	8,728	11,578

Commercial Mortgage Backed Securities (Net of Hedges)	As at 30.06.09 £m	As at 31.12.08 £m	Marks[1] at 30.06.09%	Marks[1] at 31.12.08%

AAA securities	417	588	46%	42%

Other securities	163	147	35%	8%

Total	580	735

1	Marks are based on gross collateral.

Barclays PLC – 2009 Interim Results	28

Risk Management

B2.	CMBS Exposure Wrapped by Monoline Insurers

The deterioration in the commercial mortgage market has resulted in exposure to monoline insurers and other financial guarantors that provide credit protection.

The table below shows commercial mortgage backed security assets where Barclays Capital held protection from monoline insurers at 30th June 2009. These are measured at fair value through profit and loss.

By rating of the monoline As at 30.06.09	Notional £m	Fair Value of Underlying Asset £m	Fair Value Exposure £m	Credit Valuation Adjustment £m	Net Exposure £m

AAA/AA	57	13	44	(5)	39

A/BBB	-	-	-	-	-

Non-investment grade	3,263	920	2,343	(815)	1,528

Total	3,320	933	2,387	(820)	1,567

As at 31.12.08	£m	£m	£m	£m	£m

AAA/AA	69	27	42	(4)	38

A/BBB	3,258	1,301	1,957	(320)	1,637

Non-investment grade	425	181	244	(65)	179

Total	3,752	1,509	2,243	(389)	1,854

Net exposure reduced by £287m to £1,567m (31st December 2008: £1,854m). This reflected an increase in the credit valuation adjustment and stronger Sterling which was partially offset by an increase in fair value exposure in local currency.

Claims would become due in the event of default of the underlying assets. At 30th June 2009, 82% of the underlying assets were rated AAA/AA.

There is uncertainty as to whether all of the monoline insurers will be able to meet liabilities if such claims were to arise: certain monoline insurers have been subject to downgrades in 2009. A fair value loss of £549m was recognised in 2009 (2008: £100m). There have been no claims due under these contracts as none of the underlying assets defaulted in the period.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cashflow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cashflow shortfall projections are stressed to ensure that the valuation considers the potential for further market deterioration and resultant additional cashflow shortfall in underlying collateral. In addition, depending on the monoline and the underlying asset, it considers current market valuations. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, the valuation reflects the potential for further deterioration of monolines by using stressed PDs. LGDs range from 45% to 100% depending on the monoline.

The notional value of the assets split by the current rating of the underlying asset is shown below.

	As at 30.06.09			As at 31.12.08
	AAA/AA £m	A/BBB £m	Total £m	AAA/AA £m	Total £m

2005 and earlier	-	385	385	437	437

2006	333	206	539	613	613

2007 and 2008	2,396	-	2,396	2,702	2,702

CMBS	2,729	591	3,320	3,752	3,752

Barclays PLC – 2009 Interim Results	29

Risk Management

C.	Other Credit Market Exposures

C1.	Leveraged Finance

Leveraged Finance Exposure by Region	As at 30.06.09 £m	As at 31.12.08 £m

UK	4,813	4,810

US	727	3,830

Europe	1,422	1,640

Asia	195	226

Total lending and commitments	7,157	10,506

Impairment	(229)	(115)

Net lending and commitments at period end	6,928	10,391

Leveraged loans are classified within loans and advances and are stated at amortised cost less impairment. The overall credit performance of the assets remains satisfactory with the majority of the portfolio performing to plan or in line with original stress tolerances. There are however a small number of deteriorating positions and as a result the impairment has increased.

At 30th June 2009, the gross exposure relating to leveraged finance loans was £7,157m (31st December 2008: £10,506m) following a repayment of £3,056m at par in January 2009. Of this exposure, £6,426m was drawn at 30th June 2009 (31st December 2008: £9,476m).

There are two major loans comprising 48% of the exposure which continue to perform strongly.

	As at 30.06.09			As at 31.12.08
Leveraged Finance Exposure by Industry	Drawn £m	Undrawn £m	Total £m	Drawn £m	Undrawn £m	Total £m

Insurance	2,560	17	2,577	2,546	31	2,577

Retail	929	99	1,028	904	128	1,032

Healthcare	713	93	806	659	144	803

Services	524	152	676	568	131	699

Media	600	72	672	655	89	744

Manufacture	471	66	537	500	102	602

Chemicals	278	19	297	317	26	343

Telecoms	27	13	40	2,998	211	3,209

Other	324	200	524	329	168	497

Total	6,426	731	7,157	9,476	1,030	10,506

Barclays PLC – 2009 Interim Results	30

Risk Management

C2.	SIVs and SIV-Lites

	As at 30.06.09 £m	As at 31.12.08 £m	Marks at 30.06.09%	Marks at 31.12.08%

Liquidity facilities	447	679	48%	62%

Bond inventory	-	11	-	7%

Derivatives	138	273

Total	585	963

SIV exposure reduced by £378m to £585m (31st December 2008: £963m). There were £131m of writedowns in the period.

At 30th June 2009 liquidity facilities of £447m (31st December 2008: £679m) include £353m designated at fair value through profit and loss. The remaining £94m represented drawn liquidity facilities in respect of SIV-lites and SIVs classified as loans and advances stated at cost less impairment.

Bond inventory and derivatives are fair valued through profit and loss.

C3.	CDPC Exposure

As at 30.06.09	Notional £m	Gross Exposure £m	Total Write-downs £m	Net Exposure £m

AAA/AA	705	43	(1)	42

A/BBB	787	49	(7)	42

Total	1,492	92	(8)	84

As at 31.12.08	£m	£m	£m	£m

AAA/AA	796	77	(14)	63

A/BBB	976	87	-	87

Total	1,772	164	(14)	150

Credit derivative product companies (CDPCs) are specialist providers of credit protection principally on corporate exposures in the form of credit derivatives. Barclays Capital has purchased protection from CDPCs against a number of securities with a notional value of £1,492m (31st December 2008: £1,772). The fair value of the exposure to CDPCs at 30th June 2009 was £84m (31st December 2008: £150m). There was no new trading activity since 31st December 2008.

Of the notional exposure, 47% (31st December 2008: 45%) related to AAA/AA rated counterparties, with the remainder rated A/BBB.

Exposures have reduced in the period due to maturing of various credit derivatives. The remaining portfolio has an average life of 3.6 years.

Barclays PLC – 2009 Interim Results	31

Risk Management

C4.	CLO and Other Exposure Wrapped by Monoline Insurers

The table below shows Collateralised Loan Obligations (CLOs) and other assets where we held protection from monoline insurers at 30th June 2009.

By Rating of the Monoline As at 30.06.09	Notional £m	Fair Value of Underlying Asset £m	Fair Value Exposure £m	Credit Valuation Adjustment £m	Net Exposure £m
AAA/AA	7,319	4,893	2,426	(86)	2,340

A/BBB	-	-	-	-	-

Non-investment grade	11,268	7,968	3,300	(1,143)	2,157
Total	18,587	12,861	5,726	(1,229)	4,497

As at 31.12.08
AAA/AA	8,281	5,854	2,427	(55)	2,372

A/BBB	6,446	4,808	1,638	(204)	1,434

Non-investment grade	6,148	4,441	1,707	(574)	1,133
Total	20,875	15,103	5,772	(833)	4,939

Net exposure reduced by £442m to £4,497m (31st December 2008: £4,939m). This reflected an increase in the credit valuation adjustment and stronger Sterling, which was partially offset by an increase in fair value exposure in local currency.

Claims would become due in the event of default of the underlying assets. At 30th June 2009, 93% of the underlying assets have investment grade ratings and 39% were wrapped by monolines rated AAA/AA. 87% of the underlying assets were CLOs, 94% of which were rated AAA/AA.

There is uncertainty whether all of the monoline insurers would be able to meet all liabilities if such claims were to arise certain monoline insurers have been subject to downgrades in 2009. Consequently, a fair value loss of £593m was recognised in 2009 (2008: £173m). There have been no claims due under these contracts as none of the underlying assets defaulted in the period.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cashflow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cashflow shortfall projections are stressed to ensure that the valuation considers the potential for further market deterioration and resultant additional cashflow shortfall in underlying collateral. In addition, depending on the monoline and the underlying asset, it considers current market valuations. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, the valuation reflects the potential for further deterioration of monolines by using stressed PDs. LGDs range from 45% to 100% depending on the monoline.

Barclays PLC – 2009 Interim Results	32

Risk Management

The notional value of the assets split by the current rating of the underlying asset is shown below.

	As at 30.06.09				As at 31.12.08
	AAA/AA £m	A/BBB £m	Non- investment grade £m	Total £m	AAA/AA £m	A/BBB £m	Total £m
2005 and earlier	4,752	237	313	5,302	6,037	-	6,037

2006	5,052	214	-	5,266	5,894	-	5,894

2007 and 2008	5,384	239	-	5,623	6,295	-	6,295
CLOs	15,188	690	313	16,191	18,226	-	18,226

2005 and earlier	-	629	139	768	862	-	862

2006	116	153	207	476	535	-	535

2007 and 2008	437	-	715	1,152	785	467	1,252
Other	553	782	1,061	2,396	2,182	467	2,649

Total	15,741	1,472	1,374	18,587	20,408	467	20,875

Own Credit

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

At 30th June 2009, the own credit adjustment arose from the fair valuation of £53.1bn of Barclays Capital structured notes (31st December 2008: £54.5bn). The tightening of Barclays credit default swap spreads in the period affected the fair value of these notes and as a result revaluation losses of £893m were recognised in trading income (2008: gain £852m).

Barclays Capital also uses credit default swap spreads to determine the impact of Barclays own credit quality on the fair value of derivative liabilities. At 30th June 2009, cumulative adjustments of £596m (31st December 2008: £1,176m) were netted against derivative liabilities. The impact of these adjustments in both periods were more than offset by the impact of the credit valuation adjustments to reflect counterparty creditworthiness that were netted against derivative assets.

Barclays PLC – 2009 Interim Results	33

Risk Management

Credit Risk

Loans and Advances to Customers and Banks

Total loans and advances to customers and banks net of impairment allowance fell 9% to £491,237m. Loans and advances at amortised cost were £464,748m (31st December 2008: £509,522m) and loans and advances at fair value were £26,489 (31st December 2008: £32,596m).

Loans and Advances at Amortised Cost

As at 30.06.09	Gross Loans & Advances £m	Impairment Allowance £m	Loans & Advances Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross Loans & Advances %	Impairment Charge[1] £m	Loan Loss Rates[2] bps
Wholesale - customers	220,030	3,906	216,124	9,886	4.5%	1,911	174

Wholesale - banks	53,002	58	52,944	42	0.1%	11	4
Total wholesale	273,032	3,964	269,068	9,928	3.6%	1,922	141

Retail - customers	200,552	4,872	195,680	10,017	5.0%	1,981	198
Total retail	200,552	4,872	195,680	10,017	5.0%	1,981	198

Total	473,584	8,836	464,748	19,945	4.2%	3,903	165

As at 31.12.08
Wholesale - customers	266,750	2,784	263,966	8,144	3.1%	2,540	95

Wholesale - banks	47,758	51	47,707	48	0.1%	40	8
Total wholesale	314,508	2,835	311,673	8,192	2.6%	2,580	82

Retail - customers	201,588	3,739	197,849	7,508	3.7%	2,333	116
Total retail	201,588	3,739	197,849	7,508	3.7%	2,333	116

Total	516,096	6,574	509,522	15,700	3.0%	4,913	95

Gross loans and advances to customers and banks at amortised cost fell 8% to £473,584m (31st December 2008: £516,096m).

The fall in balances in the wholesale portfolio was primarily within Barclays Capital, where gross loans and advances fell by £32,415m (16%), principally due to a decrease in the cash collateral held against derivative trades and the increase in the value of Sterling relative to other currencies. Balances in Barclays Commercial Bank fell by £5,125m (7%) due to reduced customer demand in Larger Business and BASF.

In the retail portfolios, balances were stable. There were increases of £1,766m (2%) in UK Retail Banking, reflecting a rise of £2,126m (3%) in Home Finance balances, and of £1,038m (4%) in GRCB – Absa, mainly due to increases in the Home Finance book. These were offset by falls in GRCB – Emerging Markets, GRCB – Western Europe, and Barclaycard, which were principally driven by an increase in the value of Sterling relative to other currencies.

1	For 30.06.09, the impairment charge provided above relates to the six months ended 30.06.09. For 31.12.08, the impairment charge provided above relates to the twelve months ended 31.12.08
2	The loan loss rates for 30.06.09 have been calculated on an annualised basis.

Barclays PLC – 2009 Interim Results	34

Risk Management

Impairment Charges

Impairment charges on loans and advances increased 73% (£1,642m) to £3,903m (2008: £2,261m). Approximately one third of this increase was attributable to currency movements and methodology and model enhancements, with the remainder being driven by economic deterioration and portfolio maturation. This increase in impairment, combined with a fall in loans and advances balances means that the impairment charges on loans and advances as a percentage of period-end Group total loans and advances increased to 165bps (31st December 2008: 95bps). When measured against constant year-end loans and advances balances and impairment at average 2008 foreign exchange rates, the loan loss rate for the period was 144 bps.

In the wholesale portfolios, impairment charges on loans and advances rose 51% (£646m) to £1,922m (2008: £1,276m) mainly as a consequence of increases in Barclays Capital, Barclays Commercial Bank and GRCB – Western Europe (Spain). With gross loans and advances falling by 13% to £273,032m (31st December 2008: £314,508m), the wholesale loan loss rate increased to 141bps (31st December 2008: 82bps).

In the retail portfolios, impairment charges on loans and advances rose 101% (£996m) to £1,981m (2008: £985m), as a consequence of increased impairment across all GRCB businesses, particularly in the international portfolios. With gross loans and advances remaining broadly stable at £200,552m (31st December 2008: £201,588m), the retail loan loss rate increased to 198bps (31st December 2008: 116bps).

Impairment Charges and Other Credit Provisions

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Impairment charges on loans and advances	3,870	2,651	1,933

Charges in respect of undrawn facilities and guarantees	33	1	328
Impairment charges on loans and advances	3,903	2,652	2,261

Impairment charges on reverse repurchase agreements	3	21	103

Impairment charges on available for sale assets	650	298	84
Impairment charges and other credit provisions	4,556	2,971	2,448

By Business	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
UK Retail Banking	469	314	288

Barclays Commercial Bank	457	266	148

Barclaycard	915	620	477

GRCB - Western Europe	301	194	103

GRCB - Emerging Markets	213	99	66

GRCB - Absa	295	222	125

Barclays Capital	525	365	54

Barclays Wealth	21	32	12

Head Office Functions & Other Operations	1	8	3
Group Total excluding other credit market related provisions	3,197	2,120	1,276

Credit Market Related Provisions	1,170	655	1,108

Other AFS Assets & Reverse Repos	189	196	64
Group Total	4,556	2,971	2,448

Barclays PLC – 2009 Interim Results	35

Risk Management

Gross Loans and Advances at Amortised Cost by Geographical Area and Industry Sector

As at 30.06.09	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
Financial institutions	33,071	28,553	51,890	4,923	21,712	140,149

Agriculture, forestry and fishing	2,231	156	1	873	3	3,264

Manufacturing	9,157	7,012	1,898	834	2,773	21,674

Construction	4,076	1,782	17	2,733	286	8,894

Property	13,516	4,617	476	3,750	1,099	23,458

Government	298	1,046	402	1,428	1,919	5,093

Energy and water	2,541	4,927	2,339	118	2,353	12,278

Wholesale and retail distribution and leisure	13,538	2,454	764	1,062	1,422	19,240

Transport	2,957	1,961	314	241	1,331	6,804

Postal and communication	1,201	819	565	486	906	3,977

Business and other services	15,091	4,672	2,494	4,846	2,852	29,955

Home loans	86,811	31,008	39	20,316	242	138,416

Other personal	29,251	7,158	6,897	2,514	3,174	48,994

Finance lease receivables	3,518	2,310	304	5,057	199	11,388
Total loans and advances to customers	217,257	98,475	68,400	49,181	40,271	473,584

As at 31.12.08
Financial institutions	32,982	26,081	68,825	4,017	26,927	158,832

Agriculture, forestry and fishing	2,245	216	-	817	3	3,281

Manufacturing	11,340	8,700	2,171	1,082	3,081	26,374

Construction	4,278	1,786	21	2,053	101	8,239

Property	12,091	4,814	549	3,485	1,216	22,155

Government	661	1,826	1,133	1,869	2,807	8,296

Energy and water	3,040	5,313	3,085	118	2,545	14,101

Wholesale and retail distribution and leisure	14,421	2,653	1,165	1,012	957	20,208

Transport	3,467	2,603	415	739	1,388	8,612

Postal and communication	1,491	962	3,343	293	1,179	7,268

Business and other services	19,589	5,490	2,279	4,699	5,316	37,373

Home loans	82,544	33,644	17	19,018	161	135,384

Other personal	31,490	7,247	7,702	3,087	3,561	53,087

Finance lease receivables	3,911	3,328	298	5,130	219	12,886
Total loans and advances to customers	223,550	104,663	91,003	47,419	49,461	516,096

Barclays PLC – 2009 Interim Results	36

Risk Management

Wholesale Credit Risk

As we enter the second half of 2009, the principal uncertainties relating to the performance of the wholesale portfolios are:

—	The depth and duration of the recessions in the UK, US, Spain and South Africa

—	The potential for single name risk and for idiosyncratic losses in different sectors and geographies where credit positions are sensitive to economic downturn

—	The performance of the underlying collateral supporting US RMBS and related positions, which may deteriorate further

—	Possible additional deterioration in the underlying collateral supporting our other credit market exposures, including monolines, commercial real estate and leveraged finance

Gross loans and advances fell 13% to £273,032m (31st December 2008: £314,508m), largely due to Barclays Capital where loans and advances fell by £32,415m (16%), principally due to a decrease in the cash collateral held against derivative trades and the increase in the value of Sterling relative to other currencies. Gross loans and advances in Barclays Commercial Bank fell by £5,125m (7%) due to reduced customer demand in Larger Business and BASF. The fall in balances of £1,805m (11%) in GRCB - Western Europe was primarily due to the strengthening of Sterling against the Euro.

Impairment charges on loans and advances rose 51% (£646m) to £1,922m (2008: £1,276m), primarily in Barclays Capital. In Barclays Commercial Bank, impairment charges rose in both the Larger and Medium Business divisions as default rates rose and asset values fell. Impairment rose in GRCB - Western Europe, reflecting the impact of economic deterioration in Spain on the commercial, construction, and SME portfolios, and in GRCB Absa, which rose from a low base, reflecting the deterioration in wholesale credit conditions.

The loan loss rate on the wholesale and corporate portfolio rose to 141bps (31st December 2008: 82bps).

Wholesale Loans and Advances at Amortised Cost

As at 30.06.09	Gross Loans and Advances £m	Impairment Allowance £m	Loans and Advances Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross Loans and Advances %	Impairment Charge[1] £m	Loan Loss Rates[2] bps
BCB	63,779	599	63,180	1,713	2.7%	457	143

Barclaycard	384	4	380	11	2.9%	8	417

GRCB WE	13,945	342	13,603	1,151	8.3%	151	217

GRCB EM	5,087	126	4,961	173	3.4%	27	106

GRCB Absa	9,308	188	9,120	408	4.4%	41	88

Barclays Capital	176,181	2,658	173,523	6,302	3.6%	1,231	140

BGI	319	-	319	-	-	-	-

Barclays Wealth	3,213	35	3,178	170	5.3%	6	37

Head Office	816	12	804	-	-	1	25
Total	273,032	3,964	269,068	9,928	3.6%	1,922	141

As at 31.12.08
BCB	68,904	504	68,400	1,181	1.7%	414	60

Barclaycard	301	2	299	20	6.6%	11	365

GRCB WE	15,750	232	15,518	579	3.7%	125	79

GRCB EM	7,233	122	7,111	190	2.6%	36	50

GRCB Absa	8,648	140	8,508	304	3.5%	19	22

Barclays Capital	208,596	1,796	206,800	5,743	2.8%	1,936	93

BGI	834	-	834	-	-	-	-

Barclays Wealth	3,282	28	3,254	174	5.3%	28	85

Head Office	960	11	949	1	0.1%	11	115
Total	314,508	2,835	311,673	8,192	2.6%	2,580	82

1	For 30.06.09, the impairment charge provided above relates to the six months ended 30.06.09. For 31.12.08, the impairment charge provided above relates to the twelve months ended 31.12.08
2	The loan loss rates for 30.06.09 have been calculated on an annualised basis.

Barclays PLC – 2009 Interim Results	37

Risk Management

Analysis of Wholesale Loans and Advances at Amortised Cost Net of Impairment Allowances

	Corporate		Government		Settlement Balances & Cash Collateral		Other Wholesale		Total Wholesale
Wholesale	30.06.09 £m	31.12.08 £m	30.06.09 £m	31.12.08 £m	30.06.09 £m	31.12.08 £m	30.06.09 £m	31.12.08 £m	30.06.09 £m	31.12.08 £m
BCB	62,934	67,741	246	659	-	-	-	-	63,180	68,400

B’card	380	299	-	-	-	-	-	-	380	299

GRCB WE	13,469	15,226	-	32	-	-	134	260	13,603	15,518

GRCB EM	4,126	5,074	178	1,709	-	-	657	328	4,961	7,111

GRCB Absa	8,785	8,480	335	28	-	-	-	-	9,120	8,508

BarCap	54,980	72,796	3,297	3,760	61,908	79,418	53,338	50,826	173,523	206,800

BGI	319	834	-	-	-	-	-	-	319	834

Wealth	3,178	3,254	-	-	-	-	-	-	3,178	3,254

HO	804	949	-	-	-	-	-	-	804	949
Total	148,975	174,653	4,056	6,188	61,908	79,418	54,129	51,414	269,068	311,673

Analysis of Barclays Capital Wholesale Loans and Advances at Amortised Cost

As at 30.06.09 Loans & Advances to Banks	Gross Loans & Advances £m	Impair- ment Allowance £m	Loans and Advances Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross Loans & Advances %	Impair- ment Charge[1] £m	Loan Loss Rates[2] bps
Cash collateral & settlement balances	16,198	-	16,198	-	-	-	-

Interbank lending	33,138	58	33,080	42	0.1%	11	7

Loans & Advances to Customers

Corporate lending	59,384	1,107	58,277	1,755	3.0%	676	228

ABS CDO Super Senior	3,565	1,310	2,255	3,565	100.0%	437	2,452

Other wholesale lending	18,186	183	18,003	940	5.2%	107	118

Cash collateral and settlement balances	45,710	-	45,710	-	-	-	-
Total	176,181	2,658	173,523	6,302	3.6%	1,231	140

As at 31.12.08 Loans & Advances to Banks
Cash collateral & settlement balances	19,264	-	19,264	-	-	-	-

Interbank lending	24,086	51	24,035	48	0.2%	40	17
Loans & Advances to Customers

Corporate lending	77,042	486	76,556	1,100	1.4%	305	40

ABS CDO Super Senior	4,117	1,013	3,104	4,117	100.0%	1,383	3,359

Other wholesale lending	23,933	246	23,687	478	2.0%	208	87

Cash collateral and settlement balances	60,154	-	60,154	-	-	-	-
Total	208,596	1,796	206,800	5,743	2.8%	1,936	93

1	For 30.06.09, the impairment charge provided above relates to the six months ended 30.06.09. For 31.12.08, the impairment charge provided above relates to the twelve months ended 31.12.08
2	The loan loss rates for 30.06.09 have been calculated on an annualised basis.

Barclays PLC – 2009 Interim Results	38

Risk Management

Barclays Capital wholesale loans and advances decreased 16% to £176,181m (31st December 2008: £208,596m). This was driven by a decrease in the cash collateral held against derivative trades and the increase in the value of Sterling relative to other currencies.

The corporate lending portfolio declined 24% to £58,277m (31st December 2008: £76,556m) primarily due to reductions in lending to non-UK clients, the repayment of leveraged finance exposure and the appreciation of Sterling against other currencies.

Included within corporate lending and other wholesale lending portfolios are £6,595m (31st December 2008: £7,674m) of loans backed by retail mortgage collateral classified within financial institutions.

Analysis of Barclays Capital Loans and Advances at Amortised Cost Net of Impairment Allowances by Industry Sector

	As at 30.06.09 £m	As at 31.12.08 £m
Financial institutions	124,892	146,765

Agriculture, forestry and fishing	11	-

Manufacturing	10,649	13,954

Construction	204	190

Property	2,968	3,504

Government	5,526	5,031

Energy and water	10,874	12,704

Wholesale and retail distribution and leisure	3,720	4,830

Transport	2,571	3,675

Postal and communications	3,069	5,600

Business and other services	7,241	8,081

Other personal	-	168

Finance Lease receivables	1,798	2,298
Total	173,523	206,800

Barclays Capital Loans and Advances Held at Fair Value

Barclays Capital loans and advances held at fair value were £14,028m (31st December 2008: £19,630m). £10,292m of these are discussed within the credit market exposures, the majority of which are made up of commercial real estate loans.

Barclays PLC – 2009 Interim Results	39

Risk Management

Analysis of Barclays Commercial Bank Loans and Advances by Industry Sector

The table below analyses the industry split of Barclays Commercial Bank Loans and advances after impairment allowances of £599m (31st December 2008: £504m). Overall our lending book has decreased due to a reduction in demand and increased impairment levels.

Barclays Commercial Bank Loans and Advances Held at Amortised Cost net of Impairment Allowances	As at 30.06.09 £m	As at 31.12.08 £m
Financial institutions	5,856	7,294

Manufacturing	7,324	8,378

Construction	3,713	3,974

Property	9,051	8,985

Government	246	659

Energy and water	1,047	1,112

Wholesale and retail distribution and leisure	10,885	11,426

Transport	1,737	2,014

Postal and communications	1,088	1,303

Business and other services	16,453	16,611

Finance Lease receivables	5,780	6,644
Total	63,180	68,400

Barclays Commercial Bank Loans and Advances Held at Fair Value	As at 30.06.09 £m	As at 31.12.08 £m
Financial institutions and services	-	32

Construction	-	39

Property	6,914	7,366

Business and other services	672	535

Government	4,458	4,994
Total	12,044	12,966

Loans and advances held at fair value were £12,044m (31st December 2008: £12,966m). Of these £11,302m related to Government, Local Authority and Social Housing balances (31st December 2008: £12,360m). Fair value exceeds cost by £1,403m (31st December 2008: £3,018m). Fair value is calculated using a valuation model with reference to observable market inputs, and is matched by offsetting fair value movements on hedging instruments. The amortised cost of the fair value portfolio has increased from £9,964m in December 2008 to £10,641m in June 2009, representing a 7% increase in advances.

Property balances within loans and advances held at amortised cost and those held at fair value totalled £15,965m (31st December 2008: £16,351m) of which £8,528m related to Social Housing (31st December 2008: £8,795m).

Barclays PLC – 2009 Interim Results	40

Risk Management

Analysis of Barclays Commercial Bank Financial Sponsor Leveraged Finance

As at 30th June 2009, the exposure relating to Financial Sponsor related leveraged finance loans in Barclays Commercial Bank was £2,186m. There has been no new origination of Financial Sponsor related leveraged finance transactions since 31st December 2008.

Leveraged Finance Exposure by Region	As at 30.06.09 £m	As at 31.12.08 £m

UK	1,828	2,111

Europe	348	323

Other	10	11
Total lending and commitments	2,186	2,445

Underwriting	-	28
Net lending and commitments at period end	2,186	2,473

The industry classification of the exposure was as follows:

	As at 30.06.09			As at 31.12.08
Leveraged Finance Exposure by Industry	Drawn £m	Undrawn £m	Total £m	Drawn £m	Undrawn £m	Total £m

Business and other services	952	166	1,118	1,083	288	1,371

Construction	22	3	25	12	5	17

Energy and water	9	3	12	43	17	60

Financial institutions and services	63	9	72	58	10	68

Manufacturing	390	119	509	307	130	437

Postal and communications	52	3	55	35	2	37

Property	23	3	26	26	5	31

Transport	3	1	4	14	43	57

Wholesale and retail distribution and leisure	314	51	365	297	70	367
Total exposure	1,828	358	2,186	1,875	570	2,445

Barclays PLC – 2009 Interim Results	41

Risk Management

Retail Credit Risk

As we enter the second half of 2009, the principal uncertainties relating to the performance of the retail portfolios are:

—	The depth and duration of the recessions in the UK, US, Spain and South Africa

—	The speed and extent of further rises in unemployment in those markets and the impact on delinquency and charge-off rates

—	The possibility of further, sustained falls in residential property prices in the UK, South Africa and Spain

—	The uncertain outlook for inflation and interest rates, and resulting further impact on unemployment

—	The availability of and demand for retail credit

Gross loans and advances to retail customers were stable at £200,552m (31st December 2008: £201,588m) with increases of £1,766m (2%) in UK Retail Banking, reflecting a rise of £2,126m (3%) in Home Finance balances, and £1,038m (4%) in GRCB – Absa mainly due to increases in the Home Finance book, offset by reductions in balances in GRCB – Emerging Markets, GRCB – Western Europe, and Barclaycard, which were principally driven by an increase in the value of Sterling relative to other currencies.

Impairment charges on loans and advances increased 101% (£996m) to £1,981m (2008: £985m) as charges increased across all businesses, but most notably in the international portfolios where delinquency balances and rates increased as the economic environment deteriorated and unemployment rose.

The loan loss rate on the retail portfolios increased to 198bps (31st December 2008: 116bps).

Retail Loans and Advances to Customers at Amortised Cost

As at 30.06.09	Gross Loans & Advances £m	Impairment Allowance £m	Loans & Advances Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross Loans & Advances %	Impairment Charge[1] £m	Loan Loss Rates[2] bps

UKRB	97,849	1,338	96,511	3,149	3.2%	469	96

Barclaycard	28,362	2,191	26,171	2,799	9.9%	907	640

GRCB WE	36,040	409	35,631	1,042	2.9%	150	83

GRCB EM	3,439	331	3,108	385	11.2%	186	1,082

GRCB Absa	25,715	568	25,147	2,504	9.7%	254	198

Barclays Wealth	9,147	35	9,112	138	1.5%	15	33
Total	200,552	4,872	195,680	10,017	5.0%	1,981	198

As at 31.12.08

UKRB	96,083	1,134	94,949	2,403	2.5%	602	63

Barclaycard	29,390	1,677	27,713	2,566	8.7%	1,086	370

GRCB WE	38,997	306	38,691	798	2.0%	172	44

GRCB EM	4,004	187	3,817	175	4.4%	129	322

GRCB Absa	24,677	411	24,266	1,518	6.2%	328	133

Barclays Wealth	8,437	24	8,413	48	0.6%	16	19
Total	201,588	3,739	197,849	7,508	3.7%	2,333	116

1	For 30.06.09, the impairment charge provided above relates to the six months ended 30.06.09. For 31.12.08, the impairment charge provided above relates to the twelve months ended 31.12.08.
2	The loan loss rates for 30.06.09 have been calculated on an annualised basis.

Barclays PLC – 2009 Interim Results	42

Risk Management

Analysis of Retail Loans and Advances to Customers at Amortised Cost Net of Impairment Allowances

Total home loans to retail customers were stable at £134,728m (31st December 2008: £135,077m). The UK Home Finance portfolios within UK Retail Banking grew 3% to £84,429m (31st December 2008: £82,303m).

Unsecured retail credit (credit card and unsecured loans) portfolios fell 6% to £36,391m, (31st December 2008: £38,856m), principally driven by a strengthening in the value of Sterling relative to other currencies.

	Home Loans		Cards and Unsecured Loans		Other Retail		Total Retail
	30.06.09 £m	31.12.08 £m	30.06.09 £m	31.12.08 £m	30.06.09 £m	31.12.08 £m	30.06.09 £m	31.12.08 £m
UKRB	84,429	82,303	7,845	8,294	4,237	4,352	96,511	94,949

Barclaycard	-	-	21,989	23,224	4,182	4,489	26,171	27,713

GRCB WE	30,375	33,807	4,037	4,423	1,219	461	35,631	38,691

GRCB EM	481	556	2,520	2,872	107	389	3,108	3,817

GRCB Absa	19,443	18,411	-	43	5,704	5,812	25,147	24,266

Barclays Wealth	-	-	-	-	9,112	8,413	9,112	8,413
Total	134,728	135,077	36,391	38,856	24,561	23,916	195,680	197,849

Home Loans

The Group’s principal home loans portfolios continue to be in the UK Retail Banking Home Finance business (63% of the Group’s total), GRCB – Western Europe (23%) primarily Spain, and South Africa (14%). Credit quality of the principal home loan portfolios reflected relatively conservative levels of high LTV lending. Using current valuations, the average LTV of the portfolios as at 30th June 2009 was 44% (31st December 2008: 40%) for UK Home Finance, 50% for Spain (31st December 2008: 48%) and 43% (31st December 2008: 41%) for South Africa. The average LTV for new mortgage business during 2009 at origination was 46% (31st December 2008: 47%) for UK Home Finance, 55% (31st December 2008: 63%) for Spain and 54% (31st December 2008: 58%) for South Africa. The percentage of balances with an LTV of over 85% based on current values was 17% (31st December 2008: 10%) for UK Home Finance, 6% (31st December 2008: 5%) for Spain and 29% (31st December 2008: 25%) for South Africa. In the UK, buy-to-let mortgages comprised 6% of the total stock.

Impairment charges rose across the home loans portfolios, reflecting the impact of lower house prices as well as some increases in arrears rates. Three-month arrears as at 30th June 2009 were 1.16% (31st December 2008: 0.91%) for UK mortgages, 0.76% (31st December 2008: 0.51%) for Spain and 4.02% (31st December 2008: 2.11%) for South Africa.

Home Loans – Distribution of Balances by Loan to Value (Current Valuations)1

	UK		Spain[2]		South Africa
	30.06.09%	31.12.08%	30.06.09%	31.12.08%	30.06.09%	31.12.08%

<= 75%	71.0%	78.2%	84.2%	86.7%	56.9%	60.5%

> 75% & <= 80%	6.1%	6.1%	5.0%	4.8%	7.0%	7.5%

> 80% & <= 85%	5.8%	5.5%	4.4%	3.7%	7.4%	7.2%

> 85% & <= 90%	5.0%	4.5%	3.0%	1.6%	7.3%	7.6%

> 90% & <= 95%	4.4%	2.5%	1.5%	1.3%	7.9%	6.7%

> 95%	7.7%	3.1%	1.9%	1.9%	13.5%	10.5%

Marked to market LTV %	44%	40%	50%	48%	43%	41%

Average LTV on New Mortgages	46%	47%	55%	63%	54%	58%

1

Based on the following portfolios: UK: UKRB Residential Mortgage and Buy to Let portfolios; Spain: GRCB Western Europe Spanish retail home finance portfolio; and South Africa: GRCB Absa retail home finance portfolio.

2	Spain marked to market methodology as per Bank of Spain requirements.

Barclays PLC – 2009 Interim Results	43

Risk Management

Home Loans – Three-Month Arrears[1]	As at 30.06.09%	As at 31.12.08%	As at 30.06.08%

UK	1.16%	0.91%	0.70%

Spain[2]	0.76%	0.51%	0.34%

South Africa	4.02%	2.11%	0.96%

Credit Cards and Unsecured Loans

The Group’s largest card and unsecured loan portfolios are in the UK (50% of Group total). The US accounts for 19%, where Barclaycard’s portfolio is largely Prime credit quality (FICO score of 660 or more).

Arrears rates in the UK Cards portfolio rose during the first half of the year to 2.09% (31st December 2008: 1.57%), reflecting the impact of the economic downturn. Repayment Plan balances grew to support government initiatives to supply relief to customers experiencing financial difficulty. As a percentage of the portfolio, three-month arrears rates rose during 2009 to 2.71% (31st December 2008: 2.28%) for UK Loans and 3.17% (31st December 2008: 2.32%) for US Cards.

Unsecured Lending 3 Month Arrears[3]	As at 30.06.09%	As at 31.12.08%	As at 30.06.08%

UK Cards	2.09%	1.57%	1.70%

UK Loans[4]	2.71%	2.28%	1.81%

US Cards[5]	3.17%	2.32%	2.19%

Potential Credit Risk Loans and Coverage Ratios

	CRLs		PPLs		PCRLs
	30.06.09	31.12.08	30.06.09	31.12.08	30.06.09	31.12.08

Retail Secured	3,992	2,783	394	280	4,386	3,063

Retail Unsecured and Other	6,025	4,725	788	217	6,813	4,942
Retail	10,017	7,508	1,182	497	11,199	8,005

Corporate/Wholesale	9,928	8,192	2,220	1,959	12,148	10,151
Group	19,945	15,700	3,402	2,456	23,347	18,156

	Impairment Allowance		CRL Coverage		PCRL Coverage
	30.06.09	31.12.08	30.06.09	31.12.08	30.06.09	31.12.08

Retail Secured	921	561	23.1%	20.2%	21.0%	18.3%

Retail Unsecured and Other	3,951	3,178	65.6%	67.3%	58.0%	64.3%
Retail	4,872	3,739	48.6%	49.8%	43.5%	46.7%

Corporate/Wholesale	3,964	2,835	39.9%	34.6%	32.6%	27.9%
Group	8,836	6,574	44.3%	41.9%	37.8%	36.2%

1	Defined as total 90 day + delinquent balances as a percentage of outstandings.
2	Arrears for 31st December 2008 and 30th June 2008 restated due to a revised charge-off definition implemented in the six months ended 30th June 2009
3	Defined as total 90 day + delinquent balances as a percentage of outstandings. Includes accounts on repayment plans but excludes legal.
4	UK Loans based on Barclayloans and Personal Loans from Barclaycard.
5	Excludes Business Card; June 2009 includes US Airways.

Barclays PLC – 2009 Interim Results	44

Risk Management

Credit Risk Loans

Credit Risk Loans (CRLs) rose 27% to £19,945m (2008: £15,700m). Balances were higher in all businesses as credit conditions continued to deteriorate across Barclays areas of operations. The most notable increases were in the international businesses in Global Retail and Commercial Banking, and the UK Home Finance and unsecured loan portfolios.

Retail Credit Risk Loans rose 33% to £10,017m (31st December 2008: £7,508m). CRL balances were higher in all businesses as retail credit conditions deteriorated. The most notable increases were in the international businesses in GRCB, particularly Absa, and UK Retail Banking, particularly the Home Finance and unsecured loans portfolios.

CRLs in retail secured mortgage products increased by £1,209m (43%) to £3,992m (31st December 2008: £2,783m). The key driver was Absa Home Finance where balances increased significantly as a result of the deteriorating economy. Increases were also seen in UK Home Finance, reflecting lower UK house prices and the slowing economy, and in Spain, as economic conditions deteriorated.

CRLs in the unsecured and other retail portfolios increased by £1,300m (28%) to £6,025m (31st December 2008: £4,725m). The key drivers for this increase were: Absa, which was impacted by the deteriorating economy; Barclaycard US, due to deteriorating credit conditions which resulted in rising delinquency rates; and in Spain, as economic conditions deteriorated and consumer indebtedness increased.

Wholesale Credit Risk Loans (CRLs) rose 21% to £9,928m (31st December 2008: £8,192m). CRL balances were higher in all businesses, reflecting the continuing downturn in economic conditions, with some further deterioration across default grades, higher levels of Early Warning List balances, and a rise in impairment and loan loss rates in most wholesale portfolios. The largest increases were in Barclays Commercial Bank, GRCB Western Europe and Barclays Capital. CRLs on Barclays Capital’s Credit market exposures decreased £552m (13%) to £3,565m (31st December 2008: £4,117m), although the movement of Sterling against the United States Dollar was a significant driver for this fall.

Potential Problem Loans

Balances within the Group’s Potential Problem Loans (PPLs) category rose by 39% to £3,402m (31st December 2008: £2,456m). The principal movements were in the retail portfolios, where PPLs rose £685m to £1,182m (31st December 2008: £497m) as credit conditions deteriorated, particularly in the international portfolios. PPL balances also increased in the wholesale and corporate portfolios to £2,220m (31st December 2008: £1,959m).

Potential Credit Risk Loans

Group Potential Credit Risk Loan (PCRL) balances rose 29% to £23,347m (31st December 2008: £18,156m). Excluding Barclays Capital’s Credit Market exposures, PCRLs increased 41% to £19,782m (31st December 2008: £14,039m).

Total retail PCRL balances increased 40% to £11,199m (31st December 2008: £8,005m) as delinquency rates rose across a number of secured and unsecured portfolios, particularly in the UK, US, Spain and South Africa.

Total PCRL balances in the corporate and wholesale portfolios increased by 20% to £12,148m (31st December 2008: £10,151m) as a number of customers migrated into the CRL and PPL categories, reflecting higher default probabilities in the deteriorating global wholesale environment.

Impairment Allowances and Coverage Ratios

Impairment allowances increased 34% to £8,836m (31st December 2008: £6,574m). The Group’s CRL coverage ratio increased to 44.3% (31st December 2008: 41.9%). The most significant driver was the higher coverage of Credit Market exposures. The Group’s PCRL coverage ratio also increased to 37.8% (31st December 2008: 36.2%).

Retail impairment allowances increased 30% to £4,872m (31st December 2008: £3,739m). The CRL coverage ratio decreased to 48.6% (31st December 2008: 49.8%). The PCRL coverage ratio decreased to 43.5% (31st December 2008: 46.7%), as a result of higher PPL balances.

In the wholesale and corporate portfolios, impairment allowances increased 40% to £3,964m (31st December 2008: £2,835m). The CRL coverage ratio rose to 39.9% (31st December 2008: 34.6%). The overall PCRL coverage ratio also rose to 32.6% (31st December 2008: 27.9%). The main driver for this increase in the coverage ratios was the higher coverage in Credit Markets exposure.

Barclays PLC – 2009 Interim Results	45

Risk Management

Debt Securities and Other Bills

The following table presents an analysis of the credit quality of debt and similar securities, other than loans held within the Group. Securities rated as investment grade amounted to 92.6% of the portfolio (2008: 91.6%).

As at 30.06.09	Treasury and Other Eligible Bills £m	Debt Securities £m	Total £m	%
AAA to BBB- (investment grade)	6,915	176,983	183,898	92.6%

BB+ to B	950	10,667	11,617	5.9%

B- or lower	82	2,955	3,037	1.5%

Total	7,947	190,605	198,552	100.0%

Of Which Issued By:
– governments and other public bodies	7,947	66,493	74,440	37.5%

– US agency	-	28,139	28,139	14.2%

– mortgage and asset-backed securities	-	26,449	26,449	13.3%

– corporate and other issuers	-	50,492	50,492	25.4%

– bank and building society certificates of deposit	-	19,032	19,032	9.6%

Total	7,947	190,605	198,552	100.0%

Of Which Classified As:
– trading portfolio assets	2,976	126,101	129,077	65.0%

– financial instruments designated at fair value	-	4,286	4,286	2.2%

– available-for-sale securities	4,971	60,218	65,189	32.8%

Total	7,947	190,605	198,552	100.0%

As at 31.12.08
AAA to BBB- (investment grade)	7,314	198,493	205,807	91.6%

BB+ to B	1,233	15,309	16,542	7.4%

B- or lower	-	2,343	2,343	1.0%

Total	8,547	216,145	224,692	100.0%

Of Which Issued By:
– governments and other public bodies	8,547	73,881	82,428	36.7%

– US agency	-	34,180	34,180	15.3%

– mortgage and asset-backed securities	-	34,844	34,844	15.5%

– corporate and other issuers	-	55,244	55,244	24.6%

– bank and building society certificates of deposit	-	17,996	17,996	7.9%

Total	8,547	216,145	224,692	100.0%

Of Which Classified As:
– trading portfolio assets	4,544	148,686	153,230	68.2%

– financial instruments designated at fair value	-	8,628	8,628	3.8%

– available-for-sale securities	4,003	58,831	62,834	28.0%

Total	8,547	216,145	224,692	100.0%

Barclays PLC – 2009 Interim Results	46

Risk Management

Market Risk

Market Risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices, and foreign exchange rates. The majority of market risk exposure resides in Barclays Capital.

Risk Measurement and Control

The measurement techniques used to measure and control traded market risk include Daily Value at Risk (DVaR), Expected Shortfall, Global Asset Class stress testing and Global Scenario stress testing.

DVaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. Barclays Capital uses the historical simulation method with a two year unweighted historical period at the 95% confidence level.

Extreme market volatility during the second half of 2008 increased DVaR materially. As a consequence of the unweighted DVaR historical simulation methodology, this market volatility continued to impact DVaR in the first half of 2009.

Expected Shortfall is the average of all hypothetical losses from the historical simulation beyond DVaR. Formal monitoring of Expected Shortfall started in the second half of 2008.

Stress testing provides an indication of the potential size of losses that could arise in extreme conditions. Global Asset Class stress testing has been designed to cover major asset classes including interest rate, credit spread, commodity, equity, foreign exchange rates and emerging markets. Global Scenario testing is based on hypothetical events which could lead to extreme yet plausible stress type moves, under which profitability is seriously challenged. Examples include ‘Global Pandemic’, ‘Problems with GBP sovereign issuances’ and ‘Liquidity crisis’.

Market Risk is controlled through the use of limits where appropriate on the above risk measures. Limits are set at the total Barclays Capital level, risk factor level e.g. interest rate risk, and business line level. Book limits such as foreign exchange and interest rate delta limits are also in place.

Analysis of Barclays Capital’s Market Risk Exposure

Volatility across financial markets decreased from the extreme levels observed in the second half of 2008 but remained high by historical standards. There were signs that the pace of economic decline had moderated.

Against this background, Barclays Capital’s market risk exposure, as measured by average DVaR, increased 40% to £87.4m (second half 2008: £62.6m). The increase was mainly due to increased interest rate and credit spread position taking. When compared to the first half of 2008, average DVaR has increased 100% from £43.8m, mainly due to increased position taking arising from the acquisition of the Lehman Brothers North American business and increased market volatility.

DVaR peaked at £118.7m in March 2009 before trending down due to decreases in interest rate and credit spread exposures. Total DVaR as at 30th June 2009, was £71.1m (31st December 2008: £86.6m, 30th June 2008: £48.0m).

Expected Shortfall averaged £132.9m in the first half of 2009. This was £45.6m greater than the second half of 2008 mainly due to increased interest rate and credit spread risk. Against the first half of 2008, the increase was £81.0m.

As we enter the second half of 2009, the principal uncertainties which may impact Barclays market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. While these markets exhibit improved liquidity and reduced volatility from the extreme conditions observed during 2008, price instability and higher volatility may still arise as major economies seek to return to positive growth through monetary and fiscal policy stimulus.

Barclays PLC – 2009 Interim Results	47

Risk Management

The daily average, maximum and minimum values of DVaR and Expected Shortfall are calculated as below:

	Half Year Ended 30.06.09			Half Year Ended 31.12.08			Half Year Ended 30.06.08
DVaR (95%)	Average £m	High[1] £m	Low[1] £m	Average £m	High[1] £m	Low[1] £m	Average £m	High[1] £m	Low[1] £m
Interest rate risk	53.6	82.6	38.7	31.2	47.8	15.1	26.6	42.7	20.0

Credit spread risk	70.8	102.3	49.1	42.6	71.7	17.2	19.3	24.0	15.4

Commodity risk	14.3	17.1	11.1	18.4	25.4	13.2	17.8	23.0	12.5

Equity risk	12.8	18.9	7.1	11.3	21.0	6.9	6.8	9.6	4.8

Foreign exchange risk	8.8	14.7	4.2	7.6	13.0	4.5	4.1	7.3	2.1

Diversification effect	(72.9)	-	-	(48.5)	-	-	(30.8)	-	-
	87.4	118.7	65.5	62.6	95.2	38.1	43.8	54.6	35.5

Expected shortfall	132.9	188.0	96.1	87.3	145.8	40.7	51.9	65.6	45.0

Liquidity Risk

Barclays manages liquidity to ensure that funding mismatches are appropriate and that sufficient liquidity is maintained to withstand a severe stress period. Our measurement of the impact of a severe stress event includes comprehensive outflows from both the retail and commercial bank, and the investment bank. Offsetting these outflows are anticipated inflows from surplus collateral being mobilised and contractual inflows. The size of the outflows is a function of many factors including the composition of deposit funding, loan commitments and other contingent outflows.

Barclays has continued to maintain a strong liquidity profile in 2009, sufficient to absorb the impact of a stressed funding environment. We have access to a substantial pool of liquidity both in secured markets and from unsecured depositors including several foreign governments and central banks. In addition our limited reliance on securitisations as a source of funding has meant that the uncertainty in securitisation markets has not significantly impacted our liquidity risk profile.

Whilst funding markets have been difficult in the past six months, Barclays has been able to increase available liquidity, extend the term of unsecured liabilities, and reduce reliance on unsecured funding. During 2009 Barclays has completed a number of benchmark transactions in the senior debt market in the US, UK and Europe.

As at 30th June 2009, Barclays had surplus liquidity of £88bn (31st December 2008: £36bn), including unencumbered cash at central banks, government securities and other central bank eligible securities. In addition, Barclays has improved the ratio of customer deposits to loans and advances to customers to 129% as at 30th June 2009 (31st December 2008: 138%).

Global Retail and Commercial Banking, Barclays Wealth and Head Office Functions

GRCB, Barclays Wealth and Head Office Functions are not reliant on wholesale funding, with total liabilities of £388bn (31st December 2008: £382bn) exceeding total assets of £344bn (31st December 2008: £353bn) in those businesses by £44bn as at 30th June 2009 (31st December 2008: £29bn).

During the first six months of 2009, GRCB and Barclays Wealth customer deposits reduced modestly, predominantly in rate sensitive balances, although foreign exchange effects also caused a reduction in Sterling equivalents. The decrease was more than offset by a reduction in assets, resulting in an improvement in the funding position.

GRCB and Barclays Wealth Deposit Balances	As at 30.06.09 £bn	As at 31.12.08 £bn	As at 30.06.08 £bn
Total customer deposits	229	235	218

1

The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

Barclays PLC – 2009 Interim Results	48

Risk Management

Barclays Capital

Barclays Capital manages liquidity to be self-funding through both unsecured and secured wholesale sources, managing access to liquidity to ensure that potential cash outflows in a stressed environment are covered.

In addition, Barclays Capital manages the overall wholesale funding for Barclays. Substantial resources are maintained to offset maturing deposits and debt. These readily available assets are sufficient to absorb stress level losses of liquidity from unsecured as well as contingent cash outflows such as collateral requirements on ratings downgrades. In addition, Barclays maintains significant pools of securitisable assets.

Wholesale Depositor Split By Counterparty Type	Banks %	Corporates %	Governments %	Central Banks %		Other Financial Institutions %	Total %
As at 30.06.09	33%	15%	10%	8%		34%	100%

As at 31.12.08	32%	15%	11%	9%		33%	100%

Wholesale Depositor Split By Geography	US %	UK %	Other EU %	Japan %	Africa %	Rest of World %	Total %
As at 30.06.09	17%	21%	20%	5%	15%	22%	100%

As at 31.12.08	13%	22%	16%	9%	17%	23%	100%

Unsecured Funding

In 2009 Barclays Capital has increased the term of outstanding unsecured liabilities from an average 11 months to 15 months. As at 30th June 2009, Barclays Capital had no net unsecured funding requirement less than 1 month (31st December 2008: 25%).

Barclays debt issuance includes issues of senior and subordinated debt in US registered offerings and medium term note programmes and European medium term note programmes. Substantially all unsecured senior issuance is without covenants that trigger increased cost or accelerate maturity. Furthermore, in 2009, Barclays issued benchmark unguaranteed bonds in a variety of currencies including Sterling, Euro and US Dollar.

Secured Funding

Barclays funds securities based on their underlying liquidity characteristics. Limits are in place for each security asset class reflecting liquidity in the cash and financing markets for these assets. Approximately 90% of assets funded in repurchase and stock loan transactions are fundable within central bank facilities (excluding Bank of England Emergency facilities and the Federal Reserve Primary Dealer Credit Facility).

Secured Financing by Asset Class (% of Total Secured Funding)

	Government %	Agency %	MBS %	ABS %	Corp %	Equity %	Other %
As at 30.06.09	55	7	10	9	10	8	1

As at 31.12.08[1]	48	9	11	9	15	4	3

1	Restated from that previously reported due to the enhancement of definitions

Barclays PLC – 2009 Interim Results	49

Capital and Performance Management

Total Assets and Risk Weighted Assets by Business

	Total Assets by Business			Risk Weighted Assets by Business
	As at 30.06.09 £m	As at 31.12.08 £m	As at 30.06.08 £m	As at 30.06.09 £m	As at 31.12.08 £m	As at 30.06.08 £m
UK Retail Banking	102,558	101,384	96,314	31,738	30,491	31,721
Barclays Commercial Bank	77,600	84,029	80,955	61,536	63,081	58,552
Barclaycard	29,541	30,925	24,278	26,860	27,316	22,838
GRCB - Western Europe	59,933	65,519	51,515	30,060	36,953	29,089
GRCB - Emerging Markets	11,173	13,866	10,998	11,296	14,607	12,129
GRCB - Absa	42,643	40,391	34,178	20,163	18,846	15,785
Barclays Capital	1,133,685	1,629,117	966,109	209,783	227,448	168,065
Barclays Global Investors	67,842	71,340	79,030	3,659	3,910	4,509
Barclays Wealth	14,297	13,263	17,749	10,881	10,300	9,000
Head Office Functions and Other Operations	6,066	3,146	4,528	78	350	1,051
Total assets	1,545,338	2,052,980	1,365,654	406,054	433,302	352,739

Risk Weighted Assets by Risk

	As at 30.06.09 £m	As at 31.12.08 £m	As at 30.06.08 £m
Credit risk	263,179	266,912	239,767
Counterparty risk	58,790	70,902	43,979
Market risk
- Modelled - VaR	13,139	14,452	8,484
- Modelled – IDRC[1] and Non-VaR	5,268	7,771	7,164
- Standardised	34,530	43,149	24,814
Operational risk	31,148	30,116	28,531
Total risk weighted assets	406,054	433,302	352,739

1	Defined on page 94.

Barclays PLC – 2009 Interim Results	50

Capital and Performance Management

Capital Resources Tier 1	As at 30.06.09 £m	As at 31.12.08 £m	As at 30.06.08 £m
Called up share capital	2,757	2,093	1,642
Eligible reserves	35,349	31,156	22,603
Minority interests[1]	14,993	13,915	11,922
Tier 1 notes[2]	1,008	1,086	902
Less: intangible assets	(9,729)	(9,964)	(8,063)
Less: deductions from Tier 1 capital	(1,753)	(1,036)	(1,306)
Total qualifying Tier 1 capital	42,625	37,250	27,700

Tier 2
Revaluation reserves	25	26	25
Available for sale-equity gains	144	122	228
Collectively assessed impairment allowances	2,221	1,654	999
Minority interests	538	607	445
Qualifying Subordinated Liabilities:[3]
Undated loan capital	1,541	6,745	4,913
Dated loan capital	15,181	14,215	12,165
Less: deductions from Tier 2 capital	(1,753)	(1,036)	(1,306)
Total qualifying Tier 2 capital	17,897	22,333	17,469

Less: Regulatory Deductions
Investments not consolidated for supervisory purposes	(435)	(403)	(523)
Other deductions	(1,367)	(453)	(194)
Total deductions	(1,802)	(856)	(717)

Total net capital resources	58,720	58,727	44,452

Capital Ratios
Core Tier 1 ratio	7.1%	5.6%	4.6%
Tier 1 ratio	10.5%	8.6%	7.9%
Risk asset ratio	14.5%	13.6%	12.6%

1	Includes equity minority interests of £2,133m (31st December 2008: £1,981m, 30th June 2009: £1,526m).

2	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

3	Subordinated liabilities include excess innovative Tier 1 instruments and are subject to limits laid down in the regulatory requirements.

Barclays PLC – 2009 Interim Results	51

Capital and Performance Management

Capital Resources

Tier 1 capital increased by £5.4bn during the period, driven by profits attributable to equity holders (£1.9bn), conversion of the MCNs to ordinary shares (£3.7bn), a lower adjustment to reverse the recognition of gains on own credit (£0.6bn) and the resultant increase in the amount of innovative capital eligible for inclusion in tier 1 (£1.3bn). These increases were partially offset by exchange rate movements (£1.9bn) and higher Tier 1 deductions (£0.7bn).

Tier 2 capital decreased by £4.4bn due to exchange rate movements (£1.9bn), lower levels of innovative capital in excess of the Tier 1 limits (£1.3bn), net redemptions of capital issues (£0.8bn) and higher Tier 2 deductions (£0.7bn).

Reconciliation of Regulatory Reserves and Core Tier 1 Capital

Capital is defined differently for accounting and regulatory purposes. A reconciliation of shareholders’ equity for accounting purposes to called up share capital and eligible reserves for regulatory purposes and to Core Tier 1 capital is set out below:

	As at 30.06.09 Basel II £m	As at 31.12.08 Basel II £m	As at 30.06.08 Basel II £m
Shareholders’ equity excluding minority interests	37,699	36,618	22,289
MCNs not yet converted	-	(3,652)	-
Available for sale reserve	685	1,190	363
Cash flow hedging reserve	(330)	(132)	419
Adjustments to Retained Earnings
Defined benefit pension scheme	968	849	1,099
Additional companies in regulatory consolidation and non-consolidated companies	(209)	(94)	(1)
Foreign exchange on RCIs and upper Tier 2 loan stock	73	(231)	420
Adjustment for own credit	(1,007)	(1,650)	(969)
Other adjustments	227	351	625
Called up share capital and eligible reserves for regulatory purposes	38,106	33,249	24,245

Equity Minority Interest	2,133	1,981	1,526
Less: Intangible Assets	(9,729)	(9,964)	(8,063)
Less: Net excess of Expected Loss over Impairment	(130)	(204)	(802)
Less: Securitisation Positions	(1,479)	(704)	(551)
Core Tier 1 Capital	28,901	24,358	16,355

Barclays PLC – 2009 Interim Results	52

Accounting Policies

Going Concern

The Group’s business activities and financial position; the factors likely to affect its future development and performance; and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business and Risk Management section.

The Directors have assessed, in the light of current and anticipated economic conditions, the Group’s ability to continue as a going concern.

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing accounts.

Basis of Preparation

The Condensed Consolidated Interim Financial Statements for the half year ended 30th June 2009 on pages 55 to 92 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, ‘Interim Financial Reporting’ as published by the International Accounting Standards Board (IASB). They are also in accordance with IAS 34 as adopted by the European Union. The Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual financial statements for the year ended 31st December 2008, which have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) as published by the IASB. The annual financial statements are also prepared in accordance with IFRS and IFRIC interpretations as adopted by the European Union.

The accounting policies adopted are consistent with the accounting policies described in the 2008 Annual Report, except for a change in the accounting policy for share-based payments and additional accounting policy included for financial liabilities which applied for the first time in 2009.

The adoption of the 2009 amendment to IFRS 2 ‘Share-based Payment-Vesting Conditions and Cancellations’, has led to a change in the accounting policy for share-based payments to employees. The change affects the treatment of non-vesting conditions. Non-vesting conditions are taken into account in estimating the grant date fair value, and share based payment charges are recognised when all non-market vesting conditions are satisfied irrespective of whether the non-vesting conditions are satisfied. If meeting a non-vesting condition is a matter of choice, failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services. The impact of this change on previous years has been assessed as immaterial; therefore no prior year adjustments have been made.

The accounting policy for financial liabilities to describe the treatment of an exchange of an existing debt instrument for a new instrument with the lender on substantially different terms is as follows: An exchange of an existing debt instrument for a new instrument with the lender on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. An assessment is made as to whether the terms are substantially different considering qualitative and quantitative characteristics. When an exchange is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

In addition, the adoption of IAS 1 (revised) has resulted in the reformatting of the statement of recognised gains and losses into a statement of comprehensive income and the addition of a statement of changes in equity. The adoption of IAS 1 (revised) does not change the recognition, measurement or disclosure of specific transactions and events required by other standards.

Barclays PLC – 2009 Interim Results	53

Intentionally left blank

Barclays PLC – 2009 Interim Results	54

Consolidated Interim Income Statement (Unaudited)

Continuing Operations	Notes[1]	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Interest income		11,787	14,654	13,356
Interest expense		(6,065)	(8,355)	(8,186)
Net interest income	1	5,722	6,299	5,170

Fee and commission income		4,807	4,093	3,480
Fee and commission expense		(680)	(535)	(547)
Net fee and commission income	2	4,127	3,558	2,933

Net trading income		4,118	(431)	1,770
Net investment (loss)/income		(129)	335	345
Principal transactions	3	3,989	(96)	2,115

Net premiums from insurance contracts	4	602	522	568
Other income	5	1,299	210	157
Total income		15,739	10,493	10,943

Net claims and benefits incurred under insurance contracts	6	(421)	(136)	(101)
Total income net of insurance claims		15,318	10,357	10,842
Impairment charges and other credit provisions	7	(4,556)	(2,971)	(2,448)
Net income		10,762	7,386	8,394

Staff costs	8	(4,815)	(3,669)	(3,535)
Administration and general expenses		(2,629)	(2,961)	(2,344)
Depreciation of property, plant and equipment		(379)	(343)	(263)
Amortisation of intangible assets		(228)	(189)	(87)
Operating expenses	8	(8,051)	(7,162)	(6,229)

Share of post-tax results of associates and joint ventures	9	13	(9)	23
Profit on disposal of subsidiaries, associates and joint ventures	10	21	327	-
Gains on acquisitions		-	2,317	89
Profit before tax from continuing operations		2,745	2,859	2,277
Tax on continuing operations		(532)	12	(465)
Profit after tax from continuing operations		2,213	2,871	1,812
Profit after tax from discontinued operations	33	125	282	322
Net profit for the period		2,338	3,153	2,134

Attributable to
Minority interests	12	450	489	416
Equity holders of the parent	13	1,888	2,664	1,718
		2,338	3,153	2,134

Profit before tax from continuing operations		2,745	2,859	2,277
Profit before tax from discontinued operations		239	464	477
Profit before tax		2,984	3,323	2,754
Tax		(646)	(170)	(620)
		2,338	3,153	2,134
Earnings per Share
Basic earnings per ordinary share from continuing operations	13	16.4p	29.0p	22.2p
Basic earnings per ordinary share from discontinued operations	13	1.1p	3.3p	4.8p
		17.5p	32.3p	27.0p

Diluted earnings per ordinary share from continuing operations	13	16.0p	28.1p	21.6p
Diluted earnings per ordinary share from discontinued operations	13	1.1p	3.2p	4.6p
		17.1p	31.3p	26.2p

1	The notes on pages 61 to 92 form an integral part of this condensed consolidated interim financial information.

Barclays PLC – 2009 Interim Results	55

Consolidated Interim Statement of Comprehensive Income (Unaudited)

	Notes[1]	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Net profit for the period		2,338	3,153	2,134

Other Comprehensive Income
Currency translation differences		(1,522)	2,791	(517)
Available for sale financial assets		565	(904)	(657)
Cash flow hedges		167	949	(573)
Other		(20)	(27)	22
Tax relating to components of other comprehensive income	11	(44)	482	369
Comprehensive income relating to discontinued operations		(137)	88	26
Other comprehensive income for the year, net of tax		(991)	3,379	(1,330)

Total comprehensive income for the year		1,347	6,532	804

Attributable to:
Minority interests		568	935	188
Equity holders of the parent		779	5,597	616
		1,347	6,532	804

1	The notes on pages 61 to 92 form an integral part of this condensed consolidated interim financial information.

Barclays PLC – 2009 Interim Results	56

Consolidated Interim Balance Sheet (Unaudited)

Assets	Notes[1]	As at 30.06.09 £m	As at 31.12.08 £m	As at 30.06.08 £m
Cash and balances at central banks		21,423	30,019	6,432

Items in the course of collection from other banks		1,995	1,695	2,478

Trading portfolio assets		153,973	185,637	177,628

Financial assets designated at fair value:

– held on own account		43,797	54,542	46,697

– held in respect of linked liabilities to customers under investment contracts		1,504	66,657	79,486

Derivative financial instruments	16	556,045	984,802	400,009

Loans and advances to banks	20, 22	52,944	47,707	54,514

Loans and advances to customers	21, 22	411,804	461,815	395,467

Available for sale financial investments		66,716	64,976	42,765

Reverse repurchase agreements and cash collateral on securities borrowed		144,978	130,354	139,955

Other assets		6,660	6,302	6,012

Current tax assets		384	389	808

Investments in associates and joint ventures		284	341	316

Goodwill		7,253	7,625	6,932

Intangible assets		2,479	2,777	1,200

Property, plant and equipment		4,138	4,674	2,991

Deferred tax assets		2,569	2,668	1,964

Assets of disposal group	33	66,392	-	-

Total assets		1,545,338	2,052,980	1,365,654

1	The notes on pages 61 to 92 form an integral part of this condensed consolidated interim financial information.

Barclays PLC – 2009 Interim Results	57

Consolidated Interim Balance Sheet (Unaudited)

Liabilities	Notes[1]	As at 30.06.09 £m	As at 31.12.08 £m	As at 30.06.08 £m
Deposits from banks		105,776	114,910	89,944

Items in the course of collection due to other banks		2,060	1,635	2,791

Customer accounts		319,101	335,505	319,281

Trading portfolio liabilities		44,737	59,474	56,040

Financial liabilities designated at fair value		64,521	76,892	86,162

Liabilities to customers under investment contracts		1,881	69,183	80,949

Derivative financial instruments	16	534,966	968,072	396,357

Debt securities in issue		142,263	149,567	115,739

Repurchase agreements and cash collateral on securities lent		175,077	182,285	146,895

Other liabilities		10,745	12,640	8,998

Current tax liabilities		1,068	1,216	1,532

Insurance contract liabilities, including unit-linked liabilities		2,032	2,152	3,679

Subordinated liabilities	23	25,269	29,842	21,583

Deferred tax liabilities		539	304	655

Provisions	24	481	535	624

Retirement benefit liabilities	25	1,523	1,357	1,603

Liabilities of disposal group	33	64,612	-	-
Total liabilities		1,496,651	2,005,569	1,332,832

Shareholders’ Equity

Called up share capital	26	2,757	2,093	1,642

Share premium account		7,282	4,045	72

Other reserves		1,693	2,793	(198)

Other equity		-	3,652	-

Retained earnings		26,121	24,208	20,965

Less: treasury shares		(154)	(173)	(192)

Shareholders’ equity excluding minority interests		37,699	36,618	22,289

Minority interests		10,988	10,793	10,533

Total shareholders’ equity		48,687	47,411	32,822

Total liabilities and shareholders’ equity		1,545,338	2,052,980	1,365,654

1	The notes on pages 61 to 92 form an integral part of this condensed consolidated interim financial information.

Barclays PLC – 2009 Interim Results	58

Consolidated Interim Statement of Changes in Equity (Unaudited)

Share Capital	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Balance as at beginning of period	2,093	1,642	1,651

Issue of new ordinary shares (including employee share schemes)	664	451	1

Repurchase of shares	-	-	(10)
Balance as at end of period	2,757	2,093	1,642

Share Premium
Balance as at beginning of period	4,045	72	56

Issue of new ordinary shares (including employee share schemes)	3,237	3,973	16
Balance as at end of period	7,282	4,045	72

Treasury Shares
Balance as at beginning of period	(173)	(192)	(260)

Transfers	49	162	275

Net purchase of treasury shares	(30)	(143)	(207)
Balance as at end of period	(154)	(173)	(192)

Retained Earnings
Balance as at beginning of period	24,208	20,965	20,970

Equity-settled share schemes	200	307	156

Transfers	(49)	(162)	(275)

Arising on issue of shares and warrants	-	1,410	-

Repurchase of shares	-	-	(173)

Dividends paid	-	(906)	(1,438)

Profit attributable to equity holders of the parent	1,888	2,664	1,718

Tax	9	(40)	(16)

Other	(135)	(30)	23
Balance as at end of period	26,121	24,208	20,965

Available for Sale Reserve
Balance as at beginning of period	(1,190)	(363)	154

Net gains / (losses) from changes in fair value	27	(1,106)	(630)

Net (losses) / gains transferred to net profit	563	198	(30)

Changes in insurance liabilities	(2)	(9)	26

Tax	(83)	90	117
Balance as at end of period	(685)	(1,190)	(363)

Cash Flow Hedging Reserve
Balance as at beginning of period	132	(419)	26

Net gains / (losses) from changes in fair value	212	819	(567)

Net (gains) / losses transferred to net profit	(21)	(31)	50

Tax	7	(237)	72
Balance as at end of period	330	132	(419)

Currency Translation Reserve
Balance as at beginning of period	2,840	(427)	(307)

Currency translation differences	(1,799)	2,605	(298)

Tax	(4)	662	178
Balance as at end of period	1,037	2,840	(427)

Capital Redemption, Other Capital and Equity Reserves
Balance as at beginning of period	4,663	1,011	1,001

Repurchase of shares	-	-	10

Conversion of Mandatorily Convertible Notes	(3,652)	3,652	-
Balance as at end of period	1,011	4,663	1,011
Total shareholders’ equity excluding minority interests	37,699	36,618	22,289

Minority Interests
Balance as at beginning of period	10,793	10,533	9,185

Dividend and other payments	(353)	(429)	(274)

Profit attributable to minority interests	450	489	416

Changes in shareholding in subsidiaries	-	4	1,345

Other	98	196	(139)
Balance as at end of period	10,988	10,793	10,533
Total shareholders’ equity	48,687	47,411	32,822

Total comprehensive income of £1,347m (31st December 2008: £6,532m, 30th June 2008: £804m) has been recognised in the statement of changes in equity.

Barclays PLC – 2009 Interim Results	59

Condensed Consolidated Interim Cash Flow Statement (Unaudited)

Reconciliation of Profit Before Tax to Net Cash Flows from Operating Activities	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m

Profit before tax from continuing operations	2,745	2,859	2,277

Adjustment for non-cash items	611	4,756	194

Changes in operating assets and liabilities	(4,775)	22,373	2,137

Tax paid	(673)	(649)	(755)
Net cash from operating activities	(2,092)	29,339	3,853

Net cash from investing activities	(8,376)	(9,536)	874

Net cash from financing activities	(1,380)	9,746	2,888

Effect of exchange rates on cash and cash equivalents	5,830	(5,605)	(413)

Net cash from discontinued operations	(1)	524	(238)
Net (decrease)/increase in cash and cash equivalents	(6,019)	24,468	6,964

Cash and cash equivalents at beginning of period	64,509	40,041	33,077
Cash and cash equivalents at end of period	58,490	64,509	40,041

The notes on pages 61 to 92 form an integral part of this condensed consolidated interim financial information.

Barclays PLC – 2009 Interim Results	60

Notes

1.	Net Interest Income

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Cash and balances with central banks	48	98	76

Available for sale investments	1,120	1,362	993

Loans and advances to banks	296	694	573

Loans and advances to customers	9,862	12,633	11,121

Other	461	(133)	593

Interest income	11,787	14,654	13,356

Deposits from banks	(324)	(1,120)	(1,069)

Customer accounts	(2,047)	(3,626)	(3,071)

Debt securities in issue	(2,113)	(2,824)	(3,086)

Subordinated liabilities	(868)	(776)	(573)

Other	(713)	(9)	(387)

Interest expense	(6,065)	(8,355)	(8,186)

Net interest income	5,722	6,299	5,170

Group net interest income increased 11% (£552m) to £5,722m (2008: £5,170m) reflecting strong balance sheet growth across the international businesses in Global Retail and Commercial Banking through acquisitions and expansion of the distribution network primarily in Barclaycard and Western Europe. This was partially offset by liability margin compression as a result of record low base rates impacting the UK deposit book.

2.	Net Fee and Commission Income

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Brokerage fees	43	30	26

Investment management fees	11	54	66

Banking and credit related fees and commissions	4,672	3,937	3,271

Foreign exchange commission	81	72	117

Fee and commission income	4,807	4,093	3,480

Fee and commission expense	(680)	(535)	(547)

Net fee and commission income	4,127	3,558	2,933

Net fee and commission income increased 41% (£1,194m) to £4,127m (2008: £2,933m). Banking and credit related fees and commissions increased 43% (£1,401m) to £4,672m (2008: £3,271m), primarily due to Barclays Capital’s strong performances in Investment Banking and Equities. Barclays Commercial Bank also experienced strong fee growth from debt and treasury products.

Barclays PLC – 2009 Interim Results	61

Notes

3.	Principal Transactions

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m

Net trading income	4,118	(431)	1,770

Net gain from disposal of available for sale assets	89	93	119

Dividend income	2	191	5

Net (loss)/gain from financial instruments designated at fair value	(133)	(92)	125

Other investment (loss)/income	(87)	143	96

Net investment (loss)/income	(129)	335	345

Principal transactions	3,989	(96)	2,115

Principal transactions increased 89% (£1,874m) to £3,989m (2008: £2,115m).

Net trading income increased 133% (£2,348m) to £4,118m (2008: £1,770m). The majority of the Group’s trading income arises in Barclays Capital and increased 117% on 2008 reflecting very strong performance in underlying businesses. This strong underlying performance more than absorbed gross credit market losses of £3,507m (2008: £2,225m) and losses relating to own credit of £893m (2008: £852m gain).

Net investment income decreased 137% (£474m) to a loss of £129m (2008: gain of £345m) driven by realised losses in a commercial real estate equity investment and losses in the principal investments business within Barclays Capital.

4.	Net Premiums from Insurance Contracts

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Gross premiums from insurance contracts	628	545	593

Premiums ceded to reinsurers	(26)	(23)	(25)

Net premiums from insurance contracts	602	522	568

Net premiums from insurance contracts increased 6% (£34m) to £602m (2008: £568m) primarily reflecting expansion in GRCB – Western Europe partially offset by the impact of the sale of the closed life assurance business in the second half of 2008.

5.	Other Income

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Increase/(decrease) in fair value of assets held in respect of linked liabilities to customers under investment contracts	101	(648)	(571)

(Increase)/decrease in liabilities to customers under investment contracts	(101)	648	571

Property rentals	42	36	37

Other income	1,257	174	120

	1,299	210	157

Other income includes gains of £1,127m (2008: £nil) relating to the Upper Tier 2 perpetual debt extinguishment and its corresponding hedge. Additionally £83m (2008: £7m) relates to the repurchase of own debt in Barclays Commercial Bank.

Barclays PLC – 2009 Interim Results	62

Notes

6.	Net Claims and Benefits Incurred Under Insurance Contracts

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Gross claims and benefits incurred under insurance contracts	432	157	106

Reinsurers’ share of claims incurred	(11)	(21)	(5)

Net claims and benefits incurred under insurance contracts	421	136	101

Net claims and benefits incurred under insurance contracts increased 317% (£320m) to £421m (2008: £101m) reflecting the expansion in GRCB – Western Europe.

7.     Impairment Charges and Other Credit Provisions

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Impairment charges on loans and advances	3,870	2,651	1,933

Charges in respect of undrawn facilities and guarantees	33	1	328

Impairment charges on loans and advances	3,903	2,652	2,261

Impairment charges on reverse repurchase agreements	3	21	103

Impairment charges on available for sale assets	650	298	84

Impairment charges and other credit provisions	4,556	2,971	2,448

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures included above:
	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Impairment charges on loans and advances	706	555	663

Charges in respect of undrawn facilities and guarantees	-	(23)	322

Impairment charges on loans and advances and other credit provisions on ABS CDO Super Senior and other credit market exposures	706	532	985

Impairment charges on reverse repurchase agreements	-	1	53

Impairment charges on available for sale assets	464	122	70

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures	1,170	655	1,108

Barclays PLC – 2009 Interim Results	63

Notes

8.	Operating Expenses

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Staff costs	4,815	3,669	3,535

Administrative expenses	2,299	2,591	2,200

Depreciation	379	343	263

Impairment loss - property and equipment and intangible assets	5	-	30

Operating lease rentals	333	286	234

Gain on property disposals	(9)	(28)	(120)

Amortisation of intangible assets	228	189	87

Impairment of goodwill	1	112	-

Operating expenses	8,051	7,162	6,229

Operating expenses increased 29% (£1,822m) to £8,051m (£6,229m). The increase was driven by a 36% increase (£1,280m) in staff costs to £4,815m (2008: £3,535m).

Administrative expenses grew 5% (£99m) to £2,299m (2008:£2,200m) reflecting the impact of acquisitions made in the course of 2008, the costs of servicing an expanded distribution network across Global Retail and Commercial Banking, and expenses relating to the Financial Services Compensation Scheme.

Operating expenses increased due to a £111m decrease in gains from sale of property to £9m (2008: £120m) as the Group wound down its sale and lease back of freehold property programme.

Amortisation of intangibles increased £141m to £228m (2008: £87m) primarily related to the intangible assets arising from the acquisition of the Lehman Brothers North American businesess.

Staff Costs

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Salaries and accrued incentive payments	3,813	2,906	2,881

Social security costs	303	207	237

Pension costs

– defined contribution plans	117	144	77

– defined benefit plans	183	46	43

Other post retirement benefits	7	(14)	15

Other	392	380	282

Staff costs	4,815	3,669	3,535

Staff costs increased 36% (£1,280m) to £4,815m (2008: £3,535m) driven by a 32% increase in salaries and accrued incentive payments, primarily in Barclays Capital reflecting the inclusion of the acquired Lehman Brothers North American businesses and in year hiring.

Defined benefit plan pension costs increased £140m to £183m (2008: £43m) primarily due to lower expected return on assets.

Barclays PLC – 2009 Interim Results	64

Notes

8.	Operating Expenses (continued)

Staff Numbers

	As at 30.06.09	As at 31.12.08	As at 30.06.08
UK Retail Banking	31,400	32,600	32,600

Barclays Commercial Bank	9,200	9,500	9,500

Barclaycard	10,400	10,600	10,400

GRCB - Western Europe	11,300	11,800	9,400

GRCB - Emerging Markets	18,300	20,100	18,600

GRCB - Absa	33,700	35,800	37,900

Barclays Capital[1]	21,900	23,100	16,300

Barclays Wealth	7,500	7,900	7,300

Head Office Functions and Other Operations	1,500	1,400	900

Total Group permanent and fixed term contract staff worldwide	145,200	152,800	142,900

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and fixed term contract staff comprised 57,300 (31st December 2008: 59,600) in the UK and 87,900 (31st December 2008: 93,200) internationally.

UK Retail Banking staff numbers decreased 1,200 to 31,400 (31st December 2008: 32,600) reflecting active cost management.

Barclays Commercial Bank staff numbers decreased 300 to 9,200 (31st December 2008: 9,500) reflecting tightly managed staff costs, partly offset by the expansion of offshore support operations.

Barclaycard staff numbers decreased 200 to 10,400 (31st December 2008: 10,600) reflecting lower staff numbers in Absa card.

GRCB - Western Europe staff numbers decreased 500 to 11,300 (31st December 2008: 11,800) primarily due to restructuring within Spain and Russia.

GRCB - Emerging Markets staff numbers decreased 1,800 to 18,300 (31st December 2008: 20,100) driven by productivity improvements and effective sales management.

GRCB - Absa staff numbers decreased 2,100 to 33,700 (31st December 2008: 35,800), reflecting restructuring and a freeze on recruitment.

Barclays Capital staff numbers decreased 1,200 to 21,900 (31st December 2008: 23,100) as a result of reductions across the business, which more than offset recruitment.

Barclays Wealth staff numbers decreased 400 to 7,500 (31st December 2008: 7,900) reflecting active cost management.

1	Excludes 1,400 employees as of 30th June 2009, (31st December 2008: Nil; 30th June 2008: Nil) of a consolidated entity held for investment purposes.

Barclays PLC – 2009 Interim Results	65

Notes

9.	Share of Post-Tax Results of Associates and Joint Ventures

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Profit/(loss) from associates	8	(1)	23

Profit/(loss) from joint ventures	5	(8)	-

Share of post-tax results of associates and joint ventures	13	(9)	23

10. Profit on Disposal of Subsidiaries, Associates and Joint Ventures

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Profit on disposal of subsidiaries, associates and joint ventures	21	327	-

The gain in the period is mainly due to a gain on the part disposal of GRCB Emerging Markets Botswana business.

11.	Tax

The tax charge for continuing operations for the first half of 2009 was £532m (2008: £465m) representing a tax rate of 19.4% (2008: 20.4%). The tax charges for both periods are lower than the UK tax rate of 28% (2008: 28.5%) because of non taxable gains and income, different tax rates which are applied to the profits outside of the UK, disallowed expenditure and the release of prior year provisions.

Tax charges/(credits) relating to each component of other comprehensive income were as follows:

	Half Year Ended 30.06.09			Half Year Ended 31.12.08			Half Year Ended 30.06.08
	Before Tax Amount £m	Tax £m	Net of Tax Amount £m	Before Tax Amount £m	Tax £m	Net of Tax Amount £m	Before Tax Amount £m	Tax £m	Net of Tax Amount £m
Currency translation differences	(1,522)	(4)	(1,526)	2,791	662	3,453	(517)	178	(339)

Available for sale	565	(80)	485	(904)	90	(814)	(657)	117	(540)

Cash flow hedge	167	14	181	949	(285)	664	(573)	91	(482)

Other	(20)	26	6	(27)	15	(12)	22	(17)	5

Other comprehensive income	(810)	(44)	(854)	2,809	482	3,291	(1,725)	369	(1,356)

Barclays PLC – 2009 Interim Results	66

Notes

12.	Profit Attributable to Minority Interests

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Absa Group Limited	131	169	149

Preference shares	245	223	167

Reserve capital instruments	59	53	47

Upper Tier 2 instruments	4	6	6

Barclays Global Investors minority interests	10	9	8

Other minority interests	1	29	39

Profit attributable to minority interests	450	489	416

13. Earnings Per Share

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Profit attributable to equity holders of the parent from continuing operations	1,769	2,390	1,415

Dilutive impact of convertible options	(7)	(19)	-

Profit attributable to equity holders of the parent from continuing operations including dilutive impact of convertible options	1,762	2,371	1,415

Profit attributable to equity holders of the parent from discontinued operations	119	274	303

Dilutive impact of convertible options	(2)	(3)	(2)

Profit attributable to equity holders of the parent from discontinued operations including dilutive impact of convertible options	117	271	301

Basic weighted average number of shares in issue	10,784m	8,248m	6,369m

Number of potential ordinary shares[1]	200m	193m	191m

Diluted weighted average number of shares	10,984m	8,441m	6,560m

Basic earnings per ordinary share from continuing operations	16.4p	29.0p	22.2p

Diluted earnings per ordinary share from continuing operations	16.0p	28.1p	21.6p

Basic earnings per ordinary share from discontinued operations	1.1p	3.3p	4.8p

Diluted earnings per ordinary share from discontinued operations	1.1p	3.2p	4.6p

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the weighted average number of shares excluding own shares held in employee benefit trusts and shares held for trading.

The basic and diluted weighted average number of shares in issue in the period ended 30th June 2009 reflected the full impact of the 1,802 million shares issued during 2008 and the 2,642 million shares that were issued following conversion in full of the Mandatorily Convertible Notes.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within Absa Group Limited and Barclays Global Investors UK Holdings Limited. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 200 million (2008: 191 million).

1	Potential ordinary shares reflect the dilutive impact of share options outstanding.

Barclays PLC – 2009 Interim Results	67

Notes

14.	Dividends on Ordinary Shares

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m

Final dividend	-	-	1,438

Interim dividend	-	906	-

Final dividend	-	-	22.5p

Interim dividend	-	11.5p	-

15.	Acquisitions

The initial accounting for the acquisition of the North American businesses of Lehman Brothers remains provisional. If material revisions to fair values result from the conclusion of the acquisition process, they will be recognised as an adjustment to the initial accounting up until the date the initial accounting is determined to be complete. Any such adjustments must be effected within 12 months of the acquisition date of 22nd September 2008 and would result in a restatement of the 2008 income statement and balance sheet. Any revisions that occur after the initial accounting is complete would be reflected in current period profit and loss.

Approximately £2.2bn of the assets acquired as part of the acquisition had not been received by 30th June 2009. This amount is largely comprised of margin and collateral attributable to the acquired businesses and cash and securities receivable under the terms of the acquisition. Approximately £1.8bn of these assets were recognised as part of the initial accounting for the acquisition and are included in the balance sheet as at 30th June 2009. In addition, in connection with the acquisition of Lehman’s Private Investment Management (PIM) business, Barclays has chosen to make available to former PIM customers certain cash balances and securities that remain to be transferred to them by the Trustee for Lehman Brothers Inc (LBI). This has resulted in the recognition of a receivable from the LBI bankruptcy estate of approximately £700m as at 30th June 2009. The recovery of these assets is the subject of continuing discussions with the relevant bankruptcy estates and trustees.

Barclays PLC – 2009 Interim Results	68

Notes

16.	Derivative Financial Instruments

Derivatives Held for Trading – As at 30.06.09 Fair Value	Contract Notional Amount £m	Assets £m	Liabilities £m

Foreign exchange derivatives	2,977,014	59,809	(62,763)

Interest rate derivatives	32,858,470	336,997	(323,103)

Credit derivatives	2,189,217	97,537	(85,911)

Equity and stock index and commodity derivatives	1,091,218	60,139	(61,431)

Total derivative assets/(liabilities) held for trading	39,115,919	554,482	(533,208)

Derivatives in Hedge Accounting Relationships

Derivatives designated as cash flow hedges	65,696	613	(1,046)

Derivatives designated as fair value hedges	46,061	748	(448)

Derivatives designated as hedges of net investments	4,966	202	(264)

Total derivative assets/(liabilities) designated in hedge accounting relationships	116,723	1,563	(1,758)

Total recognised derivative assets/(liabilities)	39,232,642	556,045	(534,966)

Derivatives Held for Trading – As at 31.12.08 Fair Value

Foreign exchange derivatives	2,639,133	107,113	(113,818)

Interest rate derivatives	37,875,235	613,257	(605,521)

Credit derivatives	4,129,244	184,072	(170,011)

Equity and stock index and commodity derivatives	1,097,170	77,554	(74,721)

Total derivative assets/(liabilities) held for trading	45,740,782	981,996	(964,071)

Derivatives in Hedge Accounting Relationships

Derivatives designated as cash flow hedges	83,554	1,322	(1,790)

Derivatives designated as fair value hedges	35,702	1,459	(572)

Derivatives designated as hedges of net investments	5,694	25	(1,639)

Total derivative assets/(liabilities) designated in hedge accounting relationships	124,950	2,806	(4,001)

Total recognised derivative assets/(liabilities)	45,865,732	984,802	(968,072)

Derivatives Held for Trading – As at 30.06.08 Fair Value

Foreign exchange derivatives	2,602,857	40,424	(39,440)

Interest rate derivatives	29,385,311	203,890	(204,137)

Credit derivatives	2,417,896	73,273	(67,675)

Equity and stock index and commodity derivatives	1,261,136	81,577	(83,988)

Total derivative assets/(liabilities) held for trading	35,667,200	399,164	(395,240)

Derivatives in Hedge Accounting Relationships

Derivatives designated as cash flow hedges	45,180	176	(448)

Derivatives designated as fair value hedges	22,623	560	(371)

Derivatives designated as hedges of net investments	8,530	109	(298)

Total derivative assets/(liabilities) designated in hedge accounting relationships	76,333	845	(1,117)

Total recognised derivative assets/(liabilities)	35,743,533	400,009	(396,357)

Barclays PLC – 2009 Interim Results	69

Notes

16.	Derivative Financial Instruments (continued)

The £428,757m decrease (2008: increase of £584,793m) in the gross derivative assets has been predominantly driven by movements in market rates and initiatives to reduce the derivative balance.

Derivative assets and liabilities would be £506,774m (31 December 2008: £917,074m) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral.

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivatives – As at 30.06.09	Gross Assets £m	Counterparty Netting £m	Net Exposure £m

Foreign Exchange	60,225	53,273	6,952

Interest Rate	338,090	290,806	47,284

Credit derivatives	97,537	82,150	15,387

Equity and stock index	21,553	15,911	5,642

Commodity derivatives	38,640	30,248	8,392

	556,045	472,388	83,657

Total cash collateral held			34,386

Net exposure less cash collateral			49,271

Derivatives – As at 31.12.08

Foreign Exchange	107,730	91,572	16,158

Interest Rate	615,321	558,985	56,336

Credit derivatives	184,072	155,599	28,473

Equity and stock index	28,684	20,110	8,574

Commodity derivatives	48,995	35,903	13,092

	984,802	862,169	122,633

Total cash collateral held			54,905

Net exposure less cash collateral			67,728

Derivatives – As at 30.06.08

Foreign Exchange	40,773	30,694	10,079

Interest Rate	204,304	175,462	28,842

Credit derivatives	73,273	62,172	11,101

Equity and stock index	12,089	11,699	390

Commodity derivatives	69,570	60,503	9,067

	400,009	340,530	59,479

Total cash collateral held			18,104

Net exposure less cash collateral			41,375

Barclays PLC – 2009 Interim Results	70

Notes

17.	Fair Value Measurement of Financial Instruments

Financial Assets and Liabilities Recognised and Measured at Fair Value Analysed by Valuation Technique

Financial instruments with a fair value based on observable inputs include valuations determined by unadjusted quoted prices in an active market and market standard pricing models that use observable inputs.

Financial instruments whose fair value is determined, at least in part, using unobservable inputs are further categorised into Vanilla and Exotic products as follows:

•	Vanilla products are valued using simple models such as discounted cashflow or Black Scholes models

•	Exotic products are over-the-counter products that are relatively bespoke, not commonly traded in the markets, and their valuation comes from sophisticated mathematical models

The table below shows Barclays financial assets and liabilities that are recognised and measured at fair value analysed by valuation technique:

	Valuations Based on Observable Inputs	Valuations Based on Unobservable Inputs
30th June 2009	Total £m	Vanilla Products £m	Exotic Products £m	Total £m	Total £m

Trading portfolio assets	145,228	8,663	82	8,745	153,973

Financial assets designated at fair value

– held on own account	30,826	12,953	18	12,971	43,797

– held in respect of linked liabilities to customers under investment contracts	1,504	-	-	-	1,504

Derivative financial assets	538,619	14,456	2,970	17,426	556,045

Available for sale assets	65,587	1,129	-	1,129	66,716

Assets of disposal group	61,854	-	-	-	61,854

Total Assets	843,618	37,201	3,070	40,271	883,889

Trading portfolio liabilities	(44,657)	(80)	-	(80)	(44,737)

Financial liabilities designated at fair value	(58,888)	(519)	(5,114)	(5,633)	(64,521)

Liabilities to customers under investment contracts	(1,881)	-	-	-	(1,881)

Derivative financial liabilities	(525,152)	(7,507)	(2,307)	(9,814)	(534,966)

Liabilities of disposal group	(64,158)	-	-	-	(64,158)

Total Liabilities	(694,736)	(8,106)	(7,421)	(15,527)	(710,263)

31st December 2008

Trading portfolio assets	174,168	11,469	-	11,469	185,637

Financial assets designated at fair value

– held on own account	37,618	16,559	365	16,924	54,542

– held in respect of linked liabilities to customers under investment contracts	66,657	-	-	-	66,657

Derivative financial assets	970,028	12,436	2,338	14,774	984,802

Available for sale assets	63,149	1,827	-	1,827	64,976

Total Assets	1,311,620	42,291	2,703	44,994	1,356,614

Trading portfolio liabilities	(59,436)	(38)	-	(38)	(59,474)

Financial liabilities designated at fair value	(71,044)	(290)	(5,558)	(5,848)	(76,892)

Liabilities to customers under investment contracts	(69,183)	-	-	-	(69,183)

Derivative financial liabilities	(959,518)	(6,151)	(2,403)	(8,554)	(968,072)

Total Liabilities	(1,159,181)	(6,479)	(7,961)	(14,440)	(1,173,621)

Barclays PLC – 2009 Interim Results	71

Notes

17.	Fair Value Measurement of Financial Instruments (continued)

Of the total assets of £883,889m measured at fair value, £40,271m or 5% (£44,994m or 3% as at 31st December 2008) were valued using models with unobservable inputs.

Valuations based on unobservable inputs primarily relate to asset backed securities (commercial and residential mortgage), loans and related derivatives; monoline counterparty, fund-linked and other structured and long dated derivatives (including those embedded in structured notes); and private equity and principal investments. The value of those assets measured using unobservable inputs decreased by £4,723m to £40,271m as at 30th June 2009. The decrease is attributable to declines in valuations of Commercial Real Estate loans and the strengthening of Sterling.

As part of our risk management processes, we apply stress tests on the significant unobservable parameters to generate a range of potentially possible alternative valuations. The results of the most recent stress test showed a potential to increase the fair values by up to £2,380m (31st December 2008: £2,395m) or to decrease the fair values by up to £3,043m (31st December 2008: £2,991m) with substantially all the potential effect being recorded in profit or loss rather than equity.

Unrecognised gains due to unobservable valuation inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on intitial recognition, less amounts subsequently recognised, was as follows:

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m

Opening balance	128	172

Additions	20	(2)

Amortisation and releases	(38)	(42)

Closing balance	110	128

Barclays PLC – 2009 Interim Results	72

Notes

18.	Reclassification of Financial Assets Held for Trading

On 16th December 2008 the Group reclassified certain financial assets originally classified as held for trading that were no longer held for the purpose of selling or repurchasing in the near term out of fair value through profit or loss to loans and receivables. At the time of transfer, the Group identified rare circumstances permitting such a reclassification, being severe illiquidity in the relevant market.

The following table shows carrying values and fair values of the assets reclassified at 16th December 2008.

	As at 30.06.09		As at 31.12.08
	Carrying Value As at £m	Fair Value As at £m	Carrying Value As at £m	Fair Value As at £m

Trading assets reclassified to loans and receivables	3,076	3,025	3,986	3,984

As at the date of reclassification, the effective interest rates on reclassified trading assets ranged from 0.18% to 9.29% with undiscounted interest and principal cash flows of £7.4bn.

If the reclassifications had not been made, the Group’s income statement to June 2009 would have included unrealised fair value losses on the reclassified trading assets of £42m (31st December 2008: £2m).

After reclassification, the reclassified financial assets contributed the following amounts to the June 2009 income before income taxes.

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m

Net interest income	79	4

Provision for credit losses	-	-

Income before income taxes on reclassified trading assets	79	4

The amount reclassified into loans and receivables has fallen from £4.0bn to £3.1bn, primarily as a result of paydowns and maturities of the underlying securities. No impairment has been identified on these securities and no additional securities have been reclassified during 2009.

Prior to reclassification in 2008, £144m of unrealised fair value losses on the reclassified trading assets were recognised in the consolidated income statement.

Barclays PLC – 2009 Interim Results	73

Notes

19.	Barclays Capital Credit Market Exposures

Barclays Capital’s credit market exposures primarily relate to US commercial mortgages, residential mortgages and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include both significant positions subject to fair value movements in the profit and loss account and positions that are classified as loans and advances and as available for sale.

The exposures are set out by asset class below:

US Residential Mortgages	As at 30.06.09 £m	As at 31.12.08 £m

ABS CDO Super Senior	2,255	3,104

Other US sub-prime	1,747	3,441

Alt-A	2,277	4,288

Monoline wrapped US RMBS	1,272	1,639

Commercial Mortgages

Commercial real estate	8,728	11,578

Commercial mortgage-backed securities	580	735

Monoline wrapped CMBS	1,567	1,854

Other Credit Market

Leveraged Finance	6,928	10,391

SIVs and SIV -Lites	585	963

CDPCs	84	150

Monoline wrapped CLO and other	4,497	4,939

During the period ended 30th June 2009, these exposures have been reduced by net sales and paydowns of £6,252m, including a £3,056m sale of leveraged finance exposure which was repaid at par, £1,448m of Alt-A and £865m of sub-prime exposure. Exposure reductions were impacted as the US Dollar and the Euro both depreciated 11% relative to Sterling.

Barclays PLC – 2009 Interim Results	74

Notes

20.	Loans and Advances to Banks

By Geographical Area	As at 30.06.09 £m	As at 31.12.08 £m	As at 30.06.08 £m

United Kingdom	11,117	7,532	9,840

Other European Union	15,051	12,600	16,175

United States	15,568	13,616	16,346

Africa	2,755	2,189	3,409

Rest of the World	8,511	11,821	8,749

	53,002	47,758	54,519

Less: Allowance for impairment	(58)	(51)	(5)

Total loans and advances to banks	52,944	47,707	54,514

Loans and advances to banks included £8,381m (31st December 2008: £3,375m; 30th June 2008: £9,236m) of settlement balances and £7,817m (31st December 2008: £15,889m; 30th June 2008: £16,430m) of cash collateral balances.

21. Loans and Advances to Customers

	As at 30.06.09 £m	As at 31.12.08 £m	As at 30.06.08 £m

Retail business	200,552	201,588	175,397

Wholesale and corporate business	220,030	266,750	224,941

	420,582	468,338	400,338

Less: Allowances for impairment	(8,778)	(6,523)	(4,871)

Total loans and advances to customers	411,804	461,815	395,467

Loans and advances to customers included £26,933m (31st December 2008: £26,411m; 30th June 2008: £30,140m) of settlement balances and £18,777m (31st December 2008: £33,743m; 30th June 2008: £17,901m) of cash collateral balances.

Barclays PLC – 2009 Interim Results	75

Notes

22.	Allowance for Impairment on Loans and Advances

	As at 30.06.09 £m	As at 31.12.08 £m	As at 30.06.08 £m

At beginning of period	6,574	4,876	3,772

Acquisitions and disposals	70	210	97

Exchange and other adjustments	(361)	817	(26)

Unwind of discount	(95)	(72)	(63)

Amounts written off	(1,279)	(2,008)	(911)

Recoveries	57	100	74

Amounts charged against profit	3,870	2,651	1,933

At end of period	8,836	6,574	4,876

Allowance

United Kingdom	3,461	2,947	2,785

Other European Union	1,547	963	449

United States	2,184	1,561	1,007

Africa	1,129	857	552

Rest of the World	515	246	83

At end of period	8,836	6,574	4,876

Amounts Charged Against Profit

New and Increased Impairment Allowances

United Kingdom	1,580	1,162	998

Other European Union	890	483	176

United States	943	772	757

Africa	457	319	207

Rest of the World	333	184	58

	4,203	2,920	2,196

Less: Releases of Impairment Allowance

United Kingdom	(96)	(94)	(118)

Other European Union	(129)	(24)	(44)

United States	(10)	(1)	(8)

Africa	(13)	(23)	(13)

Rest of the World	(28)	(27)	(6)

	(276)	(169)	(189)

Less: Recoveries

United Kingdom	(31)	(70)	(61)

Other European Union	(8)	(5)	1

United States	-	(1)	-

Africa	(17)	(23)	(13)

Rest of the World	(1)	(1)	(1)

	(57)	(100)	(74)

Total amounts charged against profit	3,870	2,651	1,933

Barclays PLC – 2009 Interim Results	76

Notes

23.	Subordinated Liabilities – Dated

	As at 30.06.09 £m	As at 31.12.08 £m	As at 30.06.08 £m

Opening balance	16,169	13,255	11,519

Issuances	2,952	16	1,606

Redemptions	(285)	(712)	(195)

Other	(1,864)	3,610	325

Closing balance	16,972	16,169	13,255

Issuances

6% Fixed Rate Subordinated Notes due 2018 (€1.75bn)	-	-	1,303

CMS-Linked Subordinated Notes due 2018 (€100m)	-	-	75

CMS-Linked Subordinated Notes due 2018 (€135m)	-	-	105

Subordinated Unsecured Fixed Rate Capital Notes 2015 (BWP 90m)	-	-	8

Subordinated Callable Notes 2018 (ZAR 1,525m)	-	-	115

Fixed/Floating Rate Callable Subordinated Floating Rate Notes 2015 (KES 2bn)	-	16	-

10% Fixed Rate Subordinated Notes 2021 (GBP 1,961m)	1,961	-	-

10.179% Fixed Rate Subordinated Notes 2021 (USD 1,249m)	756	-	-

Subordinated Callable Notes (6% Real Yield) 2019 (R 3,000m)	235	-	-

	2,952	16	1,606

Redemptions

5.5% Subordinated Notes 2013 (DM 500m)	-	-	(195)

Floating Rate Subordinated Step-up Callable Notes 2013 (Yen 5,500m)	-	(26)	-

Floating Rate Subordinated Notes 2013 (USD1,000m)	-	(569)	-

Floating Rate Subordinated Notes 2013 (AU$150m)	-	(70)	-

5.93% Subordinated Notes 2013 (AU$100m)	-	(47)	-

Subordinated Fixed to CMS-Linked 2009 (EUR31m)	(30)	-	-

14.25% Subordinated Callable Notes 2014 (R 3,100m)	(243)	-	-

Redeemable cumulative option-holding preference shares 2009 (R 152m)[1]	(12)	-	-

	(285)	(712)	(195)

1

The preference shares redeemed included an embedded option to convert to ordinary shares in Absa at an agreed price. Absa agreed to repurchase 73,006,000 of the outstanding options at redemption date. The repurchase of these options resulted in a movement to other retained earnings.

Barclays PLC – 2009 Interim Results	77

Notes

23.	Subordinated Liabilities – Undated

	As at 30.06.09 £m	As at 31.12.08 £m	As at 30.06.08 £m

Opening balance	13,673	8,328	6,631

Issuances	-	2,131	2,010

Redemptions	(3,507)	-	(300)

Other	(1,869)	3,214	(13)

Closing balance	8,297	13,673	8,328

Issuances

8.25% Undated Subordinated Notes (£1,000m)	-	-	1,000

7.7% Undated Subordinated Notes (US$2bn)	-	-	1,010

14% Step-up Callable Perpetual RCIs (£3,000m)	-	2,131	-

	-	2,131	2,010

Redemptions

9.875% Undated Subordinated Notes(£300m)	-	-	(300)

9% Permanent Interest Bearing Capital Bonds (£100m)	(60)	-	-

9.25% Perpetual Sub Notes (ex Woolwich) (£150m)	(75)	-	-

6.875% Undated Subordinated Notes (£650m)	(515)	-	-

6.375% Undated Subordinated Notes (£465m)	(332)	-	-

7.125% Undated Subordinated Notes (£525m)	(367)	-	-

6.125% Undated Subordinated Notes (£550m)	(354)	-	-

8.25% Undated Subordinated Notes (£1,000m)	(860)	-	-

7.7% Undated Subordinated Notes (USD2bn)	(944)	-	-

	(3,507)	-	(300)

24. Provisions

	As at 30.06.09 £m	As at 31.12.08 £m	As at 30.06.08 £m

Redundancy and restructuring	110	118	87

Undrawn contractually committed facilities and guarantees	116	109	266

Onerous contracts	40	50	55

Sundry provisions	215	258	216

	481	535	624

Barclays PLC – 2009 Interim Results	78

Notes

25.	Retirement Benefit Liabilities

The Group’s IAS 19 pension deficit across all schemes as at 30th June 2009 was £3,910m (31st December 2008: £1,287m; 30th June 2008: surplus of £141m). There are net recognised liabilities of £1,458m (31st December 2008: £1,292m; 30th June 2008: £1,567m) and unrecognised actuarial losses of £2,452m (31st December 2008: gain of £5m; 30th June 2008: gain of £1,708m). The net recognised liabilities comprised retirement benefit liabilities of £1,523m (31st December 2008: £1,357m; 30th June 2008: £1,603m) and assets of £65m (31st December 2008: £65m; 30th June 2008: £36m).

The Group’s IAS 19 pension deficit in respect of the main UK Scheme as at 30th June 2009 was £3,510m (31st December 2008: deficit of £858m, 30th June 2008: surplus of £439m). The most significant reason for this change was the decrease in AA long-term corporate bond yields which resulted in a lower discount rate of 6.42% (31st December 2008: 6.75%; 30th June 2008: 6.70%) and an increase in the inflation assumption to 3.75% (31st December 2008: 3.16%; 30th June 2008: 4.06%), both of which increased the liabilities.

26.	Share Capital

Called Up and Authorised Share Capital

Called up share capital comprises 11,028 million (31st December 2008: 8,372 million) ordinary shares of 25p each.

The authorised share capital of Barclays PLC is £5,290m, US$77.5m, €40m and ¥4,000m (31st December 2008: £3,540m, US$77.5m, €40m and ¥4,000m) comprising 20,996 million (31st December 2008: 13,996 million) ordinary shares of 25p each, 0.4 million (31st December 2008: 0.4 million) Sterling preference shares of £100 each, 0.4 million (31st December 2008: 0.4 million) US Dollar preference shares of $100 each, 150 million (31st December 2008: 150 million) US Dollar preference shares of $0.25 each, 0.4 million (31st December 2008: 0.4 million) Euro preference shares of €100 each, 0.4 million (31st December 2008: 0.4 million) Yen preference shares of ¥10,000 each and 1 million (31st December 2008: 1 million) staff shares of £1 each.

Conversion of Mandatorily Convertible Notes

The Mandatorily Convertible Notes (MCNs), issued by Barclays Bank PLC on 27th November 2008, were converted into 2,642m ordinary shares in Barclays PLC by 30th June 2009 at the conversion price of £1.53276. £661m was credited to share capital and the remaining £3,221m (net of issuance costs) was credited to the share premium account.

Barclays PLC – 2009 Interim Results	79

Notes

27.	Contingent Liabilities and Commitments

	As at 30.06.09 £m	As at 31.12.08 £m	As at 30.06.08 £m

Acceptances and endorsements	312	585	473

Guarantees and letters of credit pledged as collateral security	13,056	15,652	14,023

Securities lending arrangements	31,639	38,290	37,416

Other contingent liabilities	9,773	11,783	9,804

Contingent liabilities	54,780	66,310	61,716

Documentary credits and other short-term trade related transactions	620	859	843

Undrawn Note Issuance and Revolving Underwriting Facilities

Forward asset purchases and forward deposits placed	53	291	204

Standby facilities, credit lines and other	204,341	259,666	209,512

Commitments	205,014	260,816	210,559

The Group facilitates securities lending arrangements for its investment management clients whereby securities held by funds are lent to third parties. The borrowers provide the funds with collateral in the form of cash or other assets equal to at least 100% of the securities lent plus a margin of between 2% and 8%. Over the period of the loan, the funds may make margin calls to the extent that the collateral is less than the market value of the securities lent. Amounts disclosed above represent the total market value of the lent securities at 30th June 2009. The market value of collateral held by the funds was £32,673m (31st December 2008: £39,690m).

Several standby facilities and credit lines were withdrawn on closed accounts during the six months to 30th June 2009.

28.	Legal Proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 19th March 2007, the United States Court of Appeals for the Fifth Circuit issued a decision that the case could not proceed against Barclays as a class action because the plaintiffs had not alleged a proper claim against Barclays. On 22nd January 2008, the United States Supreme Court denied the plaintiffs’ request for review of the Fifth Circuit’s 19th March 2007 decision. On 5th March 2009, the District Court granted summary judgment in Barclays favour in relation to the plaintiffs’ claims against Barclays. The District Court also denied the plaintiffs’ request to amend the complaint to assert revised claims against Barclays on behalf of the class. The plaintiffs’ time in which to file an appeal regarding the District Court’s 5th March 2009 decision has not yet expired. Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Like other UK financial services institutions, the Group faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the Unfair Terms in Consumer Contracts Regulations 1999 (UTCCR) or are unenforceable penalties or both. In July 2007, by agreement with all parties, the OFT commenced proceedings against seven banks and one building society, including Barclays, to resolve the matter by way of a “test case” process. Preliminary issues hearings took place in January, July and December 2008 with judgments handed down in April and October 2008 and January 2009 (a further judgment not concerning Barclays terms). As to current terms, in April 2008 the Court held in favour of the banks on the issue of the penalty doctrine. The OFT did not appeal that decision. In the same judgment the Court held in favour of the OFT on the issue of the applicability of the UTCCR. The banks appealed that decision. As to past terms, in a judgment on 8th October 2008, the Court held that Barclays historic terms, including those of Woolwich, were not capable of being penalties. The OFT indicated at the January 2009 hearing that it was not seeking permission to appeal the Court’s findings in relation to the applicability of the penalty doctrine to historic terms. Accordingly, it is now clear that no declarations have or will be made against Barclays that any of its unauthorised overdraft terms considered in the test case are capable of constituting unenforceable penalties and that the OFT will not pursue this aspect of the test case further.

Barclays PLC – 2009 Interim Results	80

Notes

The proceedings have since concentrated exclusively on UTCCR issues. The banks’ appeal against the decision in relation to the applicability of the UTCCR (to current and historic terms) was heard in late October 2008 and dismissed by the Court of Appeal’s judgment of 26th February 2009. Subsequently, the banks were granted leave to appeal to the House of Lords which heard the banks’ appeal on 23rd-25th June 2009 with judgment reserved. It is not clear yet when the House of Lords’ ruling will become available. If the banks’ appeal is upheld the test case should be at an end. If it is dismissed then it is likely that the proceedings will still take a significant period of time to conclude. Pending resolution of the test case process, existing and new claims in the County Courts remain stayed, and there is an FSA waiver of the complaints handling process (which is reviewable in December 2009) and a standstill of Financial Ombudsman Service decisions. The Group is defending the test case vigorously. It is not practicable to estimate the Group’s possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

29.	Competition and Regulatory Matters

The scale of regulatory change remains challenging and the global financial crisis is resulting in a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in the legal framework, policies and regulatory action cannot currently be fully predicted and are beyond the Group’s control, but, especially in the area of banking regulation, are likely to have an impact on the Group’s businesses and earnings.

The market for payment protection insurance (PPI) has been under scrutiny by the UK competition authorities and financial services regulators. In September 2005, the OFT received a super-complaint from the Citizens Advice Bureau relating to PPI. As a result, the OFT commenced a market study on PPI in April 2006. In October 2006 the OFT announced the outcome of the market study and the OFT referred the PPI market to the UK Competition Commission (CC) for an in-depth inquiry in February 2007. In June 2008, the CC published its provisional findings. The CC published its final report into the PPI market on 29th January 2009. The CC’s conclusion is that the businesses which offer PPI alongside credit face little or no competition when selling PPI to their credit customers. The CC has set out a package of measures which it considers will introduce competition into the market (the Remedies). The Remedies, which are expected to be implemented (following consultation) in 2010, are: a ban on sale of PPI at the point of sale; a prohibition on the sale of single premium PPI; mandatory personal PPI quotes to customers; annual statements for all regular premium policies, including the back book (for example credit card and mortgage protection policies); measures to ensure that improved information is available to customers; obliging providers to give information to the OFT to monitor the Remedies and to provide claims ratios to any person on request. The Group is reviewing the report, the CC’s draft Remedies order and considering the next steps, including how this might affect the Group’s different products. In March 2009, Barclays submitted an appeal of part of the CC’s final report to the Competition Appeal Tribunal (CAT). The targeted appeal is focussed on the point of sale prohibition remedy which it is felt is not based on sound analysis, and is unduly draconian. The Group is also challenging the technical aspects of the CC’s PPI market definition. A case management conference was held at the CAT on 28th April 2009 at which Lloyds Banking Group, Shop Direct and the FSA were granted permission to intervene. The hearing is listed for four days starting 7th September 2009.

Separately, in October 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly and that the FSA would strengthen its actions against such firms. Tackling poor PPI sales practices remains a priority for the FSA, with their most recent update on their thematic work published in September 2008. The Group voluntarily complied with the FSA’s request to cease selling single premium PPI by the end of January 2009. There has been no enforcement action against the Group in respect of its PPI products. The Group has cooperated fully with these investigations into PPI and will continue to do so.

Barclays PLC – 2009 Interim Results	81

Notes

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT is progressing its investigations in the Visa interchange case and a second MasterCard interchange case in parallel and both are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group’s business in this sector. In February 2007, the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29th March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT initiated a market study into personal current accounts (PCAs) in the UK on 26th April 2007. The study’s focus was PCAs but it also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. On 16th July 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. On 16th July 2008, the OFT also announced a consultation to seek views on the findings and possible measures to address the issues raised in its report. The consultation period closed on 31st October 2008. The Group has participated fully in the market study process and will continue to do so.

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. The Group has been conducting an internal review of its conduct with respect to US Dollar payments involving countries, persons and entities subject to these sanctions and has been reporting to governmental authorities about the results of that review. The Group received inquiries relating to these sanctions and certain US Dollar payments processed by its New York branch from the New York County District Attorney’s Office and the US Department of Justice, which along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. The Group has responded to those inquiries and is cooperating with the regulators, the Department of Justice and the District Attorney’s Office in connection with their investigations of the Group’s conduct with respect to sanctions compliance. Barclays has also received a formal notice of investigation from the FSA, and has been keeping the FSA informed of the progress of the US investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial impact of any resolution, which could be substantial.

The Financial Services Compensation Scheme provides compensation to customers of financial institutions in the event that an institution is unable, or is likely to be unable, to pay claims against it. In 2008, a number of institutions were declared in default by the FSA. In order to meet its obligations to the depositors of these institutions, the FSCS obtained facilities from HM Treasury on an interest only basis which totalled £18.2bn as at 31st March 2009. The majority of the facilities are anticipated to be repaid wholly from recoveries from the institutions concerned, although some shortfalls are anticipated in the smaller facilities. The FSCS raises annual levies from the banking industry to meet its management expenses and compensation costs. Individual institutions make payments based on their level of market participation (in the case of deposits, the proportion that their protected deposits represent of total market protected deposits) at 31st December each year. If an institution is a market participant on this date it is obligated to pay a levy. Barclays Bank PLC was a market participant at 31st December 2007 and 2008. The Group has accrued £37m in 2009 (£101m for year ended 31st December 2008) for its share of levies that will be raised by the FSCS including the interest on the loan from HM Treasury. The accrual includes estimates for the interest FSCS will pay on the loan and estimates of Barclays market participation in the relevant periods. Interest will continue to accrue on the FSCS facilities and will form part of future FSCS management expenses levies. To the extent that the facilities have not been repaid in full by 31st March 2012, the FSCS will agree a schedule of repayments with HM Treasury, which will be recouped from the industry in the form of additional levies. Under the Banking Act 2009, in April 2009, HM Treasury issued a Notification to the FSCS requiring a contribution to the resolution costs of a further institution. The timing and size of any actual payments by the FSCS under the Notification and the consequent need for levies on the industry, is unclear. At the date of this Interim Results Announcement, it is not possible to estimate whether there will ultimately be additional levies on the industry, the level of Barclays market participation or other factors that may affect the amounts or timing of amounts that may ultimately become payable, nor the effect that such levies may have upon operating results in any particular financial period.

Barclays PLC – 2009 Interim Results	82

Notes

30.	Events After the Balance Sheet Date

On 9th July 2009, in a circular to shareholders, Barclays gave notice of a General meeting of Barclays PLC to be held on 6th August to consider and, if thought fit, to pass an ordinary resolution to dispose of the Barclays Global Investors business and ancillary arrangements.

31.	Related Party Transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements.

Associates, Joint Ventures and Other Entities

The Group provides banking services to its associates, joint ventures and Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies, principally within Barclays Global Investors, also provides investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material.

Key Management Personnel

The Group provides banking services to Directors and other key management personnel and persons connected to them. Since 31st December 2008, an overdraft facility of £800,000 has been made available to a Director and a mortgage facility of £500,000 has been made available to a member of key management personnel. Both facilities are provided by Barclays Bank in the ordinary course of its business and the terms are no more favourable than would apply to someone of similar financial standing who is unconnected to the Group.

No additional related parties transactions have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the Group during that period; and there were no material changes in the related parties transactions described in the last Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

Barclays PLC – 2009 Interim Results	83

Notes

31.	Related Party Transactions (continued)

All of these transactions are conducted on the same terms to third-party transactions and are not individually material.

Amounts included, in aggregate, by category of related party entity are as follows:

Six months ending 30th June 2009 Income Statement	Associates £m	Joint Ventures £m	Entities Under Common Directorship £m	Pension Funds Unit Trusts and Investment Funds £m	Total £m

Interest received	1	51	4	-	56

Interest paid	-	(10)	(1)	-	(11)

Fees received for services rendered	-	4	-	1	5

Fees paid for services provided	(24)	(62)	-	-	(86)

Principal transactions	(19)	(65)	(75)	36	(123)

Impairment	(47)	-	-	-	(47)

Assets

Loans and advances to banks and customers	58	912	579	-	1,549

Derivative transactions	1	6	98	69	174

Other assets	110	135	73	-	318

Liabilities

Deposits from banks and customer accounts	-	873	721	11	1,605

Derivative transactions	-	-	124	60	184

Other liabilities	3	16	49	19	87

Six months ending 31st December 2008 Income Statement	Associates £m	Joint Ventures £m	Entities Under Common Directorship £m	Pension Funds Unit Trusts and Investment Funds £m	Total £m

Interest received	-	45	3	-	48

Interest paid	1	(51)	-	-	(50)

Fees received for services rendered	(1)	6	-	(1)	4

Fees paid for services provided	(12)	(79)	-	-	(91)

Principal transactions	3	40	104	(25)	122

Impairment	-	-	-	-	-

Assets

Loans and advances to banks and customers	110	954	34	-	1,098

Derivative transactions	-	9	311	15	335

Other assets	67	276	-	3	346

Liabilities

Deposits from banks and customer accounts	-	759	74	10	843

Derivative transactions	-	-	111	41	152

Other liabilities	3	18	-	28	49

Barclays PLC – 2009 Interim Results	84

Notes

31.	Related Party Transactions (continued)

Six months ending 30th June 2008 Income Statement	Associates £m	Joint Ventures £m	Entities Under Common Directorship £m	Pension Funds Unit Trusts and Investment Funds £m	Total £m

Interest received	-	60	-	-	60

Interest paid	(1)	(22)	-	-	(23)

Fees received for services rendered	1	9	-	1	11

Fees paid for services provided	(32)	(67)	-	-	(99)

Principal transactions	5	19	(44)	-	(20)

Impairment	-	-	-	-	-

Assets

Loans and advances to banks and customers	129	1,512	67	-	1,708

Derivative transactions	-	4	38	-	42

Other assets	220	124	5	8	357

Liabilities

Deposits from banks and customer accounts	-	142	102	11	255

Derivative transactions	-	11	87	-	98

Other liabilities	3	16	-	25	44

No guarantees, pledges or commitments have been given or received in respect of these transactions for the periods ending 30th June 2009, 31st December 2008 and 30th June 2008.

There are no leasing transactions between related parties for the periods ending 30th June 2009, 31st December 2008 and 30th June 2009.

Derivatives transacted on behalf of the Pensions Funds Units Trusts and Investment Funds amounted to £176m (2008: £nil).

During the period Barclays paid £nil (2008: £1m) charitable donations through the Charities Aid Foundation, a registered charitable organisation, in which a Director is a Trustee.

Barclays PLC – 2009 Interim Results	85

Notes

32.	Segmental Reporting

The following section analyses the Group’s performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

•	UK Retail Banking

•	Barclays Commercial Bank

•	Barclaycard

•	Global Retail and Commercial Banking - Western Europe

•	Global Retail and Commercial Banking - Emerging Markets

•	Global Retail and Commercial Banking - Absa

Investment Banking and Investment Management

•	Barclays Capital

•	Barclays Global Investors

•	Barclays Wealth

Head Office Functions and Other Operations

UK Retail Banking

UK Retail Banking builds broad and deep relationships with consumers and small business owners throughout the UK by providing a wide range of products and financial services. Retail banking and mortgage lending provide access to current account and savings products and Woolwich branded mortgages. Consumer lending and insurance provide unsecured loan and protection products and general insurance. Barclays Financial Planning provides investment advice and products. Local Business provides banking services, including money transmission, to small businesses.

Barclays Commercial Bank

Barclays Commercial Bank provides banking services to organisations with an annual turnover of more than £1m. Customers are served via a network of relationship and industry sector specialists, which provides solutions constructed from a comprehensive suite of banking products, support, expertise and services, including specialist asset financing and leasing facilities. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital, Barclaycard and Barclays Wealth.

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe’s leading credit card businesses and has an increasing presence in the United States and South Africa.

In the UK, Barclaycard comprises Barclaycard UK Cards, Barclaycard Partnerships, Barclays Partner Finance and FirstPlus.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, South Africa (through management of the Absa credit card portfolio) and in the Scandinavian region, where Barclaycard operates through Entercard, a joint venture with Swedbank.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Commercial Bank, GRCB - Western Europe and GRCB – Emerging Markets, to leverage their distribution capabilities.

Barclays PLC – 2009 Interim Results	86

Notes

32.	Segmental Reporting (continued)

Global Retail and Commercial Banking - Western Europe

GRCB - Western Europe encompasses Barclays Global Retail and Commercial Banking as well as Barclaycard operations in Spain, Italy, Portugal, France and Russia. GRCB - Western Europe serves customers through a variety of distribution channels. GRCB - Western Europe provides a variety of products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, investments, and insurance serving the needs of Barclays retail, mass affluent, and corporate customers.

Global Retail and Commercial Banking - Emerging Markets

GRCB - Emerging Markets encompasses Barclays Global Retail and Commercial Banking, including Barclaycard operations, in 14 countries organised in 4 geographic areas: East Asia and Indian Ocean (India, Indonesia, Pakistan, Mauritius and Seychelles); Middle East and North Africa (UAE and Egypt); East and West Africa (Ghana, Tanzania, Uganda and Kenya); and Southern Africa (Botswana, Zambia and Zimbabwe). GRCB - Emerging Markets serves its customers through a variety of distribution channels. GRCB - Emerging Markets provides a variety of traditional retail and commercial products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, treasury and investments. In addition to this, it provides specialist services such as Sharia compliant products and mobile banking.

Global Retail and Commercial Banking - Absa

GRCB - Absa represents Barclays consolidation of Absa, excluding Absa Capital and Absa Card which is included as part of Barclays Capital and Barclaycard respectively. Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. GRCB - Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance and bancassurance products. It also offers customised business solutions for commercial and large corporate customers.

Barclays Capital

Barclays Capital is a global investment bank that provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. These solutions include the following products and services: Fixed income, currency and commodities, which includes interest rate, foreign exchange, commodities, emerging markets, money markets, and credit; Equities, which includes cash and equity derivatives and prime services; Investment Banking, which includes financial advisory, equity and debt underwriting; and Principal Investments. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

Barclays Global Investors is an asset manager and provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.

On 16th June 2009 the Board of Barclays PLC announced that it had accepted BlackRock’s offer to purchase the Barclays Global Investors business and has resolved to recommend it to shareholders for approval at a general meeting on 6th August 2009.

Barclays PLC – 2009 Interim Results	87

Notes

32.	Segmental Reporting (continued)

Barclays Wealth

Barclays Wealth serves high net worth, affluent and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services and managed the closed life assurance activities of Barclays and Woolwich in the UK.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Head Office Functions and Other Operations

Head Office Functions and Other Operations comprises head office and central support functions, businesses in transition and consolidation adjustments.

Head office and central support functions comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets. Consolidation adjustments largely reflect the elimination of inter-segment transactions.

Group Reporting Change in 2009

Barclays Russia, previously part of Global Retail and Commercial Banking – Emerging Markets, is now managed and reported within Global Retail and Commercial Banking – Western Europe. This change was effective as of 1st January 2009 and the numbers for the six months ended 31st December 2008 have been restated accordingly. This restatement has no impact on the Group Income Statement or Balance Sheet. Loss before tax for Barclays Russia for the six months ended 31st December 2008 was £7m.

Barclays PLC – 2009 Interim Results	88

Notes

32.	Segmental Reporting (continued)

Six months ending 30th June 2009	UK Retail Banking £m	Barclays Commercial Bank £m	Barclaycard £m	GRCB - Western Europe £m

Income from external customers, net of insurance claims	2,002	1,344	2,004	887

Inter-segment income	5	69	5	(1)

Total income net of insurance claims	2,007	1,413	2,009	886

Business segment performance before tax	268	404	391	31

Total assets	102,558	77,600	29,541	59,933

Six months ending 31st December 2008	UK Retail Banking £m	Barclays Commercial Bank £m	Barclaycard £m	GRCB - Western Europe[1] £m

Income from external customers, net of insurance claims	2,314	1,341	1,792	815

Inter-segment income	(8)	55	9	(1)

Total income net of insurance claims	2,306	1,396	1,801	814

Business segment performance before tax	679	564	401	135

Total assets	101,384	84,029	30,925	65,519

Six months ending 30th June 2008	UK Retail Banking £m	Barclays Commercial Bank £m	Barclaycard £m	GRCB - Western Europe £m

Income from external customers, net of insurance claims	2,204	1,316	1,377	643

Inter-segment income	(28)	33	41	(2)

Total income net of insurance claims	2,176	1,349	1,418	641

Business segment performance before tax	690	702	388	115

Total assets	96,314	80,955	24,278	51,515

1	31.12.08 figures have been restated to include Barclays Russia.
2	31.12.08 figures have been restated to exclude Barclays Russia.
3	The discontinued operations of Barclays Global Investors business is disclosed in note 33.

Barclays PLC – 2009 Interim Results	89

Notes

32.	Segmental Reporting (continued)

GRCB - Emerging Markets £m	GRCB - Absa £m	Barclays Capital £m	Barclays Global Investors[3] £m	Barclays Wealth £m	Head Office Functions and Other Operations £m	Total £m

529	1,194	5,983	960	678	672	16,253

-	13	106	3	(51)	(149)	-

529	1,207	6,089	963	627	523	16,253

(86)	248	1,047	276	75	330	2,984

11,173	42,643	1,133,685	67,842	14,297	6,066	1,545,338

GRCB - Emerging Markets[2] £m	GRCB - Absa £m	Barclays Capital £m	Barclays Global Investors[3] £m	Barclays Wealth £m	Head Office Functions and Other Operations £m	Total £m

584	1,137	1,727	854	704	4	11,272

-	14	93	3	(48)	(117)	-

584	1,151	1,820	857	656	(113)	11,272

89	254	778	330	489	(396)	3,323

13,866	40,391	1,629,117	71,340	13,263	3,146	2,052,980

GRCB - Emerging Markets £m	GRCB - Absa £m	Barclays Capital £m	Barclays Global Investors[3] £m	Barclays Wealth £m	Head Office Functions and Other Operations £m	Total £m

410	1,032	3,288	984	706	(117)	11,843

-	15	123	3	(38)	(147)	-

410	1,047	3,411	987	668	(264)	11,843

52	298	524	265	182	(462)	2,754

10,998	34,178	966,109	79,030	17,749	4,528	1,365,654

Barclays PLC – 2009 Interim Results	90

Notes

33.	Discontinued Operations

The assets and liabilities related to the BGI business held for disposal have been presented as held for sale following the approval by the Group’s management on 16th June 2009 and pending shareholder approval at a general meeting to be held on 6th August 2009. The completion date for the transaction is expected by the end of 2009.

The results of the discontinued operations are as follows:

	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Net fee and commission income	951	935	981

Net trading (loss)/income	(19)	(24)	14

Principal transactions	(19)	(24)	14

Other income	3	4	6

Total income	935	915	1,001

Operating expenses excluding amortisation of intangible assets and deal costs	(582)	(443)	(517)

Amortisation of intangible assets	(8)	(8)	(7)

Deal costs	(106)	—	—

Operating expenses	(696)	(451)	(524)

Profit before tax from discontinued operations	239	464	477

Tax	(114)	(182)	(155)

Profit after tax from discontinued operations	125	282	322

Comprehensive income relating to discontinued operations are as follows:
	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Tax relating to component of comprehensive income	8	(22)	12

Available for sale assets	12	(6)	(3)

Currency translation reserve	(157)	116	17

Total comprehensive income for the year from discontinued operations	(137)	88	26

The cash flows attributable to the discontinued operations are as follows:
Cash flows from discontinued operations	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m	Half Year Ended 30.06.08 £m
Net cash flows from operating activities	(86)	406	118

Net cash flows from investing activities	(44)	(31)	(62)

Net cash flows from financing activities	225	(62)	(300)

Effect of exchange rates on cash and cash equivalents	(96)	211	6

Net (decrease)/increase in cash and cash equivalents	(1)	524	(238)

Cash and cash equivalents at beginning of period	1,035	511	749

Cash and cash equivalents at end of period	1,034	1,035	511

Barclays PLC – 2009 Interim Results	91

Notes

33.	Discontinued Operations (continued)

Assets of the disposal group are as follows:

Assets	As at 30.06.09 £m
Cash and balances at central banks[1]	1,034

Financial assets designated at fair value:

- Held in respect of linked liabilities to customers under investment contracts	64,158

Available for sale financial investments	83

Other assets	376

Goodwill	346

Intangible assets	68

Property, plant and equipment	126

Deferred tax assets	201

Total assets	66,392

Liabilities of disposal group are as follows:
Liabilities	As at 30.06.09 £m
Liabilities to customers under investment contracts	64,158

Other liabilities	449

Current tax liabilities	(14)

Deferred tax liabilities	19

Total liabilities	64,612

1	Excludes cash and bank balances classified as Financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts of £2,387m.

Barclays PLC – 2009 Interim Results	92

Other Information

Share Capital

The Group manages its debt and equity capital actively. The Group’s authority to buy back ordinary shares (up to 837.6 million ordinary shares) was renewed at the 2009 Annual General Meeting to provide additional flexibility in the management of the Group’s capital resources.

Group Share Schemes

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

Barclays PLC – 2009 Interim Results	93

Glossary of Terms

Absa refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.

Absa Capital is the portion of Absa’s results that is reported by Barclays within Barclays Capital.

Absa Card is the portion of Absa’s results that is reported by Barclays within Barclaycard.

ABS - Asset Backed Securities are securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

Alt-A is defined as loans regarded as lower risk than sub-prime, but they share higher risk characteristics than lending under normal criteria.

CDOs - Collateralised Debt Obligations are securities in which Asset Backed Securities (ABSs) and/or certain other related assets have been purchased and securitised by a third-party, or securities which pay a return which is referenced to those assets. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

CDPCs - Credit Derivative Product Company is defined as a company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

CLO - collateralised loan obligation.

CMBS - commercial mortgage backed securities.

Consolidated entities held for investment purposes are entities that are held strictly for capital appreciation, have a defined exit and are engaged in activities that are not closely related to our principal businesses

Core Tier 1 capital is defined as called-up share capital and eligible reserves plus equity minority interests, less intangible assets and deductions relating to the excess of Expected Loss over regulatory impairment allowance and securitisation positions.

Cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

CRL is defined as Credit Risk Loans and are loans which are: impaired, but may still be performing; contractually overdue 90 days; or restructured.

Daily Value at Risk (DVaR) is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a defined confidence level.

Gain on acquisition is defined as the amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

Group Loan Deposit Ratio is defined as the ratio of wholesale and retail loans and advances to customers net of impairment allowance divided by customer accounts.

Group Surplus Liquidity is defined as unencumbered cash at central banks, government securities and other central bank eligible securities.

IDRC - Instantaneous Default Risk Change

Income refers to total income net of insurance claims, unless otherwise specified.

MBS - Mortgage Backed Securities are securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Barclays PLC – 2009 Interim Results	94

Glossary of Terms

Monoline insurer is defined as an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by the debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDS) referencing the underlying exposures held.

Net Asset Value per Share is computed by dividing shareholders’ equity excluding minority interests by the number of called-up ordinary shares.

Potential credit risk loans (PCRLs) are comprised of Credit Risk Loans (CRLs) and Potential Problem Loans (PPLs).

PPL is defined as Potential Problem Loans and are loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

RMBS - residential mortgage backed securities.

SIV - structured investment vehicle.

SPE - special purpose entity.

Sub-prime is defined as loans to sub-prime borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Barclays PLC – 2009 Interim Results	95

Index

Accounting policies	53
Acquisitions	68
Allowance for impairment on
loans and advances	76
Balance sheet (Consolidated Interim)	57
Barclaycard	7
Barclays Capital	15
Barclays Capital credit market exposures	24
Barclays Commercial Bank	5
Barclays Global Investors	17
Barclays Wealth	18
Basis of preparation	53
Capital ratios	51
Capital resources	51
Cash flow statement (Consolidated Interim)	60
Competition and regulatory matters	81
Contingent liabilities and commitments	80
Core Tier 1 ratio	51
Credit risk	34
Debt securities and other bills	46
Derivative financial instruments	69
Dividends on ordinary shares	68
Daily Value at Risk (DVaR)	48
Discontinued Operations	91
Earnings per share	67
Events after the Balance Sheet date	83
Fair value measurement of
financial instruments	71
Glossary of terms	94
GRCB – Absa	13
GRCB – Emerging Markets	11
GRCB – Western Europe	9
Group performance	1
Group share schemes	93
Group Reporting Changes	88
Head office functions and other
operations	20
Impairment charges and other credit
provisions	35, 63
Income statement (Consolidated
Interim)	55
Legal proceedings	80
Liquidity Risk	48
Loans and advances to banks	75

Loans and advances to customers	75
Market risk	47
Net claims and benefits incurred under
insurance contracts	63
Net fee and commission income	61
Net interest income	61
Net premiums from insurance contracts	62
Operating expenses	64
Other income	62
Other information	93
Outlook	1
Potential credit risk loans	44
Principal Transactions	62
Profit attributable to minority interests	67
Profit on disposal of subsidiaries,
associates and joint ventures	66
Provisions	78
Reclassification of financial assets held
for trading	73
Reconciliation of regulatory reserves
and Core tier 1 capital	52
Related party transactions	83
Results by business	3
Retail credit risk	42
Retirement benefit liabilities	79
Risk asset ratio	51
Risk management	23
Risk weighted assets	50
Segmental reporting	86
Share capital	79, 93
Share of post-tax results of associates
and joint ventures	66
Staff costs	64
Staff numbers	65
Statement of Comprehensive Income
(Consolidated Interim)	56
Statement of Changes in Equity
(Consolidated Interim)	59
Subordinated Liabilities	77
Tax	66
Tier 1 Capital ratio	51
Total assets	50
Total shareholders’ equity	59
UK Retail Banking	3
Wholesale credit risk	37

Barclays PLC – 2009 Interim Results	96

BARCLAYS BANK PLC

INTERIM RESULTS ANNOUNCEMENT FOR 2009

Extracts from the Results Announcement of Barclays Bank PLC, published on August 3rd 2009, are provided on pages 98 to 128.

Barclays Bank PLC – 2009 Interim Results	97

Interim Results Announcement	Page

Accounting Policies	100

Condensed Consolidated Interim Financial Statements	101

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167

Barclays Bank PLC – 2009 Interim Results	98

Intentionally left blank

Barclays Bank PLC – 2009 Interim Results	99

Accounting Policies

Going Concern

The Directors have assessed, in the light of current and anticipated economic conditions, the Group’s ability to continue as a going concern.

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing accounts.

Basis of Preparation

The Condensed Consolidated Interim Financial Statements for the half year ended 30th June 2009 on pages 101 to 128 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, ‘Interim Financial Reporting’ as published by the International Accounting Standards Board (IASB). They are also in accordance with IAS 34 as adopted by the European Union. The Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual financial statements for the year ended 31st December 2008, which have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) as published by the IASB. The annual financial statements are also prepared in accordance with IFRS and IFRIC interpretations as adopted by the European Union.

The accounting policies adopted are consistent with the accounting policies described in the 2008 Annual Report, except for a change in the accounting policy for share-based payments and additional accounting policy included for financial liabilities which applied for the first time in 2009.

The adoption of the 2009 amendment to IFRS 2 ‘Share-based Payment-Vesting Conditions and Cancellations’, has led to a change in the accounting policy for share-based payments to employees. The change affects the treatment of non-vesting conditions. Non-vesting conditions are taken into account in estimating the grant date fair value, and share based payment charges are recognised when all non-market vesting conditions are satisfied irrespective of whether the non-vesting conditions are satisfied. If meeting a non-vesting condition is a matter of choice, failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services. The impact of this change on previous years has been assessed as immaterial; therefore no prior year adjustments have been made.

The accounting policy for financial liabilities to describe the treatment of an exchange of an existing debt instrument for a new instrument with the lender on substantially different terms is as follows: An exchange of an existing debt instrument for a new instrument with the lender on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. An assessment is made as to whether the terms are substantially different considering qualitative and quantitative characteristics. When an exchange is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

In addition, the adoption of IAS 1 (revised) has resulted in the reformatting of the statement of recognised gains and losses into a statement of comprehensive income and the addition of a statement of changes in equity. The adoption of IAS 1 (revised) does not change the recognition, measurement or disclosure of specific transactions and events required by other standards.

Barclays Bank PLC – 2009 Interim Results	100

Consolidated Interim Income Statement (Unaudited)

Continuing Operations	Notes[1]	Half Year Ended 30.06.09 £m	Half Year Ended 30.06.08 £m

Interest income		11,787	13,356

Interest expense		(6,312)	(8,195)

Net interest income		5,475	5,161

Fee and commission income		4,807	3,482

Fee and commission expense		(680)	(548)

Net fee and commission income		4,127	2,934

Net trading income		4,117	1,768

Net investment income		98	345

Principal transactions	1	4,215	2,113

Net premiums from insurance contracts		602	568

Other income		1,299	197

Total income		15,718	10,973

Net claims and benefits incurred under insurance contracts		(421)	(101)

Total income net of insurance claims		15,297	10,872

Impairment charges and other credit provisions	2	(4,556)	(2,448)

Net income		10,741	8,424

Staff costs		(4,815)	(3,535)

Administration and general expenses		(2,627)	(2,344)

Depreciation of property, plant and equipment		(379)	(263)

Amortisation of intangible assets		(228)	(87)

Operating expenses	3	(8,049)	(6,229)

Share of post-tax results of associates and joint ventures		13	23

Profit on disposal of subsidiaries, associates and joint ventures		21	-

Gains on acquisitions		-	89

Profit before tax from continuing operations		2,726	2,307

Tax on continuing operations	4	(532)	(465)

Profit after tax from continuing operations		2,194	1,842

Profit after tax from discontinued operations	20	125	322

Net profit for the period		2,319	2,164

Attributable to:

Minority interests		144	196

Equity holders of the parent		2,175	1,968
		2,319	2,164

Profit before tax from continuing operations		2,726	2,307

Profit before tax on discontinued operations	20	239	477

Profit before tax		2,965	2,784

Tax		(646)	(620)
		2,319	2,164

1	The notes on pages 107 to 128 form an integral part of this consolidated interim financial information.

Barclays Bank PLC – 2009 Interim Results	101

Consolidated Interim Statement of Comprehensive Income (Unaudited)

	Notes[1]	Half Year Ended 30.06.09 £m	Half Year Ended 30.06.08 £m

Net profit for the period		2,319	2,164

Other comprehensive income:

Currency translation differences		(1,522)	(517)

Available for sale financial assets		649	(713)

Cash flow hedges		167	(573)

Other		(6)	22

Tax relating to components of other comprehensive income	4	(44)	369

Comprehensive income relating to discontinued operations		(137)	26

Other comprehensive income for the year, net of tax		(893)	(1,386)

Total comprehensive income for the year		1,426	778

Attributable to:

Minority interests		237	(45)

Equity holders of the parent		1,189	823

		1,426	778

1	The notes on pages 107 to 128 form an integral part of this consolidated interim financial information.

Barclays Bank PLC – 2009 Interim Results	102

Consolidated Interim Balance Sheet (Unaudited)

Assets	Notes[1]	As at 30.06.09 £m	As at 31.12.08 £m

Cash and balances at central banks		21,423	30,019

Items in the course of collection from other banks		1,995	1,695

Trading portfolio assets		154,063	185,646

Financial assets designated at fair value:

– held on own account		43,797	54,542

– held in respect of linked liabilities to customers under investment contracts		1,504	66,657

Derivative financial instruments		556,045	984,802

Loans and advances to banks	7, 9	52,944	47,707

Loans and advances to customers	8, 9	411,804	461,815

Available for sale financial investments		66,864	65,016

Reverse repurchase agreements and cash collateral on securities borrowed		144,978	130,354

Other assets		6,612	6,302

Current tax assets		384	389

Investments in associates and joint ventures		284	341

Goodwill		7,253	7,625

Intangible assets		2,479	2,777

Property, plant and equipment		4,138	4,674

Deferred tax assets		2,569	2,668

Assets of disposal group	20	66,392	-

Total assets		1,545,528	2,053,029

1	The notes on pages 107 to 128 form an integral part of this consolidated interim financial information.

Barclays Bank PLC – 2009 Interim Results	103

Consolidated Interim Balance Sheet (Unaudited)

Liabilities	Notes[1]	As at 30.06.09 £m	As at 31.12.08 £m

Deposits from banks		105,776	114,910

Items in the course of collection due to other banks		2,060	1,635

Customer accounts		319,132	335,533

Trading portfolio liabilities		44,737	59,474

Financial liabilities designated at fair value		64,521	76,892

Liabilities to customers under investment contracts		1,881	69,183

Derivative financial instruments		534,966	968,072

Debt securities in issue		142,263	153,426

Repurchase agreements and cash collateral on securities lent		175,077	182,285

Other liabilities		10,745	12,640

Current tax liabilities		1,068	1,215

Insurance contract liabilities, including unit-linked liabilities		2,032	2,152

Subordinated liabilities	10	25,269	29,842

Deferred tax liabilities		539	304

Provisions		481	535

Retirement benefit liabilities	11	1,523	1,357

Liabilities of disposal group	20	64,612	-

Total liabilities		1,496,682	2,009,455

Shareholders’ Equity

Called up share capital	12	2,402	2,398

Share premium account		12,074	12,060

Other reserves		708	1,723

Other shareholders’ equity		2,598	2,564

Retained earnings		28,531	22,457

Shareholders’ equity excluding minority interests		46,313	41,202

Minority interests		2,533	2,372

Total shareholders’ equity		48,846	43,574

Total liabilities and shareholders’ equity		1,545,528	2,053,029

1	The notes on pages 107 to 128 form an integral part of this consolidated interim financial information.

Barclays Bank PLC – 2009 Interim Results	104

Consolidated Interim Statement of Changes in Equity (Unaudited)

Share Capital	As at 30.06.09 £m	As at 31.12.08 £m

Balance as at beginning of period	2,398	2,382

Issue of new shares	4	16

Balance as at end of period	2,402	2,398

Share Premium

Balance as at beginning of period	12,060	10,751

Issue of new shares	14	1,309

Balance as at end of period	12,074	12,060

Retained Earnings

Balance as at beginning of period	22,457	14,222

Equity-settled share schemes	200	463

Vesting of Barclays PLC shares under share-based payment schemes	(49)	(437)

Capital injection from Barclays PLC	4,050	5,137

Dividends paid	-	(1,160)

Dividends on preference shares & other shareholders equity	(308)	(502)

Profit attributable to equity holders of the parent	2,175	4,846

Tax	9	(56)

Other	(3)	(56)

Balance as at end of period	28,531	22,457

Available for Sale Reserve

Balance as at beginning of period	(1,249)	111

Net gains/(losses) from changes in fair value	112	(1,752)

Net gains transferred to net profit	563	168

Changes in insurance liabilities	(2)	17

Tax	(83)	207

Balance as at end of period	(659)	(1,249)

Cash Flow Hedging Reserve

Balance as at beginning of period	132	26

Net gains from changes in fair value	212	252

Net (gains)/losses transferred to net profit	(21)	19

Tax	7	(165)

Balance as at end of period	330	132

Currency Translation Reserve

Balance as at beginning of period	2,840	(307)

Currency translation differences	(1,799)	2,307

Tax	(4)	840

Balance as at end of period	1,037	2,840

Other Equity and Reserves

Balance as at beginning of period	2,564	2,687

Appropriations	-	23

Other movements	34	(146)
Balance as at end of period	2,598	2,564

Total shareholders’ equity excluding minority interests	46,313	41,202

Minority Interests

Balance as at beginning of period	2,372	1,949

Dividend and other payments	(71)	(134)

Profit attributable to minority interests	144	403

Changes in shareholding in subsidiaries	-	4

Other	88	150
Balance as at end of period	2,533	2,372
Total shareholders’ equity	48,846	43,574

Total comprehensive income of £1,426m (31st December 2008: £778m) has been recognised in the statement of changes in equity.

Barclays Bank PLC – 2009 Interim Results	105

Condensed Consolidated Interim Cash Flow Statement (Unaudited)

Reconciliation of Profit Before Tax to Net Cash Flows from Operating Activities	Half Year Ended 30.06.09 £m	Half Year Ended 31.12.08 £m

Profit before tax from continuing operations	2,726	2,787

Adjustment for non-cash items	488	5,027

Changes in operating assets and liabilities	(4,616)	22,081

Tax paid	(672)	(643)

Net cash from operating activities	(2,074)	29,252

Net cash from investing activities	(8,376)	(9,536)

Net cash from financing activities	(1,398)	9,833

Effect of exchange rates on cash and cash equivalents	5,830	(5,605)

Net cash from discontinued operations	(1)	524

Net (decrease)/increase in cash and cash equivalents	(6,019)	24,468

Cash and cash equivalents at beginning of period	64,509	40,041

Cash and cash equivalents at end of period	58,490	64,509

The notes on pages 107 to 128 form an integral part of this condensed consolidated interim financial information.

Barclays Bank PLC – 2009 Interim Results	106

Notes

1.	Principal Transactions

	Half Year Ended 30.06.09 £m	Half Year Ended 30.06.08 £m

Net trading income	4,117	1,768

Net gain from disposal of available for sale assets	316	119

Dividend income	2	5

Net (loss)/gain from financial instruments designated at fair value	(133)	125

Other investment (loss)/income	(87)	96

Net investment income	98	345

Principal transactions	4,215	2,113

2.	Impairment Charges and Other Credit Provisions

	Half Year Ended 30.06.09 £m	Half Year Ended 30.06.08 £m

Impairment charges on loans and advances	3,870	1,933

Charges in respect of undrawn facilities and guarantees	33	328

Impairment charges on loans and advances	3,903	2,261

Impairment charges on reverse repurchase agreements	3	103

Impairment charges on available for sale assets	650	84

Impairment charges and other credit provisions	4,556	2,448

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures included above:

	Half Year Ended 30.06.09 £m	Half Year Ended 30.06.08 £m

Impairment charges on loans and advances	706	663

Charges in respect of undrawn facilities and guarantees	-	322

Impairment charges on loans and advances and other credit provisions on ABS CDO Super Senior and other credit market exposures	706	985

Impairment charges on reverse repurchase agreements	-	53

Impairment charges on available for sale assets	464	70

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures	1,170	1,108

Barclays Bank PLC – 2009 Interim Results	107

Notes

3.	Operating Expenses

	Half Year Ended 30.06.09 £m	Half Year Ended 30.06.08 £m

Staff costs	4,815	3,535

Administrative expenses	2,297	2,200

Depreciation	379	263

Impairment loss - property and equipment and intangible assets	5	30

Operating lease rentals	333	234

Gain on property disposals	(9)	(120)

Amortisation of intangible assets	228	87

Impairment of goodwill	1	-

Operating expenses	8,049	6,229

4.	Tax

The tax charge for continuing operations for the first half of 2009 was £532m (2008: £465m) representing a tax rate of 19.4% (2008: 20.2%). The tax charges for both periods are lower than the UK tax rate of 28% (2008: 28.5%) because of non taxable gains and income, different tax rates than are applied to the profits outside of the UK, disallowable expenditure and the release of prior year provisions.

Tax effects/(credits) relating to each component of other comprehensive income were as follows.

	Half Year Ended 30.06.09			Half Year Ended 30.06.08
	Before Tax Amount £m	Tax Charge £m	Net of Tax Amount £m	Before Tax Amount £m	Tax Charge £m	Net of Tax Amount £m

Currency translation differences	(1,522)	(4)	(1,526)	(517)	178	(339)

Available for sale	649	(80)	569	(713)	117	(596)

Cash flow hedge	167	14	181	(573)	91	(482)

Other	(6)	26	20	22	(17)	5
Other comprehensive income	(712)	(44)	(756)	(1,781)	369	(1,412)

5.	Acquisitions

The initial accounting for the acquisition of the North American businesses of Lehman Brothers remains provisional. If material revisions to fair values result from the conclusion of the acquisition process, they will be recognised as an adjustment to the initial accounting up until the date the initial accounting is determined to be complete. Any such adjustments must be effected within 12 months of the acquisition date of 22nd September 2008 and would result in a restatement of the 2008 income statement and balance sheet. Any revisions that occur after the initial accounting is complete would be reflected in current period profit and loss.

Approximately £2.2bn of the assets acquired as part of the acquisition had not been received by 30th June 2009. This amount is largely comprised of margin and collateral attributable to the acquired businesses and cash and securities receivable under the terms of the acquisition. Approximately £1.8bn of these assets were recognised as part of the initial accounting for the acquisition and are included in the balance sheet as at 30th June 2009. In addition, in connection with the acquisition of Lehman’s Private Investment Management (PIM) business, Barclays has chosen to make available to former PIM customers certain cash balances and securities that remain to be transferred to them by the Trustee for Lehman Brothers Inc. (LBI). This has resulted in the recognition of a receivable from the LBI bankruptcy estate of approximately £700m as at 30th June 2009. The recovery of these assets is the subject of continuing discussions with the relevant bankruptcy estates and trustees.

Barclays Bank PLC – 2009 Interim Results	108

Notes

6.	Reclassification of Financial Assets Held for Trading

On 16th December 2008 the Group reclassified certain financial assets originally classified as held for trading that were no longer held for the purpose of selling or repurchasing in the near term out of fair value through profit or loss to loans and receivables. At the time of transfer, the Group identified rare circumstances permitting such a reclassification, being severe illiquidity in the relevant market.

The following table shows carrying values and fair values of the assets reclassified at 16th December 2008.

	As at 30.06.09 Carrying Value £m	As at 30.06.09 Fair Value £m	As at 31.12.08 Carrying Value £m	As at 31.12.08 Fair Value £m
Trading assets reclassified to loans and receivables	3,076	3,025	3,986	3,984

As at the date of reclassification, the effective interest rates on reclassified trading assets ranged from 0.18% to 9.29% with undiscounted interest and principal cash flows of £7.4bn.

If the reclassifications had not been made, the Group’s income statement to June 2009 would have included unrealised fair value losses on the reclassified trading assets of £42m (31st December 2008: £2m).

After reclassification, the reclassified financial assets contributed the following amounts to the June 2009 income before income taxes.

	Half Year Ended 30.06.09 £m	Half Year Ended 30.06.08 £m

Net interest income	79	4

Provision for credit losses	-	-

Income before income taxes on reclassified trading assets	79	4

The amount reclassified into loans and receivables has fallen from £4.0bn to £3.1bn, primarily as a result of paydowns and maturities of the underlying securities. No impairment has been identified on these securities and no additional securities have been reclassified during 2009.

Prior to reclassification in 2008, £144m of unrealised fair value losses on the reclassified trading assets were recognised in the consolidated income statement.

Barclays Bank PLC – 2009 Interim Results	109

Notes

7.	Loans and Advances to Banks

By Geographical Area	As at 30.06.09 £m	As at 31.12.08 £m

United Kingdom	11,117	7,532

Other European Union	15,051	12,600

United States	15,568	13,616

Africa	2,755	2,189

Rest of the World	8,511	11,821

	53,002	47,758

Less: Allowance for impairment	(58)	(51)

Total loans and advances to banks	52,944	47,707

8.	Loans and Advances to Customers

	As at 30.06.09 £m	As at 31.12.08 £m

Retail business	200,552	201,588

Wholesale and corporate business	220,030	266,750

	420,582	468,338

Less: Allowances for impairment	(8,778)	(6,523)

Total loans and advances to customers	411,804	461,815

Barclays Bank PLC – 2009 Interim Results	110

Notes

9.	Allowance for Impairment on Loans and Advances

	As at 30.06.09 £m	As at 31.12.08 £m

At beginning of period	6,574	4,876

Acquisitions and disposals	70	210

Exchange and other adjustments	(361)	817

Unwind of discount	(95)	(72)

Amounts written off	(1,279)	(2,008)

Recoveries	57	100

Amounts charged against profit	3,870	2,651

At end of period	8,836	6,574

Allowance

United Kingdom	3,461	2,947

Other European Union	1,547	963

United States	2,184	1,561

Africa	1,129	857

Rest of the World	515	246

At end of period	8,836	6,574

Amounts Charged Against Profit

New and Increased Impairment Allowances

United Kingdom	1,580	1,162

Other European Union	890	483

United States	943	772

Africa	457	319

Rest of the World	333	184
	4,203	2,920

Less: Releases of Impairment Allowance

United Kingdom	(96)	(94)

Other European Union	(129)	(24)

United States	(10)	(1)

Africa	(13)	(23)

Rest of the World	(28)	(27)
	(276)	(169)

Less: Recoveries

United Kingdom	(31)	(70)

Other European Union	(8)	(5)

United States	-	(1)

Africa	(17)	(23)

Rest of the World	(1)	(1)

	(57)	(100)

Total amounts charged against profit	3,870	2,651

Barclays Bank PLC – 2009 Interim Results	111

Notes

10.	Subordinated Liabilities – Dated

	As at 30.06.09 £m	As at 31.12.08 £m

Opening balance	16,169	13,255

Issuances	2,952	16

Redemptions	(285)	(712)

Other	(1,864)	3,610

Closing balance	16,972	16,169

Issuances

Fixed/Floating Rate Callable Subordinated Floating Rate Notes 2015 (KES 2bn)	-	16

10% Fixed Rate Subordinated Notes 2021 (GBP 1,961m)	1,961	-

10.179% Fixed Rate Subordinated Notes 2021 (USD 1,249m)	756	-

Subordinated Callable Notes (6% Real Yield) 2019 (R 3,000m)	235	-

	2,952	16

Redemptions

Floating Rate Subordinated Step-up Callable Notes 2013 (Yen 5,500m)	-	(26)

Floating Rate Subordinated Notes 2013 (USD1,000m)	-	(569)

Floating Rate Subordinated Notes 2013 (AU$150m)	-	(70)

5.93% Subordinated Notes 2013 (AU$100m)	-	(47)

Subordinated Fixed to CMS-Linked 2009 (EUR31m)	(30)	-

14.25% Subordinated Callable Notes 2014 (R 3,100m)	(243)	-

Redeemable cumulative option-holding preference shares 2009 (R 152m)[1]	(12)	-

	(285)	(712)

1

The preference shares redeemed included an embedded option to convert to ordinary shares in Absa at an agreed price. Absa agreed to repurchase 73,006,000 of the outstanding options at redemption date. The repurchase of these options resulted in a movement to other retained earnings.

Barclays Bank PLC – 2009 Interim Results	112

Notes

10.	Subordinated Liabilities – Undated

	As at 30.06.09 £m	As at 31.12.08 £m

Opening balance	13,673	8,328

Issuances	-	2,131

Redemptions	(3,507)	-

Other	(1,869)	3,214

Closing balance	8,297	13,673

Issuances

14% Step-up Callable Perpetual RCIs (£3,000m)	-	2,131

	-	2,131

Redemptions

9% Permanent Interest Bearing Capital Bonds (£100m)	(60)	-

9.25% Perpetual Sub Notes (ex Woolwich) (£150m)	(75)	-

6.875% Undated Subordinated Notes (£650m)	(515)	-

6.375% Undated Subordinated Notes (£465m)	(332)	-

7.125% Undated Subordinated Notes (£525m)	(367)	-

6.125% Undated Subordinated Notes (£550m)	(354)	-

8.25% Undated Subordinated Notes (£1,000m)	(860)	-

7.7% Undated Subordinated Notes (USD2bn)	(944)	-
	(3,507)	-

11.	Retirement Benefit Liabilities

The Group’s IAS 19 pension deficit across all schemes as at 30th June 2009 was £3,910m (31st December 2008: £1,287m; 30th June 2008: surplus of £141m). There are net recognised liabilities of £1,458m (31st December 2008: £1,292m; 30th June 2008: £1,567m) and unrecognised actuarial losses of £2,452m (31st December 2008: gain of £5m; 30th June 2008: gain of £1,708m). The net recognised liabilities comprised retirement benefit liabilities of £1,523m (31st December 2008: £1,357m; 30th June 2008: £1,603m) and assets of £65m (31st December 2008: £65m; 30th June 2008: £36m).

The Group’s IAS 19 pension deficit in respect of the main UK Scheme as at 30th June 2009 was £3,510m (31st December 2008: deficit of £858m, 30th June 2008: surplus of £439m). The most significant reason for this change was the decrease in AA long-term corporate bond yields which resulted in a lower discount rate of 6.42% (31st December 2008: 6.75%; 30th June 2008: 6.70%) and an increase in the inflation assumption to 3.75% pa (31st December 2008: 3.16%; 30th June 2008: 4.06%), both of which increased the liabilities.

Barclays Bank PLC – 2009 Interim Results	113

Notes

12.	Share Capital and Share Premium

Ordinary Shares

The issued ordinary share capital of Barclays Bank PLC at 30th June 2009 comprised 2,342 million (31st December 2008: 2,338 million) ordinary shares of £1 each.

The whole of the issued ordinary share capital of Barclays Bank PLC at 30th June 2009 is beneficially owned by Barclays PLC.

Preference Shares

The issued preference share capital of Barclays Bank PLC at 30th June 2009 comprised £60m (31st December 2008: £60m) of preference shares of the following denominations:

	As at 30.06.09 ‘000	As at 31.12.08 ‘000

Issued and fully paid shares of £1 each	1	1

Issued and fully paid shares of £100 each	75	75

Issued and fully paid shares of US$0.25 each	237,000	237,000

Issued and fully paid shares of US$100 each	100	100

Issued and fully paid shares of €100 each	240	240

Barclays Bank PLC – 2009 Interim Results	114

Notes

13.	Dividends

Dividends Paid During the Period	Half Year Ended 30.06.09 £m	Half Year Ended 30.06.08 £m

Ordinary shares	-	1,030

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

Preference shares	232	147

Other equity instruments	50	55

14. Contingent Liabilities and Commitments

	As at 30.06.09 £m	As at 31.12.08 £m

Acceptances and endorsements	312	585

Guarantees and letters of credit pledged as collateral security	13,056	15,652

Securities lending arrangements	31,639	38,290

Other contingent liabilities	9,773	11,783

Contingent liabilities	54,780	66,310

Documentary credits and other short-term trade related transactions	620	859

Undrawn Note Issuance and Revolving Underwriting Facilities:

Forward asset purchases and forward deposits placed	53	291

Standby facilities, credit lines and other	204,341	259,666

Commitments	205,014	260,816

The Group facilitates securities lending arrangements for its investment management clients whereby securities held by funds are lent to third parties. The borrowers provide the funds with collateral in the form of cash or other assets equal to at least 100% of the securities lent plus a margin of at least 2% up to 8%. Over the period of the loan, the funds may make margin calls to the extent that the collateral is less than the market value of the securities lent. Amounts disclosed above represent the total market value of the lent securities at 30th June 2009. The market value of collateral held by the funds was £32,673 (31st December 2008: £39,690m).

Several stand by facilities and credit lines were withdrawn on closed accounts during the six months to 30th June 2009.

Barclays Bank PLC – 2009 Interim Results	115

Notes

15.	Legal Proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 19th March 2007, the United States Court of Appeals for the Fifth Circuit issued a decision that the case could not proceed against Barclays as a class action because the plaintiffs had not alleged a proper claim against Barclays. On 22nd January 2008, the United States Supreme Court denied the plaintiffs’ request for review of the Fifth Circuit’s 19th March 2007 decision. On 5th March 2009, the District Court granted summary judgment in Barclays favour in relation to the plaintiffs’ claims against Barclays. The District Court also denied the plaintiffs’ request to amend the complaint to assert revised claims against Barclays on behalf of the class. The plaintiffs’ time in which to file an appeal regarding the District Court’s 5th March 2009 decision has not yet expired. Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Like other UK financial services institutions, the Group faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the Unfair Terms in Consumer Contracts Regulations 1999 (UTCCR) or are unenforceable penalties or both. In July 2007, by agreement with all parties, the OFT commenced proceedings against seven banks and one building society, including Barclays, to resolve the matter by way of a “test case” process. Preliminary issues hearings took place in January, July and December 2008 with judgments handed down in April and October 2008 and January 2009 (a further judgment not concerning Barclays terms). As to current terms, in April 2008 the Court held in favour of the banks on the issue of the penalty doctrine. The OFT did not appeal that decision. In the same judgment the Court held in favour of the OFT on the issue of the applicability of the UTCCR. The banks appealed that decision. As to past terms, in a judgment on 8th October 2008, the Court held that Barclays historic terms, including those of Woolwich, were not capable of being penalties. The OFT indicated at the January 2009 hearing that it was not seeking permission to appeal the Court’s findings in relation to the applicability of the penalty doctrine to historic terms. Accordingly, it is now clear that no declarations have or will be made against Barclays that any of its unauthorised overdraft terms considered in the test case are capable of constituting unenforceable penalties and that the OFT will not pursue this aspect of the test case further.

The proceedings have since concentrated exclusively on UTCCR issues. The banks’ appeal against the decision in relation to the applicability of the UTCCR (to current and historic terms) was heard in late October 2008 and dismissed by the Court of Appeal’s judgment of 26th February 2009. Subsequently, the banks were granted leave to appeal to the House of Lords which heard the banks’ appeal on 23rd-25th June 2009 with judgment reserved. It is not clear yet when the House of Lords’ ruling will become available. If the banks’ appeal is upheld the test case should be at an end. If it is dismissed then it is likely that the proceedings will still take a significant period of time to conclude. Pending resolution of the test case process, existing and new claims in the County Courts remain stayed, and there is an FSA waiver of the complaints handling process (which is reviewable in December 2009) and a standstill of Financial Ombudsman Service decisions. The Group is defending the test case vigorously. It is not practicable to estimate the Group’s possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

Barclays Bank PLC – 2009 Interim Results	116

Notes

16.	Competition and Regulatory Matters

The scale of regulatory change remains challenging and the global financial crisis is resulting in a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in the legal framework, policies and regulatory action cannot currently be fully predicted and are beyond the Group’s control, but, especially in the area of banking regulation, are likely to have an impact on the Group’s businesses and earnings.

The market for payment protection insurance (PPI) has been under scrutiny by the UK competition authorities and financial services regulators. In September 2005, the OFT received a super-complaint from the Citizens Advice Bureau relating to PPI. As a result, the OFT commenced a market study on PPI in April 2006. In October 2006 the OFT announced the outcome of the market study and the OFT referred the PPI market to the UK Competition Commission (CC) for an in-depth inquiry in February 2007. In June 2008, the CC published its provisional findings. The CC published its final report into the PPI market on 29th January 2009. The CC’s conclusion is that the businesses which offer PPI alongside credit face little or no competition when selling PPI to their credit customers. The CC has set out a package of measures which it considers will introduce competition into the market (the Remedies). The Remedies, which are expected to be implemented (following consultation) in 2010, are: a ban on sale of PPI at the point of sale; a prohibition on the sale of single premium PPI; mandatory personal PPI quotes to customers; annual statements for all regular premium policies, including the back book (for example credit card and mortgage protection policies); measures to ensure that improved information is available to customers; obliging providers to give information to the OFT to monitor the Remedies and to provide claims ratios to any person on request. The Group is reviewing the report, the CC’s draft Remedies order and considering the next steps, including how this might affect the Group’s different products. In March 2009, Barclays submitted an appeal of part of the CC’s final report to the Competition Appeal Tribunal (CAT). The targeted appeal is focussed on the point of sale prohibition remedy which it is felt is not based on sound analysis, and is unduly draconian. The Group is also challenging the technical aspects of the CC’s PPI market definition. A case management conference was held at the CAT on 28th April 2009 at which Lloyds Banking Group, Shop Direct and the FSA were granted permission to intervene. The hearing is listed for four days starting 7th September 2009.

Separately, in October 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly and that the FSA would strengthen its actions against such firms. Tackling poor PPI sales practices remains a priority for the FSA, with their most recent update on their thematic work published in September 2008. The Group voluntarily complied with the FSA’s request to cease selling single premium PPI by the end of January 2009. There has been no enforcement action against the Group in respect of its PPI products. The Group has cooperated fully with these investigations into PPI and will continue to do so.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT is progressing its investigations in the Visa interchange case and a second MasterCard interchange case in parallel and both are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group’s business in this sector. In February 2007, the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29th March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT initiated a market study into personal current accounts (PCAs) in the UK on 26th April 2007. The study’s focus was PCAs but it also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. On 16th July 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. On 16th July 2008, the OFT also announced a consultation to seek views on the findings and possible measures to address the issues raised in its report. The consultation period closed on 31st October 2008. The Group has participated fully in the market study process and will continue to do so.

Barclays Bank PLC – 2009 Interim Results	117

Notes

16.	Competition and Regulatory Matters (continued)

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. The Group has been conducting an internal review of its conduct with respect to US Dollar payments involving countries, persons and entities subject to these sanctions and has been reporting to governmental authorities about the results of that review. The Group received inquiries relating to these sanctions and certain US Dollar payments processed by its New York branch from the New York County District Attorney’s Office and the US Department of Justice, which along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. The Group has responded to those inquiries and is cooperating with the regulators, the Department of Justice and the District Attorney’s Office in connection with their investigations of the Group’s conduct with respect to sanctions compliance. Barclays has also received a formal notice of investigation from the FSA, and has been keeping the FSA informed of the progress of the US investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial impact of any resolution, which could be substantial.

The Financial Services Compensation Scheme provides compensation to customers of financial institutions in the event that an institution is unable, or is likely to be unable, to pay claims against it. In 2008, a number of institutions were declared in default by the FSA. In order to meet its obligations to the depositors of these institutions, the FSCS obtained facilities from HM Treasury on an interest only basis which totalled £18.2bn as at 31st March 2009. The majority of the facilities are anticipated to be repaid wholly from recoveries from the institutions concerned, although some shortfalls are anticipated in the smaller facilities. The FSCS raises annual levies from the banking industry to meet its management expenses and compensation costs. Individual institutions make payments based on their level of market participation (in the case of deposits, the proportion that their protected deposits represent of total market protected deposits) at 31st December each year. If an institution is a market participant on this date it is obligated to pay a levy. Barclays Bank PLC was a market participant at 31st December 2007 and 2008. The Group has accrued £37m in 2009 (£101m for year ended 31st December 2008) for its share of levies that will be raised by the FSCS including the interest on the loan from HM Treasury. The accrual includes estimates for the interest FSCS will pay on the loan and estimates of Barclays market participation in the relevant periods. Interest will continue to accrue on the FSCS facilities and will form part of future FSCS management expenses levies. To the extent that the facilities have not been repaid in full by 31st March 2012, the FSCS will agree a schedule of repayments with HM Treasury, which will be recouped from the industry in the form of additional levies. Under the Banking Act 2009, in April 2009, HM Treasury issued a Notification to the FSCS requiring a contribution to the resolution costs of a further institution. The timing and size of any actual payments by the FSCS under the Notification and the consequent need for levies on the industry, is unclear. At the date of this Interim Results Announcement, it is not possible to estimate whether there will ultimately be additional levies on the industry, the level of Barclays market participation or other factors that may affect the amounts or timing of amounts that may ultimately become payable, nor the effect that such levies may have upon operating results in any particular financial period.

17.	Events After the Balance Sheet Date

On 9th July 2009, in a circular to shareholders, Barclays gave notice of a General meeting of the Company to be held on 6th August 2009 to consider and, if thought fit, to pass an ordinary resolution to dispose of the Barclays Global Investors business and ancillary arrangements.

Barclays Bank PLC – 2009 Interim Results	118

Notes

18.	Related Party Transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements.

Associates, Joint Ventures and Other Entities

The Group provides banking services to its associates, joint ventures and Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies, principally within Barclays Global Investors, also provides investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material.

Key Management Personnel

The Group provides banking services to Directors and other key management personnel and persons connected to them. Since 31st December 2008, an overdraft facility of £800,000 has been made available to a Director and a mortgage facility of £500,000 has been made available to a member of key management personnel. Both facilities are provided by Barclays Bank in the ordinary course of its business and the terms are no more favourable than would apply to someone of similar financial standing who is unconnected to the Group.

No additional related parties transactions have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the Group during that period; and there were no material changes in the related parties transactions described in the last Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

Barclays Bank PLC – 2009 Interim Results	119

Notes

18.	Related Party Transactions (continued)

All of these transactions are conducted on the same terms to third-party transactions and are not individually material.

Amounts included, in aggregate, by category of related party entity are as follows:

Six Months Ending 30th June 2009 Income Statement	Associates £m	Joint Ventures £m	Entities Under Common Directorship £m	Pension Funds Unit Trusts and Investment Funds £m	Total £m

Interest received	1	51	4	-	56

Interest paid	-	(10)	(1)	-	(11)

Fees received for services rendered	-	4	-	1	5

Fees paid for services provided	(24)	(62)	-	-	(86)

Principal transactions	(19)	(65)	(75)	36	(123)

Impairment	(47)	-	-	-	(47)

Assets

Loans and advances to banks and customers	58	912	579	-	1,549

Derivative transactions	1	6	98	69	174

Other assets	110	135	73	-	318

Liabilities

Deposits from banks and customer accounts	-	873	721	11	1,605

Derivative transactions	-	-	124	60	184

Other liabilities	3	16	49	19	87

Six Months Ending 31st December 2008 Income Statement	Associates £m	Joint Ventures £m	Entities Under Common Directorship £m	Pension Funds Unit Trusts and Investment Funds £m	Total £m

Interest received	-	45	3	-	48

Interest paid	1	(51)	-	-	(50)

Fees received for services rendered	(1)	6	-	(1)	4

Fees paid for services provided	(12)	(79)	-	-	(91)

Principal transactions	3	40	104	(25)	122

Impairment	-	-	-	-	-

Assets

Loans and advances to banks and customers	110	954	34	-	1,098

Derivative transactions	-	9	311	15	335

Other assets	67	276	-	3	346

Liabilities

Deposits from banks and customer accounts	-	759	74	10	843

Derivative transactions	-	-	111	41	152

Other liabilities	3	18	-	28	49

Barclays Bank PLC – 2009 Interim Results	120

Notes

18.	Related Party Transactions (continued)

Six Months Ending 30th June 2008 Income Statement	Associates £m	Joint Ventures £m	Entities Under Common Directorship £m	Pension Funds Unit Trusts and Investment Funds £m	Total £m

Interest received	-	60	-	-	60

Interest paid	(1)	(22)	-	-	(23)

Fees received for services rendered	1	9	-	1	11

Fees paid for services provided	(32)	(67)	-	-	(99)

Principal transactions	5	19	(44)	-	(20)

Impairment	-	-	-	-	-

Assets

Loans and advances to banks and customers	129	1,512	67	-	1,708

Derivative transactions	-	4	38	-	42

Other assets	220	124	5	8	357

Liabilities

Deposits from banks and customer accounts	-	142	102	11	255

Derivative transactions	-	11	87	-	98

Other liabilities	3	16	-	25	44

No guarantees, pledges or commitments have been given or received in respect of these transactions for the periods ending 30th June 2009, 31st December 2008 and 30th June 2008.

There are no leasing transactions between related parties for the periods ending 30th June 2009, 31st December 2008 and 30th June 2009.

Derivatives transacted on behalf of the Pensions Funds Units Trusts and Investment Funds amounted to £176m (2008: £nil).

During the period Barclays paid £nil (2008: £1m) charitable donations through the Charities Aid Foundation, a registered charitable organisation, in which a Director is a Trustee.

Barclays Bank PLC – 2009 Interim Results	121

Notes

19.	Segmental Reporting

The following section analyses the Group’s performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

•	UK Retail Banking

•	Barclays Commercial Bank

•	Barclaycard

•	Global Retail and Commercial Banking - Western Europe

•	Global Retail and Commercial Banking - Emerging Markets

•	Global Retail and Commercial Banking - Absa

Investment Banking and Investment Management

•	Barclays Capital

•	Barclays Global Investors

•	Barclays Wealth

Head Office Functions and Other Operations

UK Retail Banking

UK Retail Banking builds broad and deep relationships with consumers and small business owners throughout the UK by providing a wide range of products and financial services. Retail banking and mortgage lending provide access to current account and savings products and Woolwich branded mortgages. Consumer lending and insurance provide unsecured loan and protection products and general insurance. Barclays Financial Planning provides investment advice and products. Local Business provides banking services, including money transmission, to small businesses.

Barclays Commercial Bank

Barclays Commercial Bank provides banking services to organisations with an annual turnover of more than £1m. Customers are served via a network of relationship and industry sector specialists, which provide solutions constructed from a comprehensive suite of banking products, support, expertise and services, including specialist asset financing and leasing facilities. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital, Barclaycard and Barclays Wealth.

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe’s leading credit card businesses and has an increasing presence in the United States and South Africa.

In the UK, Barclaycard comprises Barclaycard UK Cards, Barclaycard Partnerships, Barclays Partner Finance and FirstPlus.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, South Africa (through management of the Absa credit card portfolio) and in the Scandinavian region, where Barclaycard operates through Entercard, a joint venture with Swedbank.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Commercial Bank, GRCB—Western Europe and GRCB – Emerging Markets, to leverage their distribution capabilities.

Barclays Bank PLC – 2009 Interim Results	122

Notes

19.	Segmental Reporting (continued)

Global Retail and Commercial Banking - Western Europe

GRCB - Western Europe encompasses Barclays Global Retail and Commercial Banking as well as Barclaycard operations in Spain, Italy, Portugal, France and Russia. GRCB - Western Europe serves customers through a variety of distribution channels. GRCB - Western Europe provides a variety of products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, investments, and insurance serving the needs of Barclays retail, mass affluent, and corporate customers.

Global Retail and Commercial Banking - Emerging Markets

GRCB - Emerging Markets encompasses Barclays Global Retail and Commercial Banking, including Barclaycard operations, in 14 countries organised in 4 geographic areas: East Asia and Indian Ocean (India, Indonesia, Pakistan, Mauritius and Seychelles); Middle East and North Africa (UAE and Egypt); East and West Africa (Ghana, Tanzania, Uganda and Kenya); and Southern Africa (Botswana, Zambia and Zimbabwe). GRCB - Emerging Markets serves its customers through a variety of distribution channels. GRCB - Emerging Markets provides a variety of traditional retail and commercial products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, treasury and investments. In addition to this, it provides specialist services such as Sharia compliant products and mobile banking.

Global Retail and Commercial Banking - Absa

GRCB - Absa represents Barclays consolidation of Absa, excluding Absa Capital and Absa Card which is included as part of Barclays Capital and Barclaycard respectively. Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. GRCB - Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance and bancassurance products. It also offers customised business solutions for commercial and large corporate customers.

Barclays Capital

Barclays Capital is a global investment bank that provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. These solutions include the following products and services: Fixed income, currency and commodities, which includes interest rate, foreign exchange, commodities, emerging markets, money markets, and credit; Equities, which includes cash and equity derivatives and prime services; Investment Banking, which includes financial advisory, equity and debt underwriting; and Principal Investments. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

Barclays Global Investors is an asset manager and provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.

On 16th June 2009 the Board of Barclays PLC announced that it had accepted BlackRock Inc.’s offer to purchase the Barclays Global Investors business and has resolved to recommend it to shareholders for approval at a general meeting on 6th August 2009.

Barclays Bank PLC – 2009 Interim Results	123

Notes

19.	Segmental Reporting (continued)

Barclays Wealth

Barclays Wealth serves high net worth, affluent and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services and managed the closed life assurance activities of Barclays and Woolwich in the UK.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Head Office Functions and Other Operations

Head Office Functions and Other Operations comprises head office and central support functions, businesses in transition and consolidation adjustments.

Head office and central support functions comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets. Consolidation adjustments largely reflect the elimination of inter-segment transactions.

Group Reporting Change in 2009

Barclays Russia, previously part of Global Retail and Commercial Banking – Emerging Markets is now managed and reported within Global Retail and Commercial Banking – Western Europe. This change was effective as of 1st January 2009 and the numbers for the six months ended 31st December 2008 have been restated accordingly. This restatement has no impact on the Group Income Statement or Balance Sheet. Loss before tax for Barclays Russia for the six months ended 31st December 2008 was £7m.

Barclays Bank PLC – 2009 Interim Results	124

Notes

19.	Segmental Reporting (continued)

Six months ending 30th June 2009	UK Retail Banking £m	Barclays Commercial Bank £m	Barclaycard £m	GRCB - Western Europe £m

Income from external customers, net of insurance claims	2,002	1,344	2,004	887

Inter-segment income	5	69	5	(1)

Total income net of insurance claims	2,007	1,413	2,009	886

Business segment performance before tax	268	404	391	31

Total assets	102,694	77,628	29,558	59,940

Six months ending 31st December 2008	UK Retail Banking £m	Barclays Commercial Bank £m	Barclaycard £m	GRCB - Western Europe £m

Income from external customers, net of insurance claims	2,314	1,341	1,792	815

Inter-segment income	(8)	55	9	(1)

Total income net of insurance claims	2,306	1,396	1,801	814

Business segment performance before tax	679	564	401	135

Total assets	101,422	84,038	30,930	65,521

Six months ending 30th June 2008	UK Retail Banking £m	Barclays Commercial Bank £m	Barclaycard £m	GRCB - Western Europe £m

Income from external customers, net of insurance claims	2,204	1,316	1,377	643

Inter-segment income	(28)	33	41	(2)

Total income net of insurance claims	2,176	1,349	1,418	641

Business segment performance before tax	690	702	388	115

Total assets	96,341	80,961	24,282	51,516

1	31.12.08 figures have been restated to include Barclays Russia.
2	31.12.08 figures have been restated to exclude Barclays Russia.
3	The discontinued operations of Barclays Global Investors business is disclosed in note 20.

Barclays Bank PLC – 2009 Interim Results	125

Notes

19.	Segmental Reporting (continued)

GRCB - Emerging Markets £m	GRCB - Absa £m	Barclays Capital £m	Barclays Global Investors[3] £m	Barclays Wealth £m	Head Office Functions and Other Operations £m	Total £m

529	1,194	5,983	960	678	651	16,232

-	13	106	3	(51)	(149)	-

529	1,207	6,089	963	627	502	16,232

(86)	248	1,047	276	75	311	2,965

11,186	42,665	1,133,812	67,848	14,353	5,844	1,545,528

GRCB - Emerging Markets[2] £m	GRCB - Absa £m	Barclays Capital £m	Barclays Global Investors[3] £m	Barclays Wealth £m	Head Office Functions and Other Operations £m	Total £m

584	1,137	1,727	854	704	(72)	11,196

-	14	93	3	(48)	(117)	-

584	1,151	1,820	857	656	(189)	11,196

89	254	778	330	489	(468)	3,251

13,870	40,397	1,629,126	71,342	13,280	3,103	2,053,029

GRCB - Emerging Markets £m	GRCB - Absa £m	Barclays Capital £m	Barclays Global Investors[3] £m	Barclays Wealth £m	Head Office Functions and Other Operations £m	Total £m

410	1,032	3,288	984	706	(87)	11,873

-	15	123	3	(38)	(147)	-

410	1,047	3,411	987	668	(234)	11,873

52	298	524	265	182	(432)	2,784

11,001	34,183	966,141	79,032	17,761	4,534	1,365,752

Barclays Bank PLC – 2009 Interim Results	126

Notes

20.	Discontinued Operations

The assets and liabilities related to the BGI business held for disposal have been presented as held for sale following the approval by the Group’s management on 16th June 2009 and pending shareholder approval at a general meeting to be held on 6th August 2009. The completion date for the transaction is expected by the end of 2009.

The results of discontinued operations are as follows:

	Half Year Ended 30.06.09 £m	Half Year Ended 30.06.08 £m

Net fee and commission income	951	981

Net trading (loss)/income	(19)	14

Principal transactions	(19)	14

Other income	3	6

Total income	935	1,001

Operating expenses excluding amortisation of intangible assets and deal costs	(582)	(517)

Amortisation of intangible assets	(8)	(7)

Deal costs	(106)	-

Operating expenses	(696)	(524)

Profit before tax from discontinued operations	239	477

Tax	(114)	(155)

Profit after tax from discontinued operations	125	322

The other comprehensive income relating to discontinued operations are as follows:

	Half Year Ended 30.06.09 £m	Half Year Ended 30.06.08 £m

Tax relating to component of comprehensive income	8	12

Available for sale assets	12	(3)

Currency translation reserve	(157)	17

Total comprehensive income for the year from discontinued operations	(137)	26

The cash flows attributable to the discontinued operations are as follows:

Cash Flows from Discontinued Operations	Half Year Ended 30.06.09 £m	Half Year Ended 30.06.08 £m

Net cash flows from operating activities	(86)	118

Net cash flows from investing activities	(44)	(62)

Net cash flows from financing activities	225	(300)

Effect of exchange rates on cash and cash equivalents	(96)	6

Net (decrease)/increase in cash and cash equivalents	(1)	(238)

Cash and cash equivalents at beginning of period	1,035	749

Cash and cash equivalents at beginning of period	1,034	511

Barclays Bank PLC – 2009 Interim Results	127

Notes

20.	Discontinued Operations (continued)

Assets of the disposal group are as follows:

Assets	As at 30.06.09 £m

Cash and balances at central banks[1]	1,034

Financial assets designated at fair value:

- Held in respect of linked liabilities to customers under investment contracts	64,158

Available for sale financial investments	83

Other assets	376

Goodwill	346

Intangible assets	68

Property, plant and equipment	126

Deferred tax assets	201

Total assets	66,392

Liabilities of disposal group are as follows:

Liabilities	As at 30.06.09 £m

Liabilities to customers under investment contracts	64,158

Other liabilities	449

Current tax liabilities	(14)

Deferred tax liabilities	19

Total liabilities	64,612

1	Excludes cash and bank balances classified as financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts of £2,387m.

Barclays Bank PLC – 2009 Interim Results	128